     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 22, 1999

                                                      REGISTRATION NO. 333-77521
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                         PRE-EFFECTIVE AMENDMENT NO. 3

                                       TO

                                    Form S-1
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------
                           TD WATERHOUSE GROUP, INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                              6791                             13-4056516
(State or other jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
 incorporation or organization)       Classification Code Number)            Identification Number)

                                100 WALL STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 806-3500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                      ------------------------------------
                              STEPHEN D. MCDONALD
                            CHIEF EXECUTIVE OFFICER
                           TD WATERHOUSE GROUP, INC.
                                100 WALL STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 806-3500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                      ------------------------------------

                                   COPIES TO:

       LEE MEYERSON, ESQ.               R. GLENN BUMSTEAD, ESQ.              STEPHEN L. BURNS, ESQ.
   SIMPSON THACHER & BARTLETT            SENIOR VICE PRESIDENT,             CRAVATH, SWAINE & MOORE
      425 LEXINGTON AVENUE           GENERAL COUNSEL AND SECRETARY              WORLDWIDE PLAZA
    NEW YORK, NEW YORK 10017           THE TORONTO-DOMINION BANK               825 EIGHTH AVENUE
         (212) 455-2000                 TORONTO DOMINION CENTRE             NEW YORK, NEW YORK 10019
                                        TORONTO, ONTARIO M5K 1A2                 (212) 474-1000
                                             (416) 982-8345

                      ------------------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If the delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. [ ]
                      ------------------------------------
    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JUNE 22, 1999


                               32,000,000 Shares
                              [TD WATERHOUSE LOGO]

                           TD WATERHOUSE GROUP, INC.

                                  Common Stock
                            ------------------------

    We are offering 20,800,000 shares of our common stock in the United States through a syndicate of U.S. underwriters, 8,000,000 shares in Canada through a syndicate of Canadian underwriters, and 3,200,000 shares outside of the United States and Canada through a syndicate of international managers. The underwriters and managers have an option to purchase on a pro rata basis up to 4,800,000 additional shares to cover over-allotments.

    Prior to these offerings, there has not been a public market for our common stock. The initial public offering price is expected to be between $20.00 and $24.00 per share. Our common stock has been approved for listing on The New York Stock Exchange, and has been conditionally approved for listing on The Toronto Stock Exchange, under the symbol "TWE."

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" STARTING ON PAGE 8.

                                                                       UNDERWRITING
                                                         PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                          PUBLIC        COMMISSIONS    TD WATERHOUSE
                                                       -------------   -------------   -------------
Per Share............................................        $             $                 $
Total................................................     $              $               $

     We expect to deliver the shares of common stock on or about           ,
1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                           Joint Global Coordinators

CREDIT SUISSE FIRST BOSTON                                         TD SECURITIES
                        -------------------------------

CREDIT SUISSE FIRST BOSTON                                         TD SECURITIES

                      GOLDMAN, SACHS & CO.
                                    SALOMON SMITH BARNEY
                                              MORGAN STANLEY DEAN WITTER

                The date of this prospectus is           , 1999.

                                 TD WATERHOUSE,
                             A GLOBAL ONLINE BROKER

    [Graphic Picture: Computer Screen Showing TD Waterhouse Logo and Globe.]

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary.....................       2
Risk Factors...........................       8
Special Note Regarding Forward-Looking
  Statements...........................      18
Use of Proceeds........................      19
Dividend Policy........................      20
Dilution...............................      20
Capitalization.........................      21
Selected Financial and Other Data......      22
Management's Discussion and Analysis of
  Results of Operations and Financial
  Condition............................      24
The Reorganization.....................      40
Business...............................      43

                                           PAGE
                                           ----
Management.............................      65
Principal Stockholder..................      75
Description of Capital Stock...........      79
Certain Anti-Takeover and
  Other Provisions.....................      83
Shares Eligible for Future Sale........      88
Material U.S. Federal Income Tax
  Consequences To Non-U.S. Holders.....      89
Underwriting...........................      91
Legal Matters..........................      95
Experts................................      95
Additional Information.................      95
Index to Financial Statements..........     F-1

                      ------------------------------------
     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION CONTAINED IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT, REGARDLESS OF THE TIME OF DELIVERY OF THIS DOCUMENT OR ANY SALE OF COMMON STOCK.

                      ------------------------------------
                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL      , 1999 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERINGS), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THE OFFERINGS, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATIONS TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     The following section summarizes information presented later in this prospectus. You should carefully read the entire prospectus, and particularly the "Risk Factors" section, before investing in our common stock.

     Unless otherwise indicated, this prospectus refers to TD Waterhouse Group, Inc. and its subsidiaries after giving effect to the reorganization that will take place in connection with these offerings. In the reorganization, The Toronto-Dominion Bank, which currently owns all of our common stock, will transfer to TD Waterhouse all of TD Bank's discount brokerage businesses outside the U.S. All of the financial and other information in this prospectus has been restated to reflect this reorganization (which is described in detail later in this prospectus under the caption "The Reorganization") as if it had occurred at the beginning of the periods shown or discussed. Unless otherwise indicated, all references in this prospectus to "dollars" or "$" are to U.S. dollars.

                                  THE COMPANY

     TD Waterhouse is one of the largest discount brokers in the world. Leveraging our technological expertise, we have become one of the premier global online brokers and a leading provider of online investing services and related financial products. We have:

     - the second largest discount brokerage operations globally with over 2.6 million customer accounts, including approximately 1.9 million active accounts, and more than $105 billion in customer assets under administration as of April 30, 1999;

     - the third largest online discount brokerage operations globally by trading volume and customer assets;

     - a significant international presence with operations in the U.S., Canada, Australia, the United Kingdom and Hong Kong;

     - the second largest global branch network of any discount broker with over 200 branches worldwide and an additional 40 branches planned by the end of 2000; and

     - complemented our internal growth with a targeted acquisition program that has included the acquisition and integration of six companies since 1993, with over 570,000 customer accounts.

     We specialize in providing financial services to individual retail investors who manage their own investments and personal finances and to fee-based independent investment advisors. Customers in our major markets are able to utilize our services 24 hours a day, seven days a week through a variety of delivery channels, including the Internet and other electronic channels as well as our extensive network of branches and service centers. At April 30, 1999, approximately 855,000 of our customer accounts were enabled for online trading, and for the most recent fiscal quarter ended April 30, 1999, approximately 59% of our average daily trading volume of 118,000 trades were conducted online.

     We provide our customers with a broad range of brokerage, mutual fund, banking and other consumer financial products and services on an integrated basis. Our mutual fund offerings include over 9,600 mutual funds from over 525 fund families. At April 30, 1999, our customers had invested approximately $23 billion in these mutual funds through us, including over $6.7 billion in proprietary funds that we advise. In addition to clearing for our own customer accounts, we also provide correspondent clearing services for a number of other broker-dealers.

     Through our affiliates, Waterhouse National Bank and TD Bank, we provide our customers with fully integrated banking services, including insured money market accounts (which had over $3.6 billion in deposits at April 30, 1999), credit cards, checking, ATM access, insured certificates of deposit and other banking products. To date, our revenues and net income from banking products and services provided through our affiliates have not been material, but we believe that our ability to offer our customers a full line of financial products and services which includes these consumer banking products and services is a significant competitive factor in attracting and retaining our customers. We also provide our customers with a broad array of investment news, research reports and personal investment management tools (such as portfolio tracking and mutual fund and stock screening programs).

RECENT OPERATING PERFORMANCE

     We have achieved substantial growth in recent years in a number of key operating statistics, with customer accounts, average trades per day and customer assets for the six months ended April 30, 1999 increasing 42%, 117% and 73%, respectively, from the comparable period in 1998. Our financial performance over this period also strengthened, with significant growth in revenues and net income.

     - Total revenues for the six months ended April 30, 1999 were a record $464 million, up 65% from $282 million for the comparable period in 1998; and

     - Net income for the six months ended April 30, 1999 was a record $50.0 million, up 135% from $21.3 million for the comparable period in 1998.

     We have generated this growth while maintaining or improving operating margins. For the six months ended April 30, 1999, our pre-tax operating margin excluding goodwill was 24%, compared to 22% for the comparable period in 1998.

     According to estimates compiled by industry analysts, our market share of online trading activity in the U.S. was approximately 12% in the first calendar quarter of 1999. This ranks us third in the U.S. and globally based on online trading volume. In Canada, we were the first in the industry to offer online trading in 1992 and the first to offer Internet-based trading in 1996. We continue to be the market leader in Canadian discount brokerage, with a market share based on client assets of approximately 50% of the total market as of December 31, 1998, which we believe is more than double that of our nearest discount brokerage competitor. In addition, we had a market share for the calendar year 1998 of approximately 18% of total retail listed market orders, ranking us number one in the Canadian retail brokerage industry.

     In the U.S., we have been recognized as a leading provider of low-cost, high quality financial services. In both 1997 and 1998, SmartMoney magazine named us "America's #1 Discount Broker," and ranked our online trading service #1 in 1998. In 1999, SmartMoney ranked us as the #2 overall discount broker and #1 in both the Breadth of Products and the Extra Services categories. In October 1998, Kiplinger's magazine ranked us as the best discount broker for mutual funds.

OUR STRATEGY

     The discount brokerage industry has grown rapidly over the past decade, with the largest portion of this growth coming from the significant increase in online brokerage activity. According to data compiled by International Data Corporation, since the introduction of Internet access for online brokerage services in 1996, the number of online brokerage accounts has increased to an estimated 1.5 million at the end of 1996, 3.5 million at the end of 1997 and 6.4 million at the end of 1998, representing approximately $324 billion in assets. Online trading is estimated to have reached an average of over 499,000 trades per day during the first quarter of 1999 and now accounts for an estimated 25% of all retail stock trades in the U.S.

     Our strategy to date has focused on increasing our share of this growing market, and particularly the important online trading segment, through a combination of the following elements:

     -  offering our customers a broad range of financial products and services;

     - providing a choice of diverse and integrated delivery channels to our customers, including Internet, direct dial-up and touch-tone telephone access, as well as our extensive network of branch offices;

     - investing in advanced technology solutions and leveraging selected strategic partnerships;

     -  maintaining a commitment to high-quality customer service; and

     -  offering highly competitive pricing.

     Our ongoing business strategy focuses on positioning us to take advantage of the current industry dynamics by leveraging our position as the world's second largest discount brokerage firm. Key elements of our strategy include:

     -  building brand awareness on a global basis;

     -  expanding our products and services;

     - building customer assets by focusing on high growth, profitable market segments;

     - leveraging our technological expertise to enhance our customers' experience and empower them to better manage their investments;

     - continuing our international expansion both in existing markets and into attractive new markets; and

     - enhancing our financial performance by building key businesses, focusing on low cost distribution and continuing to integrate and extract economies of scale from acquisitions.

                      ------------------------------------

     Our principal executive offices are located at 100 Wall Street, New York, NY 10005, and our telephone number is (212) 806-3500.

                                  THE OFFERING

Common stock offered:
  U.S. offering.............................    20,800,000 shares
  Canadian offering.........................    8,000,000 shares
  International offering....................    3,200,000 shares
     Total..................................    32,000,000 shares
Common stock to be outstanding following the
  offerings.................................    365,000,000 shares
Use of proceeds.............................    We intend to use approximately $443 million
                                                of the estimated net proceeds of the
                                                offerings for investments in technology and
                                                systems upgrades, increases in our
                                                advertising and marketing budget and other
                                                working capital and general corporate
                                                purposes. The exact amount and timing of
                                                such expenditures, however, will depend upon
                                                a number of factors, including growth in
                                                customers and trading activity, market
                                                conditions and technological developments,
                                                and accordingly, management will have broad
                                                discretion in allocating the proceeds from
                                                the offerings for specific purposes. We may
                                                also use a portion of the net proceeds to
                                                finance acquisitions of other companies,
                                                although we do not currently have any
                                                pending or proposed significant
                                                acquisitions.
                                                In addition, we intend to use approximately
                                                $221 million of the remaining net proceeds
                                                to repay certain intercompany debt to TD
                                                Bank and to redeem shares of the preferred
                                                stock of several of our subsidiaries held by
                                                TD Bank.
NYSE and TSE listing symbol.................    TWE

     The share totals listed above do not include 4,800,000 additional shares that will be offered by us if the underwriters and managers exercise their over-allotment option in full. Some of the disclosure in this prospectus will be different if the underwriters and managers exercise this option. Unless we state otherwise, the information in this prospectus assumes that the underwriters and managers will not exercise this option.

     In addition, the number of shares of common stock shown in this prospectus
as outstanding following the offerings includes           shares which are
issuable upon exchange of the exchangeable preference shares held by TD Bank (see "The Reorganization"), and excludes 32,850,000 shares to be reserved for issuance pursuant to employee incentive and stock option plans.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following table presents the results of the Waterhouse Securities Group, our U.S.-based operations that were acquired at the end of fiscal year 1996, and the Green Line Group, our Canada-based operations, as stand-alone operations in fiscal years 1994 and 1995 and as combined operations thereafter. Pro forma 1996 accounts have been prepared to present the combined results of operations as if the acquisition of the Waterhouse Securities Group occurred as of the beginning of fiscal year 1996. The data presented for the six months ended April 30, 1998 and April 30, 1999 are unaudited. See "Selected Financial and Other Data," "The Reorganization" and our combined financial statements and the notes thereto included elsewhere in this prospectus.

                                                                       YEAR ENDED OCTOBER 31,
                                     -------------------------------------------------------------------------------------------
                                              1994                       1995                1996          1997         1998
                                     -----------------------   ------------------------    PRO FORMA    HISTORICAL   HISTORICAL
                                       CANADA        U.S.        CANADA        U.S.        COMBINED      COMBINED     COMBINED
                                     ----------   ----------   ----------   -----------    ---------    ----------   -----------
                                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues
 Commissions and fees..............   $77,398      $83,917      $64,833      $113,881      $ 270,505    $ 313,572    $   409,432
 Mutual fund and related revenue...        --        6,018        5,831         9,286         23,515       35,762         59,022
 Net interest revenue..............    26,604       13,056       28,660        18,888         53,085       68,874        117,733
 Other.............................     9,863        1,603       14,493         1,375         23,681       28,424         28,274
                                      -------      -------      -------      --------      ---------    ---------    -----------
   TOTAL REVENUES..................   113,865      104,594      113,817       143,430        370,786      446,632        614,461
                                      -------      -------      -------      --------      ---------    ---------    -----------
Expenses
 Employee compensation and
   benefits........................    35,136       32,272       31,414        43,259        107,137      138,261        183,377
 Execution and clearing costs......    18,312       11,983       17,219        14,989         47,510       63,316         95,523
 Occupancy and equipment...........     8,555       10,223       10,221        12,992         44,413       43,485         56,596
 Advertising and marketing.........     3,120        4,677        3,572         9,441         14,439       18,511         33,184
 Communications....................     7,330        4,189        6,718         6,032         19,154       22,981         30,809
 Amortization of goodwill..........     1,638           --        1,623            --         21,121       21,630         33,000
 Professional fees.................     4,172        2,480        5,799         4,095         15,034       14,871         15,350
 Other.............................    15,219        9,477       11,313        13,969         34,311       44,956         63,144
                                      -------      -------      -------      --------      ---------    ---------    -----------
   TOTAL EXPENSES..................    93,482       75,301       87,879       104,777        303,119      368,011        510,983
                                      -------      -------      -------      --------      ---------    ---------    -----------
Income before income taxes.........    20,383       29,293       25,938        38,653         67,667       78,621        103,478
Income tax provision...............     9,689       11,731       12,127        15,228         41,363       42,416         54,765
                                      -------      -------      -------      --------      ---------    ---------    -----------
   NET INCOME......................   $10,694      $17,562      $13,811      $ 23,425      $  26,304    $  36,205    $    48,713
                                      =======      =======      =======      ========      =========    =========    ===========
Pro forma basic and diluted
 earnings per share................                                                                                  $      0.15
                                                                                                                     ===========
Shares used to compute pro forma
 per share data (1)................                                                                                  333,000,000
                                                                                                                     ===========

                                         SIX MONTHS ENDED
                                            APRIL 30,
                                     ------------------------
                                        1998         1999
                                     HISTORICAL   HISTORICAL
                                      COMBINED     COMBINED
                                     ----------   -----------
STATEMENT OF INCOME DATA:
Revenues
 Commissions and fees..............  $ 192,112    $   328,678
 Mutual fund and related revenue...     23,386         43,595
 Net interest revenue..............     52,668         73,315
 Other.............................     13,745         18,445
                                     ---------    -----------
   TOTAL REVENUES..................    281,911        464,033
                                     ---------    -----------
Expenses
 Employee compensation and
   benefits........................     88,560        130,321
 Execution and clearing costs......     41,450         68,103
 Occupancy and equipment...........     26,396         36,801
 Advertising and marketing.........     15,819         24,056
 Communications....................     13,916         22,716
 Amortization of goodwill..........     15,363         18,563
 Professional fees.................      7,194         10,248
 Other.............................     26,925         60,211
                                     ---------    -----------
   TOTAL EXPENSES..................    235,623        371,019
                                     ---------    -----------
Income before income taxes.........     46,288         93,014
Income tax provision...............     24,954         42,985
                                     ---------    -----------
   NET INCOME......................  $  21,334    $    50,029
                                     =========    ===========
Pro forma basic and diluted
 earnings per share................               $      0.15
                                                  ===========
Shares used to compute pro forma
 per share data (1)................               333,000,000
                                                  ===========


                                                                   YEAR ENDED OCTOBER 31,
                                 -------------------------------------------------------------------------------------------
                                          1994                       1995                 1996          1997         1998
                                 -----------------------   ------------------------    PRO FORMA     HISTORICAL   HISTORICAL
                                   CANADA        U.S.        CANADA        U.S.         COMBINED      COMBINED     COMBINED
                                 ----------   ----------   ----------   -----------    ----------    ----------   ----------
OTHER OPERATING DATA:
Pre-tax operating margin,
 excluding goodwill............      19.3%        28.0%        24.2%        26.9%           23.9%         22.4%        22.2%
Average commissions per revenue
 trade.........................   $  62.42     $  46.77     $  47.42     $  45.61      $    47.72    $    39.73   $    28.82
Advertising and marketing
 expense per new account.......   $  40.05     $  57.00     $  42.93     $ 104.39      $    58.76    $    57.16   $    64.94
Average trades per day
 Electronic....................        650          209          970        1,645           5,415        11,200       28,621
 Total.........................      6,488        6,431        6,532        8,774          23,197        32,471       56,173
Total accounts.................    335,000      363,000      358,000      455,000       1,028,000     1,373,000    2,302,000
Total active accounts(2).......    235,000      171,000      251,000      251,000         708,000       960,000    1,609,000
Number of new accounts.........     78,000       82,000       83,000       90,000         246,000       324,000      511,000
Total customer assets (in
 billions).....................   $    9.2     $    7.3     $   11.0     $   11.6      $     28.7    $     42.0   $     75.9
Total employees................        990          655          916        1,023           2,773         3,006        4,217
Total branches.................         24           66           27           73             119           144          192

                                    SIX MONTHS ENDED
                                        APRIL 30,
                                 -----------------------
                                    1998         1999
                                 HISTORICAL   HISTORICAL
                                  COMBINED     COMBINED
                                 ----------   ----------
OTHER OPERATING DATA:
Pre-tax operating margin,
 excluding goodwill............       21.9%        24.0%
Average commissions per revenue
 trade.........................  $    31.60   $    23.56
Advertising and marketing
 expense per new account.......  $    62.84   $    57.25
Average trades per day
 Electronic....................      23,971       68,016
 Total.........................      49,903      108,140
Total accounts.................   1,856,000    2,640,000
Total active accounts(2).......   1,258,000    1,884,000
Number of new accounts.........     252,000      420,000
Total customer assets (in
 billions).....................  $     61.2   $    106.1
Total employees................       3,786        5,310
Total branches.................         177          210


---------------

(1) Shares used to compute pro forma per share data for the year ended October 31, 1998 and the six months ended April 30, 1999 represent common stock outstanding immediately after the reorganization described elsewhere in this
    prospectus but before the offerings. The shares include         shares of
    common stock issuable on the exchange of the exchangeable preference shares of our Canadian subsidiary to be issued to TD Bank in the reorganization.

(2) Active accounts are accounts that had purchase, sale or other activity during the previous calendar quarter.

     The following table sets forth selected data from our combined statement of financial condition as of April 30, 1999 and as adjusted to give effect to (1) the reorganization, (2) the sale of 32 million shares of common stock by us in the offering at an average initial public offering price of $22.00 per share (the mid-point of the range of estimated initial public offering prices set forth on the cover page of this prospectus) and after the deduction of the underwriting discounts and estimated expenses payable by us in the offering and
(3) the application of the net proceeds therefrom. See "Use of Proceeds."


     This table should be read in conjunction with our historical combined financial statements and the notes thereto included elsewhere in this prospectus.

                                                                     APRIL 30, 1999
                                                                -------------------------
                                                                  ACTUAL      AS ADJUSTED
                                                                ----------    -----------
                                                                     (IN THOUSANDS)
COMBINED STATEMENT OF FINANCIAL CONDITION DATA:
Cash and cash equivalents...................................    $  671,286    $1,114,286
Securities owned, at market value...........................        63,407        63,407
Receivable from customers...................................     5,096,753     5,096,753
Total assets................................................     7,628,382     8,071,382
Deposits received for securities loaned.....................     3,780,347     3,780,347
Payable to customers........................................     2,010,910     2,010,910
Equity......................................................     1,190,407     1,649,407

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to invest in our company. There may be additional risks that we do not currently know of or that we currently deem immaterial based on the information available to us. Our business, financial condition or results of operations could be materially adversely affected by any of these risks, resulting in a decline in the trading price of our common stock, and you could lose all or part of your investment.

OUR BUSINESS COULD BE HARMED BY MARKET VOLATILITY AND OTHER SECURITIES INDUSTRY RISKS

     Our revenues are derived primarily from securities brokerage and related services, and we expect this business to continue to account for almost all of our revenues. We, like other securities firms, are directly affected by economic and political conditions, broad trends in business and finance and changes in the conditions of the securities markets in which our customers trade. Over the past several years the securities markets in the U.S. and Canada (which are the principal trading markets for most of our customers) have fluctuated considerably. A downturn in either of these markets would adversely affect our operating results. Recently, the markets for technology and Internet-related stocks have been especially volatile, and a significant downturn would have an even greater effect on us because a substantial portion of our customers invest in these types of stocks. In previous major stock market declines, many firms in the securities industry suffered financial losses, and the level of individual investor trading activity decreased after these events. When trading volume is low, our profitability would likely be adversely affected because a significant portion of our costs do not vary with revenue. For these reasons, severe market fluctuations could have a material adverse effect on our business, financial condition and operating results. Some of our competitors with more diversified business lines might withstand such a downturn in the securities industry better than we would. See "-- We Face Substantial Competition Which Could Reduce Our Market Share and Harm Our Financial Performance."

OUR BUSINESS RELIES HEAVILY ON COMPUTERS AND OTHER ELECTRONIC SYSTEMS AND CAPACITY CONSTRAINTS AND FAILURES OF THESE SYSTEMS COULD HARM OUR BUSINESS

     We receive and process a majority of our trade orders through electronic means such as the Internet, dial-up links to our private computer networks and touch-tone telephones. In addition, we execute all of our trades through a series of computerized processing systems and links to third parties. Thus, we depend heavily on the capacity and reliability of the electronic systems supporting this type of trading. Heavy use of our systems during peak trading times or at times of unusual market volatility could cause our systems to operate slowly or even to fail for periods of time. Recently, we have experienced periods of extremely high trading volume and substantial volatility in the securities markets. On several occasions during these periods, the volume and volatility of trading activity caused individual system components or processes to fail, resulting in the temporary unavailability of our web site for electronic trading. On some other occasions, high trading volume has caused significant delays in executing trading orders, resulting in some customers' orders being executed at prices they did not anticipate. We cannot assure you that these events will not occur again in the future. These occurrences are dissatisfying to our customers, who may file formal complaints with us or industry regulatory organizations, initiate regulatory inquiries or proceedings, file lawsuits against us, switch brokerage firms or cease online trading altogether. See "Business -- Legal and Administrative Proceedings." While we constantly monitor system loads and performance and regularly implement system upgrades to handle predicted increases in trading volume and volatility, we cannot assure you that we will be able to accurately predict such future volume increases or volatility or that our systems will be able to accommodate such volume increases or volatility without failure or degradation.

     Our electronic systems are also vulnerable to damage or interruption from human error, natural disasters, power loss, sabotage, computer viruses and similar events or the loss of support services from third parties.

     As our business expands, we also face risks relating to the need to expand and upgrade our transaction processing systems, network infrastructure and other aspects of our technology. While many of our systems are designed to be scalable (that is, to accommodate additional growth without redesign or replacement), we may nevertheless need to make significant investments in additional hardware and software to accommodate growth. In addition, we cannot assure you that we will be able to predict accurately the timing or rate of such growth, or expand and upgrade our systems and infrastructure on a timely basis.

WE OPERATE IN A HIGHLY REGULATED INDUSTRY AND COMPLIANCE FAILURES COULD ADVERSELY AFFECT OUR BUSINESS

     The securities industry in the U.S., Canada and the other jurisdictions in which we operate is subject to extensive regulation covering all aspects of the securities business, including:

     -  registration of offices and personnel;

     -  sales methods;

     -  acceptance and execution of customer orders;

     -  handling of customer funds and securities;

     -  trading practices;

     -  capital structure;

     -  record keeping;

     -  conduct of directors, officers and employees; and

     -  supervision.

     As a clearing broker, we have to comply with additional laws and rules. These include rules relating to possession and control of customer funds and securities, margin lending and execution and settlement of transactions. See "-- Our Clearing Operations Expose Us to Potential Liability for Clearing Errors and Other Risks That Could Adversely Affect Us."

     The various governmental authorities and industry self-regulatory organizations that supervise and regulate us generally have broad enforcement powers to censure, fine, issue cease-and-desist orders or suspend or expel us or any of our officers or employees who violate applicable laws or regulations. Our ability to comply with all applicable laws and rules is largely dependent on our establishment and maintenance of compliance and reporting systems, as well as our ability to attract and retain qualified compliance and other personnel. We could be subject to disciplinary or other regulatory or legal actions in the future due to noncompliance. In addition, it is possible that any past noncompliance could subject us to future civil lawsuits, the outcome of which could have a material adverse effect on our financial condition and operating results.

     Recently, various regulatory and enforcement agencies have been reviewing systems capacity, customer access, best execution practices, and other service issues as they relate to the discount and online brokerage industry, including TD Waterhouse. These could result in enforcement actions, new regulations, or the retroactive application of existing regulations, any of which could have a material adverse effect on our business, financial condition and operating results. See "Business -- Legal and Administrative Proceedings."

     In addition, we use the Internet as a major distribution channel to provide products and services to our customers. Due to the increasing popularity of the Internet, it is possible that new laws and regulations may be adopted dealing with such issues as user privacy, content and pricing. Such laws and regulations might increase our cost of using, or limit our ability to use, the Internet as a distribution channel, which in turn could have a material adverse effect on our business, financial condition and operating results.

THE FUTURE SUCCESS OF OUR ONLINE BROKERAGE BUSINESS WILL DEPEND ON THE CONTINUED DEVELOPMENT AND MAINTENANCE OF THE INTERNET INFRASTRUCTURE

     The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. Our future success will depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. This will require a reliable network backbone with the necessary speed, data capacity and security, and the timely development of complementary products, such as high speed modems, for providing reliable Internet access and services.

     Many Internet service providers, which provide our customers with access to the Internet, and other suppliers of Internet systems and components have experienced a variety of outages and other delays as a result of damage to portions of their infrastructure and other technical problems and could face similar outages and delays in the future. Such outages and delays are likely to affect the level of Internet usage and the processing of transactions on our web site and are not within our control. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards to handle increased levels of activity or due to increased government regulation. The adoption of new standards or government regulation may require us to incur substantial data processing development and compliance costs.

WE FACE SUBSTANTIAL COMPETITION WHICH COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE

     The market for brokerage services is rapidly evolving and intensely competitive. We expect competition to continue and intensify in the future. We face direct competition from other discount brokerage firms, many of which provide touch-tone telephone and online brokerage services but do not maintain significant branch networks. This may result in those other firms having a lower cost structure and an ability to charge lower commissions.

     We also encounter competition from established full commission brokerage firms whose pricing and Internet strategies are continuing to evolve and who could elect to market the same types of services that we offer. Recently, Merrill Lynch, the largest U.S. brokerage firm, announced plans to provide discounted online brokerage services to its customers by December 1999. In addition, we compete with financial institutions, mutual fund sponsors and other organizations, some of which provide (or may in the future provide) electronic and other discount brokerage services.

     Some of our competitors have certain advantages over us, including:
     - longer operating histories and greater financial, technical, marketing and other resources;
     -  a wider range of services and financial products;
     -  greater name recognition and larger customer bases;
     - more extensive promotional activities, better terms and lower prices available to customers; and
     - cooperative relationships among themselves or with third parties to enhance services and products.

     Increased financial profit levels within the securities industry over the past several years have strengthened existing competitors. We believe that such success will continue to attract new competitors to the industry, such as banks, software development companies, insurance companies, providers of online financial and information services and others. Commercial banks and other financial institutions have become more competitive with us by offering their customers certain corporate and individual financial services traditionally provided by securities firms. The current trends toward consolidation and product line expansion in the commercial banking industry could further increase competition in all aspects of our business. To the extent our competitors are able to attract and retain customers based on the convenience of one-stop shopping, our business or ability to grow could be adversely affected. In many instances, we are competing with such organizations both for the same customers and for experienced brokers, technical and other personnel.

     We cannot assure you that we will be able to compete effectively with current or future competitors. See "Business -- Competition."

FAILURE TO INTRODUCE NEW SERVICES AND PRODUCTS IN A TIMELY MANNER MAY AFFECT OUR ABILITY TO COMPETE EFFECTIVELY

     Our future success will depend in large part on our ability to develop and enhance our services and products. We operate in a very competitive industry in which the ability to develop and deliver advanced services through the Internet and other channels is a key competitive factor. There are significant technical risks in the development of new or enhanced services and products, including the risk that we will be unable to:
     -  effectively use new technologies;

     -  adapt our services and products to emerging industry standards; or

     -  develop, introduce and market enhanced or new services and products.

     If we are unable to develop and introduce enhanced or new services and products quickly enough to respond to market or customer requirements or to comply with emerging industry standards, or if these services and products do not achieve market acceptance, our business, financial condition and operating results could be materially adversely affected.

EXPANSION OF OUR OPERATIONS OUTSIDE NORTH AMERICA INVOLVES SPECIAL CHALLENGES THAT WE MAY NOT BE
ABLE TO MEET, WHICH COULD NEGATIVELY IMPACT OUR FINANCIAL RESULTS

     To date, we have established or acquired operations in Australia, the United Kingdom and Hong Kong and we plan to expand our operations into other European and possibly Asian countries in the near future. There are certain risks inherent in doing business in international markets, particularly in the regulated brokerage industry, which could include for any particular market:

     - less developed technological infrastructures, resulting in lower customer acceptance of, or access to, electronic channels;

     - less developed automation in exchanges, depositories and national clearing systems;

     - unexpected changes in regulatory requirements, tariffs and other trade barriers;

     -  difficulties in staffing and managing foreign operations;

     -  fluctuations in currency exchange rates;

     -  reduced protection for intellectual property rights;

     -  seasonal reductions in business activity during the summer months; and

     -  potentially adverse tax consequences.

Any of the factors described above could have a material adverse effect on our future international operations and consequently on our business, financial condition and operating results.

     We are required to comply with the laws and regulations of each country in which we conduct business. Any failure to develop effective compliance and reporting systems could result in regulatory penalties in the applicable jurisdiction, which could have a material adverse effect on our business, financial condition and operating results. The growth of the Internet as a means of conducting international business has raised many legal issues regarding, among other things, the circumstances in which countries or other jurisdictions have the right to regulate Internet services that may be available to their citizens from service providers located elsewhere. In many cases, there are no laws, regulations, judicial decisions or governmental interpretations that clearly resolve these issues. This uncertainty may adversely affect our ability to use the Internet to expand our international operations, and creates the risk that we could be subject to disciplinary sanctions or other penalties for failure to comply with applicable laws or regulations.

WE INTEND TO CONTINUE GROWING THROUGH ACQUISITIONS OF OTHER COMPANIES, AND OUR BUSINESS AND FINANCIAL RESULTS COULD BE ADVERSELY AFFECTED IF WE DO NOT SUCCESSFULLY IMPLEMENT THESE ACQUISITIONS

     A significant portion of our growth to date has been based on acquisitions, and we may acquire other companies or businesses in the future. Acquisitions entail numerous risks, including:

     -  difficulties in the assimilation of acquired operations and products;

     -  diversion of management's attention from other business concerns;

     -  assumption of unknown material liabilities of acquired companies;

     - amortization of acquired intangible assets, which would reduce future reported earnings; and

     -  potential loss of customers or key employees of acquired companies.

     We cannot assure you that we will be able to integrate successfully any operations, personnel, services or products that might be acquired in the future.

OUR CLEARING OPERATIONS EXPOSE US TO POTENTIAL LIABILITY FOR CLEARING ERRORS AND OTHER RISKS THAT COULD ADVERSELY AFFECT US

     We are a "self-clearing" broker in the U.S., Canada, Australia, the United Kingdom and Hong Kong. We also provide clearing services for unaffiliated broker-dealers (referred to as "introducing brokers") in the U.S. and Canada. Self-clearing securities firms are subject to substantially more regulatory control and examination than brokers that rely on others to perform those functions, such as many of our competitors. Errors in performing clearing functions, including clerical and other errors related to the handling of funds and securities held by us on behalf of customers and introducing brokers, could lead to civil penalties imposed by applicable authorities as well as losses and liability in related lawsuits brought by customers and others. Any liability that arises as a result of our clearing operations could have a material adverse effect on our business, financial condition and operating results.

     Securities industry regulators in the U.S. and Canada are currently reviewing the extent to which clearing firms will be held accountable for the improper activities of introducing brokers for which they provide clearing services. We cannot assure you that our procedures will be sufficient to protect us from liability for the acts of introducing brokers under current laws and regulations or that securities industry regulators will not enact more restrictive laws or regulations or change their interpretations of current laws and regulations.

OUR CLEARING OPERATIONS REQUIRE US TO HAVE ACCESS TO SIGNIFICANT SOURCES OF LIQUIDITY WHICH MAY NOT BE AVAILABLE

     As a clearing firm, we extend credit to customers who purchase securities through their margin accounts. A significant portion of our revenues is derived from these margin loans. To the extent that these margin loans exceed customer free credit balances (that is, customer cash balances maintained with us), we generally must obtain financing from third parties. Currently, we obtain a significant portion of our funds for customer margin loans and our operating expenses from such excess customer free credit balances. To the extent customer cash balances are available for use by us at interest costs lower than third party financing, our cost of funds is reduced and our net income is enhanced. Such interest savings contribute substantially to the profitability of our operations. We cannot assure you that we will continue to be able to obtain such financing on favorable terms or in sufficient amounts.

WE NEED TO COMPLY WITH STRINGENT CAPITAL REQUIREMENTS

     Many of the regulatory agencies, securities exchanges and other industry self-regulatory organizations that regulate us have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Net capital is the net worth (assets minus liabilities) of a broker or dealer, less deductions for certain types of assets. If our brokerage subsidiaries fail to maintain the required net capital, they may be subject to suspension or revocation of their licenses, which could ultimately lead to their being liquidated. If such net capital rules are changed or expanded, or if there is an unusually large charge against net capital, we might be required to limit or discontinue those portions of our business that require the intensive use of capital. Such operations include our clearing operations and the financing of customer account balances. Also, our ability to withdraw capital from our brokerage subsidiaries could be restricted, which in turn could limit our ability to pay dividends, repay debt and redeem or purchase shares of our outstanding stock, if necessary. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business.

THE LOSS OF OUR THIRD PARTY SUPPLIERS OF KEY SERVICES WOULD ADVERSELY AFFECT OUR BUSINESS

     We rely on a number of third parties to process transactions. These include service bureaus for our customer account record keeping and data processing services and market makers and stock exchanges to execute customer orders. In the U.S., we depend on Automatic Data Processing and in Canada on

Information Systems Management Corporation (a wholly-owned subsidiary of IBM Canada) for back-office services, including broker terminal services and order entry systems, and other information necessary to run our business, including transaction summaries, data feeds for compliance and risk management, execution reports, and trade confirmations. In addition, the key component of our Internet trading technology is the webBroker front-end program and the middleware (which links customer interface programs to our back office systems) provided to us by our affiliate, Marketware International Inc. The inability of Marketware to support our business would put the ongoing viability and improvement of our system at risk. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. An interruption in or the cessation of service by any third-party service provider as a result of systems failures or capacity constraints or for any other reason, and our inability to make alternative arrangements in a timely manner, if at all, would have a material adverse effect on our business, financial condition and operating results. See "Business -- Products and Services."

BECAUSE WE RELY ON ENCRYPTION TECHNOLOGY OUR BUSINESS IS VULNERABLE TO SECURITY RISKS WHICH MAY COMPROMISE OUR CUSTOMER TRANSACTION DATA

     A significant barrier to Internet commerce is the secure transmission of confidential information over public networks. We rely on third-party encryption and authentication technology to facilitate secure transmission of confidential information. We cannot assure you that advances in computer and cryptography capabilities or other developments will not result in a compromise of the algorithms we use to protect customer transaction data. See "Business -- Technology and Information Systems."

THE LOSS OF ANY OF OUR EXECUTIVE OFFICERS AND KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS

     Our continued success will depend to a significant extent on the efforts and abilities of certain of our senior executive officers. The loss of a senior executive officer could have a material adverse effect on our business, financial condition and results of operations. While we intend to enter into employment agreements with certain of our key senior executives in connection with the offerings and while all members of senior management hold stock options (and are expected to receive additional options in connection with the offerings), we cannot assure you that any of such persons will not voluntarily terminate his or her employment with us. See "Management -- Employment Agreements" and "-- Anticipated Stock Option Grants."

WE MAY BE UNABLE TO MANAGE EFFECTIVELY OUR RAPID GROWTH

     Our rapid growth has placed significant demands on our management and other resources and is likely to continue. To manage the currently anticipated growth of our business, we will need to attract, hire and retain highly skilled and motivated officers and employees. In particular, we currently need to hire a significant number of account representatives and other customer service personnel to support the expansion of our service centers and expect that a need for increased staffing will continue. In addition, most of our competitors are facing similar staffing shortages, making the competition for qualified employees particularly strong. We will also need to improve existing systems and/or implement new systems for transaction processing, operational and financial management and training, integrating and managing our growing employee base. We cannot assure you that we will be able to attract the employees or conduct the system improvements necessary to manage this growth effectively or that we will be able to achieve the rate of growth we have experienced in the past.

OUR EXPOSURE TO POSSIBLE SECURITIES LITIGATION COULD ADVERSELY AFFECT OUR
BUSINESS

     Many aspects of the securities brokerage business, including online trading services, involve substantial risks of liability. In recent years, there has been an increasing incidence of litigation involving the securities brokerage industry, including class action and other suits that generally seek substantial damages, including in some cases punitive damages. Like other securities brokerage firms, we have been named as a defendant in class action and other suits. Any such litigation brought in the future could have a material adverse effect on our business, financial condition and operating results. See "Business -- Legal and Administrative Proceedings."

LOSSES DUE TO CUSTOMER DEFAULTS AND FRAUD COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS

     Extending credit to our customers involves certain risks. We allow most of our customers to purchase securities on margin. We also allow customers, subject to certain internal approval requirements, to place trades up to specified limits without first depositing any money into their accounts. We generally are obligated to settle trades with the other party even if our customer fails to meet his or her obligations to us. This risk is especially great when the market is declining rapidly and the value of the collateral we hold, if any, could fall below the amount of our customer's obligations to us for that trade. Under applicable regulations and our internal policies, any time we extend credit to a customer to purchase securities, we must require the customer to maintain a minimum cash or securities deposit level in his or her account. We run the risk of loss if there are sharp changes in the market values of securities pledged to us and our customers fail to honor their commitments to supply additional cash collateral.

     In addition to the risks of extending credit to customers, we are exposed to potential losses resulting from fraud and other misconduct by customers, including fraudulent Internet trading (including fraudulent access to legitimate customer accounts, or the use of a false identity to open an account) or the use of forged or counterfeit checks for payment. Such types of fraud may be difficult to prevent or detect, and we may not be able to recover the losses caused by such activities. It is possible that as a higher proportion of our trading volume is comprised of online transactions, it may be more difficult to detect fraud or misconduct at an early stage. Any such losses could have a material adverse effect on our business, financial condition and operating results.

INEFFECTIVE RISK MANAGEMENT METHODS COULD HARM OUR BUSINESS

     Our policies and procedures to identify, monitor and manage our risks may not be fully effective. Certain of our methods to manage risk are based on historical measures of market behavior and are not necessarily predictive of future risk exposures, which could be greater than the historical measures and correlations indicate. Other risk management methods depend upon evaluation of information regarding markets, clients or other matters that is publicly available or otherwise accessible by us. Such information may not in all cases be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and we cannot assure you that those policies and procedures will be effective.

FAILURE TO ACHIEVE YEAR 2000 COMPLIANCE COULD CAUSE SIGNIFICANT LOSSES

     Because many computer systems were not designed to handle dates beyond the year 1999, computer hardware and software may need to be modified prior to the year 2000 in order to remain functional.

     We have assessed the potential impacts of the year 2000 issue on our products, services and internal information systems and have successfully completed industry-wide testing of all our systems. We believe that we have budgeted sufficiently for the costs of all additional required testing and remediation for year 2000 issues. Nevertheless, we cannot assure you that the actual costs incurred by us for this testing and remediation will not be significantly greater than planned. We also cannot assure you that our systems will perform successfully after December 31, 1999.

     We must rely on outside vendors to address year 2000 issues for their hardware and software. We have assessed and evaluated potential year 2000 issues with respect to our outside vendors and have performed tests to ensure that their critical systems are year 2000 compliant. Based on these procedures, we believe that all our back-office service providers worldwide are currently running on systems that are year 2000 compliant. In addition, we are developing contingency plans with respect to potential year 2000 issues in our mission-critical systems and to address the risk of business disruption due to vendor year 2000 issues. Nevertheless, we cannot assure you that our vendors' systems will work properly after December 31, 1999 or that our contingency plans will respond adequately to any such failures. Either occurrence would have an adverse effect on our business, financial condition and operating results.

     Certain of the methods of trading we employ depend heavily on the integrity of electronic systems outside of our control, such as online and Internet service providers, and third-party software, such as Internet browsers. A failure of any of these systems due to year 2000 issues would interfere with the trading process and, in turn, may have a material adverse effect on our business, financial condition and operating results.

     Due to our dependence on computer technology to conduct our business, we are particularly vulnerable to possible year 2000 processing failures, and their effect on our business, financial condition and operating results could be material. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Year 2000 Compliance."

WE HAVE BROAD DISCRETION IN ALLOCATING THE USE OF PROCEEDS OF THE OFFERINGS AND OUR FAILURE TO EFFECTIVELY APPLY SUCH PROCEEDS COULD ADVERSELY AFFECT OUR BUSINESS


     We intend to use approximately $443 million out of the estimated total net proceeds of the offerings of $664 million, or approximately $543 million out of an estimated total of $764 million if the underwriters exercise their over-allotment option in full, to purchase additional shares of our common stock for (1) investments in technology and systems upgrades, (2) increases in our advertising and marketing budget and (3) other working capital and general corporate purposes. A portion of the net proceeds may also be used to help finance acquisitions of other companies. We have not, however, allocated specific amounts of proceeds for these or other specific purposes and we will have significant flexibility in determining the amounts of net proceeds we apply to different uses and the timing of such applications. Our failure to apply these funds effectively could have a material adverse effect on our business, results of operations and financial condition. See "Use of Proceeds."


CONTROL BY TD BANK COULD PREVENT A CHANGE OF CONTROL OF OUR COMPANY AND MAY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

     We are currently a wholly-owned subsidiary of TD Bank. Upon completion of the offerings of our common stock, TD Bank will beneficially own approximately 91.2% of our common stock, including shares issuable upon exchange of the exchangeable preference shares issued to TD Bank in the reorganization (90.0% if the underwriters' over-allotment option is exercised in full). Accordingly, for as long as TD Bank continues to beneficially own more than 50% of our common stock, TD Bank will be able to elect our entire board of directors, control all matters that require a stockholder vote (such as mergers, acquisitions and other business combinations) and exercise a significant amount of influence over our management and operations. This concentration of ownership could have the effect of preventing us from undergoing a change of control in the future and might affect the market price of our common stock.

CONFLICTS OF INTEREST AND COMPETITION WITH TD BANK MAY ARISE

     Various conflicts of interest between us and TD Bank may arise in the future in a number of areas relating to our past and ongoing relationships, including potential acquisitions of businesses or properties, potential competitive business activities, the election of new or additional directors, payment of dividends, incurrence of indebtedness, tax matters, financial commitments, marketing functions, indemnity arrangements, service arrangements, issuances of our capital stock, sales or distributions by TD Bank of its remaining shares of our common stock and the exercise by TD Bank of control over our management and affairs. A majority of our anticipated directors after the offerings also serve as officers or directors of TD Bank or its other subsidiaries. Service as a director or officer of both us and TD Bank or its other subsidiaries would create conflicts of interest if such directors and officers are faced with decisions that could have materially different implications for us and for TD Bank. Our charter will include certain provisions relating to the allocation of business opportunities that may be suitable for both us and TD Bank. These provisions will expire only after TD Bank no longer beneficially owns at least ten percent of our common stock and no person who serves on our board of directors also serves on the board of directors of TD Bank or any of its other subsidiaries. See "Certain Anti-

Takeover and Other Provisions -- Corporate Opportunities." We have not established any other formal procedures relating to conflicts of interests involving our directors. If and when such a conflict of interest arises, our directors intend to take all actions necessary to comply with their fiduciary duties to our stockholders under Delaware law, including, where appropriate, abstaining from voting on matters which present a conflict of interest for such director.

     As part of the reorganization, TD Bank will contribute all of its worldwide discount brokerage operations to us. TD Bank does not currently have any plans to form or acquire any other discount brokerage operations, other than through us. However, TD Bank, through its TD Evergreen Investment Services division, is currently engaged in the full-service brokerage and related investment service business, and TD Bank, directly and through its subsidiaries is engaged in the investment banking business. TD Bank is not restricted from competing with us and we cannot assure you that TD Bank will not expand its Evergreen or TD Securities Inc. operations in ways that would result in direct or indirect competition with us. It is also possible that changes in the markets in which we operate may in the future result in us competing directly or indirectly with TD Bank and its other subsidiaries.

AGREEMENTS BETWEEN US AND TD BANK ARE NOT THE RESULT OF ARMS'-LENGTH
NEGOTIATIONS


     In connection with the reorganization of TD Bank's worldwide discount brokerage operations into our company, we will enter into an intercompany master services agreement with TD Bank. This agreement provides that, among other things, TD Bank may provide a broad range of administrative and support services to our Canadian subsidiaries, lease space to us for our Canadian operations, and purchase and maintain data processing and other equipment on our behalf. The agreement also provides that we will furnish securities clearing and other services to TD Bank and that Waterhouse National Bank and TD Bank will provide us with a range of banking products and services. We will also enter into transfer and assumption agreements pursuant to which TD Bank will transfer its Canadian and other non-U.S. discount brokerage and clearing businesses to us as part of the reorganization. We believe that the master services agreement and the other agreements we are entering into with TD Bank in connection with the reorganization contain terms, including pricing terms, which are fair to us and are similar to terms we could have negotiated with unaffiliated third parties. However, these agreements are not the result of arms'-length negotiations because of TD Bank's ownership and control of us. Accordingly, there can be no assurance that we could not have obtained more favorable terms from an unaffiliated third party. See "The Reorganization" and "Principal Stockholder."


     Also in connection with the reorganization, we will enter into a tax-sharing agreement with Waterhouse Investor Services, Inc., a wholly-owned subsidiary of TD Bank which acts as the U.S. holding company for certain of TD Bank's U.S. subsidiaries (including both us and Waterhouse National Bank). Under the tax-sharing agreement, Waterhouse Investor Services, Inc. has sole authority to respond to and conduct all tax proceedings (including tax audits) relating to our federal and combined state returns, to file all such returns on our behalf and to determine the amount of our liability to (or entitlement to payment from) Waterhouse Investor Services, Inc. under the tax-sharing agreement. See "Principal Stockholder -- Tax-Sharing Agreement." This arrangement may result in conflicts of interests between us and Waterhouse Investor Services, Inc. and its other subsidiaries.

CERTAIN PROVISIONS OF OUR CHARTER AND DELAWARE LAW WHICH COULD MAKE A TAKEOVER MORE DIFFICULT
COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK OR DEPRIVE YOU OF A PREMIUM OVER THE MARKET PRICE

     Our charter and bylaws and the laws of Delaware (the state in which we are incorporated) contain provisions that might make it more difficult for someone to acquire control of us in a transaction not approved by our board of directors. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors other than the candidates nominated by our board of directors. The existence of these provisions could adversely affect the market price of our common stock. Although such provisions do not have a substantial practical significance to investors while TD Bank controls us, such provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices should TD Bank's combined voting power decrease to less than 50%. See "Description of Capital Stock" and "Certain Anti-Takeover and Other Provisions."

FUTURE SALES OF SHARES BY TD BANK COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

     After completion of the offerings, there will be approximately 365.0 million shares of our common stock outstanding, of which approximately 333.0 million shares (including shares issuable upon exchange of exchangeable preference shares issued to TD Bank in the reorganization) will be held beneficially by our parent, TD Bank (or 369.8 million shares and 333.0 million shares, respectively, if the underwriters and managers exercise their over-allotment option in full). TD Bank will be able to sell these shares in the public markets from time to time, subject to certain limitations on the timing, amount and method of such sales imposed by SEC regulations. TD Bank has agreed with the underwriters for the offerings that it will not sell any of its shares without their prior consent until 180 days after the date of this prospectus. If TD Bank were to sell a large number of shares following these offerings, the market price of our common stock could decline significantly. Moreover, the perception in the public markets that such sales by TD Bank might occur could also adversely affect the market price of our common stock. See "Shares Eligible for Future Sale."

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK AND THE MARKET PRICE OF THE SHARES MAY FLUCTUATE

     Prior to these offerings, there has been no market for our common stock. The price of our common stock after the offerings may fluctuate widely, depending upon many factors, including the perceived prospects of our business and the securities or financial services industries in general, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general economic or market conditions and broad market fluctuations. In recent years, the securities markets have experienced substantial volatility in prevailing price levels that is unrelated or disproportionate to the operating performance of individual companies. Over this period the trading prices of discount brokerage company stocks have been particularly volatile. Accordingly, our common stock may trade at prices significantly below the initial public offering price.

     Our common stock has been approved for listing on The New York Stock Exchange and conditionally approved for listing on The Toronto Stock Exchange. These stock exchange listings do not, however, guarantee that a trading market for the common stock will develop or, if a market does develop, the depth of the trading market for the common stock or the prices at which the common stock will trade in such market.

INVESTORS WHO PURCHASE COMMON STOCK IN THE OFFERINGS WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION

     If you purchase shares of our common stock in the offerings, you will experience immediate and significant dilution in the tangible book value of the shares you purchase. This means that the price you pay will be significantly greater than the net tangible book value of the shares you acquire. This dilution is due to the fact that the effective cash cost to TD Bank of the shares of our common stock it has purchased in the past is significantly less than the price at which our shares of common stock are being offered to the public in these offerings. See "Dilution."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking" statements which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipate," "believe," "plan," "expect" and similar expressions have been used to identify these forward-looking statements. These statements reflect our current beliefs and are based on information currently available to us. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including those listed in the preceding "Risk Factors" section of this prospectus. Although the forward-looking statements contained in this prospectus are based upon what we believe to be reasonable assumptions, we cannot assure you that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus and we assume no obligation to update or revise them to reflect new events or circumstances.

                                USE OF PROCEEDS

     Based upon an assumed initial public offering price of $22.00 per share (the midpoint of the range of estimated initial public offering prices set forth on the cover page of this prospectus), we estimate that we will receive net proceeds of the offerings of approximately $664 million (or $764 million if the underwriters and managers exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and estimated expenses that are payable by us in the offerings.


     We intend to use approximately $221 million of the estimated net proceeds of the offerings to repay certain intercompany debt we owe to TD Bank, which was generally incurred in connection with the reorganization, and to redeem shares of preferred stock of several of our subsidiaries issued to TD Bank in connection with the reorganization. See "The Reorganization." The following table provides a detailed breakdown of these payments to be made to TD Bank:


        Debt repayment:

  -  Promissory notes issued by TD Waterhouse Canada in
     partial payment for its acquisition of the Canadian
     discount brokerage and brokerage clearance businesses
     of TD Bank as part of the reorganization (interest rate
     of Canadian banker's acceptance rate plus .50% per
     annum, payable on demand)..............................  $ 40 million

  -  Promissory notes issued by TD Waterhouse in partial
     payment for the acquisition of the U.K., Australian and
     Hong Kong discount brokerage businesses of TD Bank as
     part of the reorganization (interest rate of Canadian
     banker's acceptance rate plus .50% per annum, payable
     on demand).............................................  $ 25 million

  -  Existing debt owing by Green Line Australia to a
     subsidiary of TD Bank (interest rate of Australian bank
     bill rate plus 0.22% per annum)........................  $ 16 million
                                                              ------------
     Total debt repayment...................................  $ 81 million
Preferred share redemption..................................  $140 million
                                                              ------------
          Total.............................................  $221 million
                                                              ============


     We have not allocated for specific purposes a substantial portion of the estimated proceeds from the offerings. After repayment of the intercompany debt and redemption of the preferred stock as described above, approximately $443 million of net proceeds will be available to us. While we have not yet allocated this portion of the net proceeds for specific purposes, we anticipate that we will use these proceeds for investments in technology and systems upgrades, increases in our advertising and marketing budget and other working capital and general corporate purposes. The exact amount and timing of such expenditures, however, will depend upon a number of factors, including growth in customers and trading activity, market conditions and technological developments, and accordingly, management will have broad discretion in allocating the proceeds from the offerings for specific purposes. We may also use a portion of the net proceeds to help finance acquisitions of other companies, although we do not currently have any pending or proposed significant acquisitions.


     Pending such uses, we may invest the net proceeds in short-term liquid instruments, including deposit obligations, commercial paper and other debt securities of TD Bank.


     We have decided to become a public company at this time in order to raise capital for our ongoing growth, realize some of the current value of our businesses and enable us to use publicly traded securities reflecting our businesses and prospects to finance strategic acquisitions that we may decide to pursue in the future. The size of the offerings was determined by management based upon their judgment as to the appropriate balance of a number of factors, including our current and projected capital needs and those of TD

Bank, current and anticipated market conditions, the minimum amount of publicly-held shares necessary to facilitate an active trading market for the shares on both the NYSE and the TSE, and other relevant considerations.

                                DIVIDEND POLICY

     We intend to retain all of our earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors, after taking into account such matters as general business conditions, financial results, capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as the board of directors may deem relevant. See "Business -- Government Regulation; Net Capital Requirements" and "Description of Capital Stock."

                                    DILUTION

     As of April 30, 1999, the net tangible book value of our common stock (after giving effect to the reorganization) was approximately $533 million, or approximately $1.60 per share. Net tangible book value per share of common stock represents the amount of our total consolidated tangible assets minus total consolidated liabilities, divided by the 333 million shares of common stock outstanding (after giving effect to the reorganization). After giving effect to the sale by us of 32 million shares of common stock in the offerings at an assumed initial public offering price of $22.00 per share (the midpoint of the range of estimated initial public offering prices set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated expenses payable by us in the offerings, our net tangible book value as of April 30, 1999 would have been approximately $1,197,033, or approximately $3.28 per share. This represents an immediate increase in net tangible book value of $1.68 per share of common stock to our existing stockholder and an immediate dilution in net tangible book value of $18.72 per share to new investors purchasing shares of our common stock at the assumed initial public offering price.

     The following table illustrates this dilution on a per share basis(1):

Assumed initial public offering price per share of common
  stock.....................................................    $22.00
Net tangible book value per share of common stock before the
  offerings.................................................      1.60
Increase in net tangible book value per share of common
  stock attributable to the offerings(2)....................      1.68
                                                                ------
Pro forma net tangible book value per share of common stock
  after giving effect to the offerings......................      3.28
                                                                ------
Dilution in net tangible book value per share of common
  stock to new investors....................................    $18.72
                                                                ======

---------------

(1) Assumes that the underwriters and managers do not exercise their over-allotment option which is described under "Underwriting."

(2) After deducting the underwriting discounts and commissions and estimated expenses payable by us in the offerings.

     The following table summarizes the differences, as of April 30, 1999 (after giving effect to the reorganization), between our existing stockholder, TD Bank, and the new investors with respect to the number of shares purchased, the total consideration paid (in thousands) and the average price paid per share:

                                           SHARES PURCHASED         TOTAL CONSIDERATION      AVERAGE
                                       ------------------------   -----------------------     PRICE
                                         NUMBER      PERCENTAGE     AMOUNT     PERCENTAGE   PER SHARE
                                       -----------   ----------   ----------   ----------   ---------
Existing stockholder................   333,000,000      91.2%     $1,190,407      62.8%      $ 3.57
New investors.......................    32,000,000       8.8         704,000      37.2       $22.00
                                       -----------      ----      ----------      ----
  Total.............................   365,000,000       100%     $1,894,407       100%
                                       ===========      ====      ==========      ====

     The computations in this section include as outstanding the shares of common stock issuable upon exchange of the exchangeable preference shares acquired by TD Bank in the reorganization. See "The Reorganization."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of TD Waterhouse as of April 30, 1999 and as adjusted to give effect to (1) the reorganization, (2) the sale of 32 million shares of common stock by us in the offerings at an assumed initial public offering price of $22.00 per share (the midpoint of the range of estimated initial public offering prices set forth on the cover page of this prospectus) and after deduction of the underwriting discounts and estimated expenses payable by us in the offerings, and (3) the application of the net proceeds therefrom. See "Use of Proceeds."

     This table should be read in conjunction with our historical combined financial statements and the notes thereto included elsewhere in this prospectus.

                                                                  AS OF APRIL 30, 1999
                                                                -------------------------
                                                                  ACTUAL      AS ADJUSTED
                                                                ----------    -----------
                                                                 (DOLLARS IN THOUSANDS,
                                                                EXCEPT PER SHARE AMOUNTS)
Cash and cash equivalents...................................    $  671,286    $1,114,286
                                                                ==========    ==========
Total liabilities...........................................    $6,437,975    $6,421,975
                                                                ==========    ==========
CAPITALIZATION:
Historical combined equity..................................    $1,190,407    $       --
                                                                ----------    ----------
Stockholders' equity:
  Common stock, $.01 par value: 700 million shares
     authorized, 100 shares issued and outstanding, actual;
     365 million shares issued and outstanding, as
     adjusted(1)............................................            --         3,650
  Series common stock, $.01 par value: 100 million shares
     authorized, no shares issued and outstanding, actual
     and as adjusted........................................            --            --
  Preferred stock, $.01 par value: 100 million shares
     authorized, no shares issued and outstanding, actual;
     one share issued and outstanding as adjusted(2)........            --            --
  Preferred stock of subsidiaries, $10,000 par value: 14,000 shares authorized, no shares issued and outstanding,
     actual; 14,000 shares redeemed and retired, as
     adjusted...............................................            --            --
  Additional paid-in capital................................            --     1,645,757
  Retained earnings.........................................            --            --
                                                                ----------    ----------
     Total stockholders' equity.............................    $       --    $1,649,407
                                                                ----------    ----------
       Total capitalization.................................    $1,190,407    $1,649,407
                                                                ==========    ==========

---------------

(1) The common stock at April 30, 1999, as adjusted, includes         shares
    which are issuable upon exchange of the exchangeable preference shares held by TD Bank (See "The Reorganization"), and excludes 32,850,000 shares to be reserved for issuance pursuant to employee incentive and stock option plans.

(2) See "Description of Capital Stock -- Special Voting Preferred Share."

                       SELECTED FINANCIAL AND OTHER DATA

     The following selected financial data should be read together with the combined financial statements of TD Waterhouse and the notes thereto included elsewhere in this prospectus and the discussion under "Management's Discussion and Analysis of Results of Operations and Financial Condition." The combined statement of income data for the years ended October 31, 1997 and 1998, and the combined statement of financial condition data at October 31, 1997 and 1998, have been derived from our audited historical combined financial statements included elsewhere in this prospectus. The combined statement of income data for the six months ended April 30, 1998 and April 30, 1999 and the combined statement of financial condition data at April 30, 1999 have been derived from our unaudited historical combined financial statements included elsewhere in this prospectus. The pro forma combined statement of income data for the year ended October 31, 1996 has been derived from our audited combined financial statements and the audited combined financial statements of the Waterhouse Securities Group, also included in this prospectus, as if the Waterhouse Securities Group had been under the control of TD Bank as of the beginning of 1996. The Green Line Group's financial data and the Waterhouse Securities Group's financial data as of and for the years ended October 31, 1994 and 1995 have been derived from their respective unaudited financial statements not included in this prospectus. In our opinion, the unaudited statement of income data has been prepared on substantially the same basis as the audited combined financial statements included in this prospectus.

                                                                    YEAR ENDED OCTOBER 31,
                                       ---------------------------------------------------------------------------------
                                             1994                 1995              1996           1997         1998
                                       -----------------   ------------------     PRO FORMA     HISTORICAL   HISTORICAL
                                       CANADA     U.S.     CANADA      U.S.      COMBINED(1)     COMBINED     COMBINED
                                       -------   -------   -------   --------    -----------    ----------   -----------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues
 Commissions and fees................  $77,398   $83,917   $64,833   $113,881     $270,505       $313,572    $   409,432
 Mutual fund and related revenue.....       --     6,018     5,831      9,286       23,515         35,762         59,022
 Net interest revenue................   26,604    13,056    28,660     18,888       53,085         68,874        117,733
 Other...............................    9,863     1,603    14,493      1,375       23,681         28,424         28,274
                                       -------   -------   -------   --------     --------       --------    -----------
   TOTAL REVENUES....................  113,865   104,594   113,817    143,430      370,786        446,632        614,461
                                       -------   -------   -------   --------     --------       --------    -----------
Expenses
 Employee compensation and
   benefits..........................   35,136    32,272    31,414     43,259      107,137        138,261        183,377
 Execution and clearing costs........   18,312    11,983    17,219     14,989       47,510         63,316         95,523
 Occupancy and equipment.............    8,555    10,223    10,221     12,992       44,413         43,485         56,596
 Advertising and marketing...........    3,120     4,677     3,572      9,441       14,439         18,511         33,184
 Communications......................    7,330     4,189     6,718      6,032       19,154         22,981         30,809
 Amortization of goodwill............    1,638        --     1,623         --       21,121         21,630         33,000
 Professional fees...................    4,172     2,480     5,799      4,095       15,034         14,871         15,350
 Other...............................   15,219     9,477    11,313     13,969       34,311         44,956         63,144
                                       -------   -------   -------   --------     --------       --------    -----------
   TOTAL EXPENSES....................   93,482    75,301    87,879    104,777      303,119        368,011        510,983
                                       -------   -------   -------   --------     --------       --------    -----------
Income before income taxes...........   20,383    29,293    25,938     38,653       67,667         78,621        103,478
Income tax provision.................    9,689    11,731    12,127     15,228       41,363         42,416         54,765
                                       -------   -------   -------   --------     --------       --------    -----------
   NET INCOME........................  $10,694   $17,562   $13,811   $ 23,425     $ 26,304       $ 36,205    $    48,713
                                       =======   =======   =======   ========     ========       ========    ===========
Pro forma basic and diluted earnings
 per share...........................                                                                        $      0.15
                                                                                                             ===========
Shares used to compute pro forma per
 share data(2).......................                                                                        333,000,000
                                                                                                             ===========

                                           SIX MONTHS ENDED
                                              APRIL 30,
                                       ------------------------
                                          1998         1999
                                       HISTORICAL   HISTORICAL
                                        COMBINED     COMBINED
                                       ----------   -----------
STATEMENT OF INCOME DATA:
Revenues
 Commissions and fees................   $192,112    $   328,678
 Mutual fund and related revenue.....     23,386         43,595
 Net interest revenue................     52,668         73,315
 Other...............................     13,745         18,445
                                        --------    -----------
   TOTAL REVENUES....................    281,911        464,033
                                        --------    -----------
Expenses
 Employee compensation and
   benefits..........................     88,560        130,321
 Execution and clearing costs........     41,450         68,103
 Occupancy and equipment.............     26,396         36,801
 Advertising and marketing...........     15,819         24,056
 Communications......................     13,916         22,716
 Amortization of goodwill............     15,363         18,563
 Professional fees...................      7,194         10,248
 Other...............................     26,925         60,211
                                        --------    -----------
   TOTAL EXPENSES....................    235,623        371,019
                                        --------    -----------
Income before income taxes...........     46,288         93,014
Income tax provision.................     24,954         42,985
                                        --------    -----------
   NET INCOME........................   $ 21,334    $    50,029
                                        ========    ===========
Pro forma basic and diluted earnings
 per share...........................               $      0.15
                                                    ===========
Shares used to compute pro forma per
 share data(2).......................               333,000,000
                                                    ===========

                                                                      OCTOBER 31,                                      APRIL 30,
                                   ---------------------------------------------------------------------------------   ----------
                                          1994                  1995               1996         1997         1998         1999
                                   -------------------   -------------------    HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL
                                    CANADA      U.S.      CANADA      U.S.       COMBINED     COMBINED     COMBINED     COMBINED
                                   --------   --------   --------   --------    ----------   ----------   ----------   ----------
                                                                        (IN THOUSANDS)
STATEMENT OF FINANCIAL CONDITION
 DATA:
Cash and cash equivalents........  $ 43,484   $  9,806   $ 42,441   $ 14,553    $  246,097   $  291,511   $  522,029   $  671,286
Securities owned, at market
 value...........................    28,965         --     26,912      1,450        67,857       66,549       76,279       63,407
Receivable from customers........   326,984    285,165    339,239    415,885       962,551    1,757,019    2,556,182    5,096,753
Total assets.....................   674,431    322,932    696,025    457,107     1,969,007    2,946,594    4,298,736    7,628,382
Securities loaned................    74,689         --     72,639         --       403,765      916,700    1,033,964    3,780,347
Payable to customers.............   436,537     96,992    496,387    121,632       764,457    1,190,480    1,947,430    2,010,910
Equity...........................    36,827     42,556     51,836     55,054       535,795      619,519      995,135    1,190,407

---------------

(1) The pro forma combined statement of income data for the year ended October 31, 1996 has been prepared to give effect to the acquisition of the Waterhouse Securities Group on October 31, 1996, as if the acquisition had occurred on November 1, 1995. The pro forma adjustment represents the amortization of goodwill for the year ended October 31, 1996 in the amount of $19,488 related to the acquisition of the Waterhouse Securities Group. There were no other pro forma adjustments.

(2) Shares used to compute pro forma per share data for the year ended October 31, 1998 and the six months ended April 30, 1999 represent common stock outstanding immediately after the reorganization described elsewhere in this prospectus but before the offerings. The shares include shares of common stock issuable on the exchange of the exchangeable preference shares of our Canadian subsidiary to be issued to TD Bank in the reorganization.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

     After completion of the offerings, our operations will be comprised of the following businesses:

     - TD Bank's U.S.-based Waterhouse Securities Group, which includes Waterhouse Securities, Inc. and certain of its affiliates.

     - TD Bank's Canada-based Green Line Group, which operates as discount brokers in Canada, as well as Australia, the United Kingdom and Hong Kong.

     The Waterhouse Securities Group consists of certain subsidiaries of TD Bank, acquired effective October 31, 1996. The Green Line Group consists of certain divisions and subsidiaries of TD Bank. These assets will be combined to form our business in a reorganization that is described under "The Reorganization" below.

     Accordingly, the following discussion and analysis of our financial condition and results of operations are based on the combined results of these businesses. A more detailed discussion of the accounting principles used to combine the assets, liabilities and results of operations of the businesses and the specific entities and divisions included in the combination is set forth in Notes 1 and 2 to our combined financial statements included elsewhere in this prospectus.

REVENUES

     Commissions and fees, which account for the majority of total revenues, include commissions earned for executing customer trades, payments received by us from market-makers, exchanges and other execution agents for order flow and fees for providing trade execution and clearance services to financial institutions in the U.S. and Canada. Commissions and fees are primarily affected by changes in transaction volumes and changes in the commission or fee rates charged per transaction. Commissions, which account for over 90% of commissions and transaction fees, fluctuate based on the number of active customer accounts, the average number of trades per account, and the average commission per revenue trade. Active customer accounts have grown from approximately 0.7 million at October 31, 1996 to approximately 1.9 million as of April 30, 1999. We define active accounts as accounts that had purchase, sale or other activity during the previous calendar quarter. Combined with the significant growth in daily average trading volumes in the U.S. and major global equities markets, this account growth has resulted in a 61% increase in the average number of trades per account during this same period. The effect of such increases has been partially offset by a decrease in the average commission per revenue trade from approximately $47 per trade in the first fiscal quarter of 1997 to approximately $23 per trade in the second fiscal quarter of 1999. This was primarily due to the introduction of our online trading products in early 1997, which provided online customers with significant discounts from our standard commission schedule. We use other broker-dealers to execute our customers' orders and receive revenue from these broker-dealers for such order flow. Payments for order flow have not increased commensurate with increases in trading volumes as a result of changes in regulations and market conventions that caused market-makers and execution agents to change their payment policies for order flow by reducing the payment per trade and by limiting the types of trades on which payments are made. Order flow revenue has been consistently less than 5% of total revenue for the periods reviewed herein. Transaction fees for execution and clearing services have grown since 1996 due to the creation of a separate clearing entity in the U.S., the addition of new clients in the U.S. and Canada and general increases in market volumes.

     Mutual fund and related revenue represents customary trailer fees from third party and affiliated mutual funds in the U.S. and Canada and, in the U.S. only, fees for shareholder services, administration and investment management services provided to our proprietary money market and mutual funds. Such fees are primarily based upon the daily amount of customer assets invested in third party mutual funds and upon the average daily net asset value of our proprietary money market and mutual funds. As of April 30, 1999, we held in excess of $4 billion of customer assets in no-load, no-fee mutual funds sponsored by third parties. Our proprietary money market accounts and mutual funds had net assets valued at $10.4 billion at April 30, 1999. Commissions relating to the purchase and sale of mutual funds are included in commissions and fees.

     We also receive fees for providing referral and administrative services to our affiliate, Waterhouse National Bank ("WNB"), which is based on the daily cash balances our customers choose to sweep into an FDIC insured money market account. In addition, we provide investment advisory services to WNB with respect to WNB's fixed income portfolio and receive a fee based on the market value of the assets under management. Fees related to services provided to WNB are classified as mutual fund and related revenues.

     Net interest revenue is the difference between interest earned on our interest-earning assets (which primarily consist of margin loans to customers) and the interest expense associated with our interest-bearing liabilities (which include free credit balances in customers' accounts, deposits received for stock loaned and other borrowings). Net interest revenue is principally affected by changes in customer margin balances as well as the prevailing net interest spread. Net interest spread represents the difference between the rate we charge customers on margin loans (based on the broker call rate) and the rate we pay our customers (which is our lowest cost source of funds) and the rate we pay our other creditors. In the U.S., securities regulations place limits on the amount of customer funds we can use to finance our business, while no such limitations exist in Canada. Accordingly, the net interest spread from our Canadian brokerage operations has exceeded that of our U.S. operations.

     Other revenue consists primarily of revenues derived from ancillary services such as floor brokerage and retirement account administration.

OPERATING EXPENSES

     Our largest operating expense is employee compensation and benefits, which includes salaries and wages, incentive compensation and related employee benefits and taxes. We employ only a few commissioned sales representatives; therefore, compensation and benefits do not vary directly with changes in commission revenue. Most employees do, however, receive annual incentive compensation based on the overall operating results of our operations in each geographical region as well as the employee's individual performance. Therefore, a significant portion of compensation and benefits expense will fluctuate based on our operating results. Compensation expense also reflects the change in intrinsic value of TD Bank stock options granted to our employees under TD Bank's stock option plan.

     Execution and clearing costs include fees paid to floor brokers and exchanges for trade execution costs, fees paid to third-party vendors for data processing services and fees paid to clearing entities for certain clearance and settlement services. Execution and clearing costs, with the exception of data processing expenses, generally fluctuate based on transaction volume. Data processing services are generally provided under longer-term fixed fee arrangements with the providers.

     Occupancy and equipment expense includes the costs of leasing and maintaining our office space and branch network, the leases and rental costs related to computers and other equipment, and depreciation and amortization expense associated with our fixed assets and leasehold improvements. Occupancy and equipment expense is primarily affected by increases in the number of branches and employees.

     Advertising and marketing includes media, print and direct mail advertising expenses and other costs incurred to create brand awareness, promote our product and service offerings and introduce new products and services. Due to the rapid development of new products and services and increased competition, advertising and promotion has increased significantly from period to period and management expects this trend to continue in the future.

     Communications expense includes telephone expenses, which are generally affected by changes in customer transaction volumes and the increased use of electronic communication channels and online service offerings.

     We have been active in acquiring new businesses to rapidly expand our operations including: Marathon Brokerage in 1993, Waterhouse Securities Group in 1996, Pont Securities Limited in 1997 and Rivkin Croll

Smith, Kennedy Cabot & Co., Jack White & Co. and Gall & Eke in 1998. Goodwill relating to our major acquisitions is generally being amortized over a period of 20 years from the date of acquisition.

     Professional fees include fees paid to consultants engaged to support our product, service and systems development efforts, as well as legal and accounting fees. These expenses generally fluctuate with overall changes in the level of business activities.

     Other expenses primarily consist of administrative expenses and other costs including postage, printing, and supplies.

     We are subject to income taxes in each country in which we operate. The difference between our effective tax rate and the U.S. statutory rate of 35% differs from period to period, but primarily results from state and local taxes in the U.S., provincial taxes in Canada, and the effect of certain non-deductible expenses, most notably the amortization of goodwill related to our acquisition of Waterhouse Securities Group, which is approximately $19.5 million per year.

     We adjust our expenses in anticipation of and in response to changes in financial market conditions and customer trading patterns. Certain of our expenses (including incentive compensation, portions of communications, and execution and clearing costs) vary directly with changes in financial performance or customer trading activity. Expenses relating to the level of temporary employees, contractors, overtime hours, professional services, and advertising and marketing are adjustable over the short-term to help us achieve our financial objectives. Additionally, developmental spending (including branch openings, product and service rollouts, and certain information technology systems improvements) is discretionary and can be altered in response to market conditions. However, a significant portion of our expenses such as salaries and wages, occupancy and equipment, depreciation and amortization of goodwill do not vary directly, at least in the short term, with fluctuations in revenues or securities trading volumes. Also, we view our developmental spending as essential to our future growth, and therefore attempt to avoid major adjustments in such spending unless faced with a sustained slowdown in customer trading activity. Given the nature of our revenues and expenses, and the economic and competitive factors discussed above, our earnings may be subject to significant volatility from period to period. Our results for any interim period are not necessarily indicative of results for a full year.

     We have experienced substantial changes in and expansion of our business and operations since we began offering our online Internet investing services in the U.S. in 1997. We expect to continue to experience periods of rapid change in the future. Our past expansion has placed, and any future expansion would place, significant demands on our administrative, operational, financial and other resources.

RESULTS OF OPERATIONS

     The following table sets forth the combined statement of income data for the periods indicated as a percentage of total revenues:

                                                YEAR ENDED OCTOBER 31,            SIX MONTHS ENDED APRIL 30,
                                        ---------------------------------------   --------------------------
                                           1996          1997          1998          1998           1999
                                         PRO FORMA    HISTORICAL    HISTORICAL    HISTORICAL     HISTORICAL
                                         COMBINED      COMBINED      COMBINED      COMBINED       COMBINED
                                        -----------   -----------   -----------   -----------    -----------
REVENUES
  Commissions and fees................      73.0%         70.2%         66.6%         68.1%          70.8%
  Mutual fund and related revenue.....       6.3           8.0           9.6           8.3            9.4
  Net interest revenue................      14.3          15.4          19.2          18.7           15.8
  Other...............................       6.4           6.4           4.6           4.9            4.0
                                           -----         -----         -----         -----          -----
     Total revenues...................     100.0%        100.0%        100.0%        100.0%         100.0%
                                           =====         =====         =====         =====          =====
EXPENSES
  Employee compensation and
     benefits.........................      28.9%         31.0%         29.8%         31.4%          28.1%
  Execution and clearing costs........      12.8          14.2          15.5          14.7           14.7
  Occupancy and equipment.............      12.0           9.7           9.2           9.4            7.9
  Advertising and marketing...........       3.9           4.1           5.4           5.6            5.2
  Communications......................       5.2           5.1           5.0           4.9            4.9
  Amortization of goodwill............       5.7           4.8           5.4           5.4            4.0
  Professional fees...................       4.1           3.3           2.5           2.6            2.2
  Other...............................       9.3          10.1          10.3           9.6           13.0
                                           -----         -----         -----         -----          -----
     Total expenses...................      81.9%         82.3%         83.1%         83.6%          80.0%
                                           =====         =====         =====         =====          =====
Income before income taxes............      18.1%         17.7%         16.9%         16.4%          20.0%
Income tax provision..................      11.2           9.5           8.9           8.9            9.3
                                           -----         -----         -----         -----          -----
NET INCOME............................       6.9%          8.2%          8.0%          7.5%          10.7%
                                           =====         =====         =====         =====          =====

SIX MONTHS ENDED APRIL 30, 1999 VERSUS SIX MONTHS ENDED APRIL 30, 1998

FINANCIAL OVERVIEW

     Net income for the six months ended April 30, 1999 was a record $50.0 million, up 134.5% from $21.3 million for the comparable period in 1998. Revenues for the six months ended April 30, 1999 were a record $464.0 million, up 64.6% from $281.9 million for the comparable period in 1998, primarily due to a 71.1% increase in commissions and transaction fees, an 86.4% increase in mutual fund and related revenue and a 39.2% increase in net interest revenue. 1999 revenues reflect approximately $33 million of incremental revenue related to Jack White & Co., which we acquired in May 1998.

     Total operating expenses of $371.0 million for the six months ended April 30, 1999 were up 57.5% from $235.6 million for the comparable period in 1998, primarily resulting from additional business volume as well as approximately $30 million of incremental expenses related to Jack White & Co.

REVENUES

COMMISSIONS AND FEES

     Commissions and fees were $328.7 million for the six months ended April 30, 1999, up $136.6 million, or 71.1%, from the comparable period in 1998. The total number of trades executed by us has increased 118.0% from the comparable period in 1998 as our customer base has grown. Average commissions per revenue trade decreased 25.4% due to the expanded popularity of our online brokerage services, which are offered at a significantly lower price than traditional agent based trading. For the six months ended April 30, 1999, total online and total electronic trades represented 58.5% and 62.9% of total trades, respectively, as compared to 40.9% and 48.0%, respectively, in the comparable 1998 period.

                                                                    SIX MONTHS
                                                                       ENDED
                                                                     APRIL 30,
                                                                -------------------    PERCENT
                                                                 1998        1999      CHANGE
                                                                -------    --------    -------
webBroker...................................................     15,830      57,471      263%
PC dial-up..................................................      4,566       5,793       27%
                                                                -------    --------
  Total online trades.......................................     20,396      63,264      210%
Touch-tone..................................................      3,575       4,752       33%
                                                                -------    --------
  Total electronic trades...................................     23,971      68,016      184%
Agent trades................................................     25,932      40,124       55%
                                                                -------    --------
  Total daily average trades................................     49,903     108,140      117%
                                                                =======    ========
Average commissions, per revenue trade......................    $ 31.60    $  23.56      (25)%


     We added approximately 420,000 new customer accounts during the six months ended April 30, 1999, an increase of 66.7% from the approximately 252,000 new accounts added during the comparable period in 1998. Our advertising and marketing expense per new account was approximately $57 for the six months ended April 30, 1999 versus $63 for the comparable 1998 period.


MUTUAL FUND AND RELATED REVENUE

     Mutual fund and related revenue was $43.6 million for the six months ended April 30, 1999, up $20.2 million, or 86.4%, from the comparable period in 1998. This increase was primarily due to a significant increase in customer assets held in third party mutual funds and proprietary money market and mutual funds, which was driven in part by the acquisition of Jack White & Co. in May 1998, whose customers held a large proportion of their assets in mutual funds.

NET INTEREST REVENUE

     Net interest revenue was $73.3 million for the six months ended April 30, 1999, up $20.6 million, or 39.2%, from the comparable period in 1998. This increase was primarily due to a 73.5% increase in average customer margin loans from $2 billion during the six months ended April 30, 1998 to $3.5 billion during the comparable period in 1999. Our average net interest spread of 2.65% for the six months ended April 30, 1999 was lower than the spread of 2.95% for the comparable period in 1998 due to the continued growth of our U.S. operations, which have a lower net interest spread than our Canadian and foreign operations.

OPERATING EXPENSES

     Compensation and benefits expense was $130.3 million for the six months ended April 30, 1999, up $41.8 million, or 47.2%, from the comparable period in 1998. This increase was primarily due to the addition of new employees to support our rapid growth and an increase in incentive compensation to reflect the improvement in our operating results. Compensation as a percentage of revenues has decreased which reflects the fact that revenue growth has outpaced our employee growth in the short term.

     Execution and clearing costs were $68.1 million for the six months ended April 30, 1999, up $26.7 million, or 64.3%, from the comparable period in 1998. This increase was primarily due to increased transaction volume offset by productivity gains from our ability to leverage our large clearing operations.

     Occupancy and equipment expense was $36.8 million for the six months ended April 30, 1999, up $10.4 million, or 39.4%, from the comparable period in 1998. This increase was primarily due to additional lease expenses on our expanded office space, as well as increased lease and maintenance expenses on data processing equipment. During the first and second quarter of fiscal 1999, we opened 18 new branches.

     Advertising and marketing expense was $24.1 million for the six months ended April 30, 1999, up $8.2 million, or 52.1%, from the comparable period in 1998. This increase primarily relates to increased national advertising in the United States.

     Communications expense was $22.7 million for the six months ended April 30, 1999, up $8.8 million, or 63.2%, from the comparable period in 1998. This increase was primarily due to increased trading volumes and the opening of new branches.

     Amortization of goodwill was $18.6 million for the six months ended April 30, 1999, up $3.2 million, or 20.8%, from the comparable period in 1998. This increase was primarily due to the acquisition of Jack White & Co.

     Professional fees were $10.2 million for the six months ended April 30, 1999, up $3.1 million, or 42.5%, from the comparable period in 1998. This increase was primarily due to fees for computer programming and systems consultants.

     Other expenses were $60.2 million for the six months ended April 30, 1999, up $33.3 million, or 123.6%, from the comparable period in 1998. This increase was consistent with the overall growth in the business. Additionally, other expenses for the six months ended April 30, 1999 includes the settlement of a claim approximating $5 million related to non-brokerage matters.

     Our effective income tax rate for the six months ended April 30, 1999 and 1998 was 46.2% and 53.9%, respectively. The decrease in the effective tax rate was primarily due to the significant increase in pre-tax income from our U.S. operations, which has the effect of reducing the impact of permanent differences such as the amortization of goodwill, as well as foreign provincial taxes. Our effective tax rate, excluding the tax effects of non-deductible goodwill, was 41.5% and 44.3%, respectively, for the six months ended April 30, 1999 and 1998.

YEARS ENDED OCTOBER 31, 1998, 1997 AND 1996

FINANCIAL OVERVIEW

1998 VERSUS 1997

     Net income for the fiscal year ended October 31, 1998 was a record $48.7 million, up 34.5% from fiscal year 1997 net income of $36.2 million. Fiscal year 1998 revenues were a record $614.5 million, up 37.6% from $446.6 million in fiscal year 1997, primarily due to a 30.6% increase in commissions and transaction fees, a 65.0% increase in mutual fund and related revenue and a 70.9% increase in net interest revenue. These increases reflect approximately $87 million of incremental revenue related to the Kennedy Cabot & Co. and Jack White & Co. acquisitions.

     Total operating expenses during fiscal year 1998 were $511.0 million, up 38.8% from $368.0 million for fiscal year 1997, primarily resulting from the significant growth in our business as well as approximately $75 million of incremental expenses related to the acquisition of Kennedy Cabot & Co. and Jack White & Co.

1997 VERSUS HISTORICAL 1996

     Waterhouse Securities Group was purchased at the end of fiscal year 1996 and we accounted for the acquisition using the purchase method of accounting. Pursuant to the purchase method, our 1996 financial statements and the financial statements for all periods prior to the acquisition have not been restated to include Waterhouse's results of operations. Accordingly, the fluctuations between our total revenues, operating expenses and net income for 1997 of $446.6 million, $368.0 million and $36.2 million, respectively, versus our comparable amounts in 1996 of $167.4 million, $113.2 million and $29.6 million, respectively, are due primarily to the acquisition of Waterhouse. For the twelve months ended October 31, 1996 Waterhouse's total revenues, operating expenses and net income were $203.4 million, $170.4 million and $16.2 million, respectively. Given the significant effect the Waterhouse acquisition had on our 1997 results of operations, we believe that a detailed discussion and analysis of our 1997 versus 1996 historical financial statements would not be meaningful. Accordingly, for purposes of comparing our results of operations for fiscal year 1997 versus

1996, we have made certain pro forma adjustments to our historical combined financial statements to give effect to the acquisition of Waterhouse as if it had occurred as of the beginning of fiscal year 1996. See "Selected Financial and Other Data." The following discussion and analyses compares our 1997 historical results to the pro forma 1996 amounts.

1997 VERSUS PRO FORMA 1996

     Net income for the fiscal year ended October 31, 1997 was a record $36.2 million, up 37.6% from fiscal year 1996 net income of $26.3 million. Fiscal year 1997 revenues were a record $446.6 million, up 20.5% from $370.8 million for fiscal year 1996, primarily due to a 15.9% increase in commissions and transaction fees, a 52.1% increase in mutual fund and related revenue and a 29.7% increase in net interest revenue. These increases mainly resulted from increases in overall trading volume, customer assets and increased margin loans to customers.

     Total operating expenses during fiscal year 1997 were $368.0 million, up 21.4% from $303.1 million for the fiscal year 1996 keeping pace with the significant growth in our business.

REVENUES

COMMISSIONS AND TRANSACTION FEES

1998 VERSUS 1997

     Commissions and fees were $409.4 million for the fiscal year ended October 31, 1998, up $95.9 million, or 30.6%, from fiscal year 1997. The total number of trades executed by us has increased 71.9% as our customer base grew from recent acquisitions and the rapid growth of our core franchise. The average commissions per revenue trade decreased 27.5% to $29. This decrease was mainly due to our integration of our online and traditional brokerage services and an increase in the proportion of trades placed through our internet brokerage channels, which have significantly lower commission rates.


     We added approximately 511,000 new customer accounts during fiscal year 1998, an increase of 57.7% from the approximately 324,000 new accounts added during fiscal year 1997. Our advertising and marketing expense per new account was approximately $65 for fiscal year 1998 versus $57 for the 1997 fiscal year.


1997 VERSUS PRO FORMA 1996

     Commissions and transaction fees were $313.6 million for the fiscal year ended October 31, 1997, up $43.1 million, or 15.9%, from fiscal year 1996. The total number of trades executed by us increased 39.4% as our customer base has grown. Average commissions per revenue trade decreased 16.7% to $40. This decrease was mainly due to the introduction of online trading in 1997, which has substantially lower commission rates than traditional channels.

     We added approximately 324,000 new customer accounts during fiscal year 1997, an increase of 31.8% from the approximately 246,000 new accounts added during fiscal year 1996. Our advertising and marketing expense per new account was approximately $57 for fiscal year 1997 versus $59 for fiscal year 1996.

                                                                FISCAL YEAR ENDED OCTOBER 31,
                                                                -----------------------------
                                                                 1996       1997       1998
                                                                -------    -------    -------
Electronic trades...........................................      5,415     11,200     28,621
Agent trades................................................     17,782     21,271     27,552
                                                                -------    -------    -------
Total daily average trades..................................     23,197     32,471     56,173
                                                                =======    =======    =======
Average commissions per revenue trade.......................    $ 47.72    $ 39.73    $ 28.82

MUTUAL FUND AND RELATED REVENUES

1998 VERSUS 1997

     Mutual fund and related revenue was $59.0 million for the fiscal year ended October 31, 1998, up $23.3 million, or 65.0%, from the prior fiscal year 1997. This increase was primarily due to a significant increase in customer assets held in third party mutual funds and proprietary money market and mutual funds, which was driven in part by the acquisition of Jack White & Co., whose customers held a large proportion of their assets in mutual funds.

1997 VERSUS PRO FORMA 1996

     Mutual fund and related revenue was $35.8 million for the fiscal year ended October 31, 1997, up $12.2 million, or 52.1%, from the prior fiscal year. This increase was primarily due to a significant increase in customer assets in third party mutual funds and proprietary money market and mutual funds.

NET INTEREST REVENUE

1998 VERSUS 1997

     Net interest revenue was $117.7 million for the fiscal year ended October 31, 1998, up $48.9 million, or 70.9%, from fiscal year 1997. This increase was principally due to a 104.6% increase in average customer margin loans from $1.2 billion during 1997 to $2.4 billion during 1998. Our net interest spread decreased from 3.28% in fiscal year 1997 to 3.02% in fiscal year 1998 due to the rapid growth of our U.S. operations, which have a lower net interest spread than our Canadian and foreign operations.

1997 VERSUS PRO FORMA 1996

     Net interest revenue was $68.9 million for the fiscal year ended October 31, 1997, up $15.8 million, or 29.7%, from fiscal year 1996. This increase was principally due to a 35.5% increase in average customer margin loans from $881.0 million during 1996 to $1.2 billion during 1997. Our net interest spread decreased from 3.57% in fiscal year 1996 to 3.28% in fiscal year 1997 due to the rapid growth of our U.S. operations, which have a lower net interest spread than our Canadian and foreign operations.

OPERATING EXPENSES

1998 VERSUS 1997

     Compensation and benefits expense was $183.4 million for the fiscal year ended October 31, 1998, up $45.1 million, or 32.6%, from the prior fiscal year. This increase was primarily due to a greater number of employees and increases in incentive compensation consistent with our increased profits.

     Execution and clearing costs were $95.5 million for the fiscal year 1998, up $32.2 million, or 50.9%, from fiscal year 1997. This increase was primarily due to the corresponding increase in trade volume during the year, partially offset by the savings derived from the operational leverage of our clearing business.

     Occupancy and equipment expense was $56.6 million for the fiscal year ended October 31, 1998, up $13.1 million, or 30.2%, from fiscal year 1997. This increase was primarily due to additional lease expenses on our expanded office space, as well as increased lease and maintenance expenses on data processing equipment. During fiscal year 1998, we opened 31 new branches and acquired 17 branches and offices in connection with the acquisition of Kennedy Cabot & Co. and Jack White & Co. and Gall & Eke in 1998.

     Advertising and marketing expense was $33.2 million in fiscal year 1998, up $14.7 million, or 79.3%, from fiscal year 1997. This increase primarily relates to the increased national advertising campaigns.

     Communications expense was $30.8 million during the fiscal year 1998, up $7.8 million, or 34.1%, from fiscal year 1997. This increase was primarily due to increased trading volumes and new branch opening.

     Amortization of goodwill was $33.0 million for the fiscal year 1998, up $11.4 million, or 52.6%, from fiscal year 1997. This increase was primarily due to the full year effect of the acquisition of Kennedy Cabot & Co. and the acquisition of Jack White & Co. in late May 1998.

     Professional fees were $15.4 million in fiscal year 1998, up $0.5 million, or 3.2%, from the prior fiscal year. This increase was primarily due to fees for computer programming and systems consultants.

     Other expenses were $63.1 million for fiscal year 1998, up $18.2 million, or 40.5%, from the prior fiscal year, consistent with the overall increase in business activity.

     Our effective income tax rate for the fiscal year 1998 and 1997 was 52.9% and 53.9%, respectively. Our effective tax rate, excluding the effects of non-deductible goodwill, was 44.3% and 43.0%, respectively, for the fiscal years ended October 31, 1998 and 1997.

1997 VERSUS PRO FORMA 1996

     Compensation and benefits expense was $138.3 million for the fiscal year ended October 31, 1997, up $31.1 million, or 29.1%, from the prior fiscal year. This increase was primarily due to a greater number of employees principally due to increased trading volumes and branch openings, partially offset by approximately $4.1 million of non-recurring costs at Waterhouse resulting from the cash out of certain employee stock options prior to Waterhouse's acquisition by TD Bank.

     Execution and clearing costs were $63.3 million for the fiscal year 1997, up $15.8 million, or 33.3%, from fiscal year 1996. This increase was primarily due to a corresponding increase in customer trades.

     Occupancy and equipment expense was $43.5 million for the fiscal year ended October 31, 1997, slightly down from the prior fiscal year. This decrease was primarily due to increased expenses due to additional employees and new branch offices, mostly offset by the effect of certain write-downs of computer equipment and other fixed assets in fiscal year 1996, which did not recur in fiscal year 1997.

     Advertising and marketing expense was $18.5 million in fiscal year 1997, up $4.1 million, or 28.2%, from 1996. This increase primarily relates to the increased national advertising campaigns in the U.S.

     Communications expense was $23.0 million during the fiscal year 1997, up $3.8 million, or 20.0%, from the prior fiscal year. This increase was primarily due to increased trading volumes and branch openings.

     Amortization of goodwill was $21.6 million for the fiscal year 1997, was slightly higher than the fiscal year 1996 pro forma amount.

     Professional fees were $14.9 million in fiscal year 1997, a slight decrease from the prior fiscal year pro forma amount. This decrease was primarily due to certain one-time costs consisting of investment banking, legal and accounting fees Waterhouse incurred in fiscal year 1996 in connection with its acquisition by TD Bank.

     Other expenses were $45.0 million for fiscal year 1997, up $10.6 million, or 31.0%, from the prior fiscal year. This increase was consistent with the overall increase in business activity during the year.

     Our effective income tax rate for the fiscal year 1997 and pro forma fiscal year 1996 was 53.9% and 61.1%, respectively, which reflects the effect of certain non-deductible expenses incurred in fiscal year 1996 and the favorable effect in fiscal year 1997 of increased income before income taxes, which reduces the impact of permanent differences, most notably the amortization of goodwill. Our effective tax rate, excluding the effects of non-deductible goodwill, was 43.0% and 47.2%, respectively, for fiscal years 1997 and 1996.

COMBINED QUARTERLY RESULTS

     The following table sets forth certain unaudited combined quarterly statement of income data, such data as a percentage of total revenues and certain unaudited combined quarterly operating data for the ten quarters ended April 30, 1999. In our opinion, this unaudited information has been prepared on substantially the same basis as the combined financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary to present fairly the unaudited combined quarterly data. The unaudited combined quarterly data should be read in conjunction with the combined financial statements and notes thereto appearing elsewhere in this prospectus. The results for any quarter are not necessarily indicative of results for any future period.

                                                                     QUARTER ENDED
                                 -------------------------------------------------------------------------------------
                                 JANUARY 31,   APRIL 30,   JULY 31,   OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,
                                    1997         1997        1997        1997          1998         1998        1998
                                 -----------   ---------   --------   -----------   -----------   ---------   --------
                                                                    (IN THOUSANDS)
REVENUES
Commissions and fees...........   $ 78,227     $ 71,936    $ 74,246    $ 89,163      $ 83,871     $108,241    $105,634
Mutual fund and related
 revenue.......................      7,337        8,579       9,727      10,119        10,583       12,803      16,790
Net interest revenue...........     15,143       15,481      17,261      20,989        23,768       28,900      33,004
Other..........................      4,869        7,480      11,233       4,842         6,277        7,468       7,501
                                  --------     --------    --------    --------      --------     --------    --------
 TOTAL REVENUES................    105,576      103,476     112,467     125,113       124,499      157,412     162,929
                                  --------     --------    --------    --------      --------     --------    --------
EXPENSES
Employee compensation and
 benefits......................     33,291       33,697      34,440      36,833        40,167       48,393      48,084
Execution and clearing costs...     14,238       13,829      16,116      19,133        19,259       22,191      25,482
Occupancy and equipment........     10,122       10,358      10,960      12,045        12,403       13,993      14,900
Advertising and marketing......      4,330        4,684       4,342       5,155         7,695        8,124       8,351
Communications.................      5,945        5,579       5,081       6,376         6,639        7,277       8,971
Amortization of goodwill.......      5,283        5,275       5,539       5,533         7,678        7,685       8,534
Professional fees..............      3,193        3,457       3,479       4,742         3,118        4,076       4,305
Other..........................      9,897       13,175       8,427      13,457        11,804       15,121      17,193
                                  --------     --------    --------    --------      --------     --------    --------
 TOTAL EXPENSES................     86,299       90,054      88,384     103,274       108,763      126,860     135,820
                                  --------     --------    --------    --------      --------     --------    --------
Income before income taxes.....     19,277       13,422      24,083      21,839        15,736       30,552      27,109
Income tax provision...........     10,437        7,937      12,496      11,546         9,222       15,732      14,194
                                  --------     --------    --------    --------      --------     --------    --------
 NET INCOME....................   $  8,840     $  5,485    $ 11,587    $ 10,293      $  6,514     $ 14,820    $ 12,915
                                  ========     ========    ========    ========      ========     ========    ========

                                             QUARTER ENDED
                                 -------------------------------------
                                 OCTOBER 31,   JANUARY 31,   APRIL 30,
                                    1998          1999         1999
                                 -----------   -----------   ---------
                                            (IN THOUSANDS)
REVENUES
Commissions and fees...........   $111,686      $152,044     $176,634
Mutual fund and related
 revenue.......................     18,846        20,783       22,812
Net interest revenue...........     32,061        34,004       39,311
Other..........................      7,028         8,204       10,241
                                  --------      --------     --------
 TOTAL REVENUES................    169,621       215,035      248,998
                                  --------      --------     --------
EXPENSES
Employee compensation and
 benefits......................     46,733        59,859       70,462
Execution and clearing costs...     28,591        34,679       33,424
Occupancy and equipment........     15,300        17,754       19,047
Advertising and marketing......      9,014        11,569       12,487
Communications.................      7,922        10,717       11,999
Amortization of goodwill.......      9,103         9,279        9,284
Professional fees..............      3,851         4,082        6,166
Other..........................     19,026        28,999       31,212
                                  --------      --------     --------
 TOTAL EXPENSES................    139,540       176,938      194,081
                                  --------      --------     --------
Income before income taxes.....     30,081        38,097       54,917
Income tax provision...........     15,617        18,031       24,954
                                  --------      --------     --------
 NET INCOME....................   $ 14,464      $ 20,066     $ 29,963
                                  ========      ========     ========

                                                                     QUARTER ENDED
                                 -------------------------------------------------------------------------------------
                                 JANUARY 31,   APRIL 30,   JULY 31,   OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,
                                    1997         1997        1997        1997          1998         1998        1998
                                 -----------   ---------   --------   -----------   -----------   ---------   --------
                                                           (AS PERCENTAGE OF TOTAL REVENUES)
REVENUES
Commissions and fees...........      74.1%        69.5%      66.0%        71.3%         67.4%        68.8%      64.8%
Mutual fund and related
 revenue.......................       7.0          8.3        8.7          8.1           8.5          8.1       10.3
Net interest revenue...........      14.3         15.0       15.3         16.7          19.1         18.4       20.3
Other..........................       4.6          7.2       10.0          3.9           5.0          4.7        4.6
                                    -----        -----       ----        -----         -----        -----      -----
 TOTAL REVENUES................     100.0        100.0      100.0        100.0         100.0        100.0      100.0
                                    -----        -----       ----        -----         -----        -----      -----
EXPENSES
Employee compensation and
 benefits......................      31.5         32.6       30.6         29.4          32.3         30.7       29.5
Execution and clearing costs...      13.5         13.4       14.3         15.3          15.5         14.1       15.7
Occupancy and equipment........       9.6         10.0        9.7          9.6          10.0          8.9        9.1
Advertising and marketing......       4.1          4.5        3.9          4.1           6.2          5.2        5.1
Communications.................       5.6          5.4        4.5          5.1           5.3          4.6        5.5
Amortization of goodwill.......       5.0          5.1        4.9          4.4           6.2          4.9        5.2
Professional fees..............       3.0          3.3        3.1          3.8           2.5          2.6        2.7
Other..........................       9.4         12.7        7.5         10.8           9.4          9.6       10.6
                                    -----        -----       ----        -----         -----        -----      -----
 TOTAL EXPENSES................      81.7         87.0       78.5         82.5          87.4         80.6       83.4
                                    -----        -----       ----        -----         -----        -----      -----
Income before income taxes.....      18.3         13.0       21.5         17.5          12.6         19.4       16.6
Income tax provision...........       9.9          7.7       11.1          9.2           7.4         10.0        8.7
                                    -----        -----       ----        -----         -----        -----      -----
 NET INCOME....................       8.4%         5.3%      10.4%         8.3%          5.2%         9.4%       7.9%
                                    =====        =====       ====        =====         =====        =====      =====

                                             QUARTER ENDED
                                 -------------------------------------
                                 OCTOBER 31,   JANUARY 31,   APRIL 30,
                                    1998          1999         1999
                                 -----------   -----------   ---------
REVENUES
Commissions and fees...........      65.8%         70.7%         70.9%
Mutual fund and related
 revenue.......................      11.1           9.7           9.2
Net interest revenue...........      18.9          15.8          15.8
Other..........................       4.2           3.8           4.1
                                    -----         -----      --------
 TOTAL REVENUES................     100.0         100.0         100.0
                                    -----         -----      --------
EXPENSES
Employee compensation and
 benefits......................      27.6          27.8          28.3
Execution and clearing costs...      16.9          16.1          13.4
Occupancy and equipment........       9.0           8.3           7.7
Advertising and marketing......       5.3           5.4           5.0
Communications.................       4.7           5.0           4.8
Amortization of goodwill.......       5.4           4.3           3.7
Professional fees..............       2.3           1.9           2.5
Other..........................      11.1          13.5          12.5
                                    -----         -----      --------
 TOTAL EXPENSES................      82.3          82.3          77.9
                                    -----         -----      --------
Income before income taxes.....      17.7          17.7          22.1
Income tax provision...........       9.2           8.4          10.0
                                    -----         -----      --------
 NET INCOME....................       8.5%          9.3%         12.1%
                                    =====         =====      ========

                                                                     QUARTER ENDED
                       ---------------------------------------------------------------------------------------------------------
                       JANUARY 31,   APRIL 30,     JULY 31,    OCTOBER 31,   JANUARY 31,   APRIL 30,     JULY 31,    OCTOBER 31,
                          1997          1997         1997         1997          1998          1998         1998         1998
                       -----------   ----------   ----------   -----------   -----------   ----------   ----------   -----------
OTHER OPERATING DATA:
Pre-tax operating
 margin, excluding
 goodwill............       23.3%         18.1%        26.3%        21.9%         18.8%         24.3%        21.9%        23.1%
Average commissions
 per revenue trade...  $    47.44    $    45.43   $    38.15   $    32.89    $    32.79    $    30.74   $    28.09   $    25.72
Average trades per
 day
 Electronic..........       4,943         8,122       12,004       19,407        19,038        28,825       29,293       36,876
 Total...............      27,815        28,016       31,649       42,033        42,237        57,446       58,240       66,118
Total accounts.......   1,093,000     1,178,000    1,239,000    1,373,000     1,695,000     1,856,000    2,124,000    2,302,000
Total active
 accounts(1).........     756,000       812,000      864,000      960,000     1,172,000     1,258,000    1,485,000    1,609,000
Number of new
 accounts............      69,000        93,000       72,000       90,000        98,000       154,000      125,000      134,000
Total customer assets
 (in billions).......  $     32.3    $     32.9   $     39.8   $     42.0    $     52.0    $     61.2   $     74.4   $     75.9
Total employees......       2,953         3,088        2,911        3,006         3,470         3,786        4,242        4,217
Total branches.......         126           130          142          144           167           177          183          192

                            QUARTER ENDED
                       ------------------------
                       JANUARY 31,   APRIL 30,
                          1999          1999
                       -----------   ----------
OTHER OPERATING DATA:
Pre-tax operating
 margin, excluding
 goodwill............       22.0%         25.8%
Average commissions
 per revenue trade...  $    24.14    $    23.11
Average trades per
 day
 Electronic..........      61,562        74,265
 Total...............      97,981       117,978
Total accounts.......   2,467,000     2,640,000
Total active
 accounts(1).........   1,736,000     1,884,000
Number of new
 accounts............     167,000       253,000
Total customer assets
 (in billions).......  $     95.7    $    106.1
Total employees......       4,534         5,310
Total branches.......         200           210


(1) Active accounts are accounts which had purchase, sale or other activity during the previous calendar quarter.

     During fiscal year 1998, we added 16 new branches and approximately 332,000 total accounts in connection with our acquisition of Kennedy Cabot & Co. and Jack White & Co.

     We have experienced, and expect to continue to experience, significant fluctuations in quarterly operating results as a result of a variety of factors, including general volume and volatility in the securities markets, impact of competition, levels of online trading, changes in interest rates, changes in foreign currency rates, changes in regulations, our ability to manage personnel and process online trading activity, the amount and timing of capital expenditures, the incurrence of costs associated with acquisitions and general economic conditions. Our expense structure is based on historical expense levels and the levels of demand for our brokerage services. If demand for our brokerage services declines and we are unable to adjust our cost structure on a timely basis, it could have a material adverse effect on our business, financial condition and operating results.

     Due to all of the foregoing factors, period-to-period comparisons of our revenues and operating results are not necessarily meaningful and such comparisons cannot be relied upon as indicators of future performance. In addition, we can not assure you that we will be able to sustain the rates of revenue growth that we have experienced in the past, that we will be able to improve our operating results or that we will be able to sustain our profitability on a quarterly basis. See "Risk Factors."

LIQUIDITY AND CAPITAL RESOURCES

     Historically, we have financed our customer securities operations primarily through customer credit balances, deposits received for securities loaned and other short-term borrowings. As of April 30, 1999, 88% of our assets consisted of cash and cash equivalents or assets readily convertible into cash (principally receivables from customers, receivables from brokers and dealers, deposits paid for stock borrowed, and securities owned). Receivables from customers primarily consist of margin loans to customers, which are secured by customers' readily marketable securities. Receivables from brokers and dealers consists of amounts receivable for pending securities transactions, which can generally be settled within three business days. Deposits paid for securities borrowed represent cash deposits placed with brokers securing marketable securities borrowed by us. Securities owned consist primarily of U.S. and Canadian government securities and other securities, which trade in highly liquid markets.

     Capital expenditures and investments in new technology, services and advertising have been primarily financed through earnings from operations. Acquisitions of new businesses have been funded through capital contributions from TD Bank.

     Net income plus depreciation and amortization was $31.2 million, $64.9 million, $91.6 million, $41.3 million and $74.7 million, for the fiscal years ended October 31, 1996, 1997 and 1998, and the six months ended April 30, 1998 and 1999, respectively. Depreciation and amortization expense which relates to fixed assets, leasehold improvements and goodwill, was $1.6 million, $28.6 million, $42.9 million, $20.0 million and $24.6 million, for the fiscal years ended October 31, 1996, 1997 and 1998, and the six months ended April 30, 1998 and 1999, respectively. Capital expenditures were $26.8 million, $17.7 million, $10.4 million and $12.2 million in the fiscal years ended October 31, 1997 and 1998 and the six months ended April 30, 1998 and 1999, respectively, which represented 6.0%, 2.9%, 3.7% and 2.6% of total revenues in each period. Capital expenditures, excluding acquisitions of new businesses, during the fiscal years ended October 31, 1996, 1997 and 1998 and the first and second quarters of 1999, primarily related to the purchase of communications and data processing equipment and leasehold improvements related to new branches and office facilities. The cost of acquiring new businesses, net of assets acquired and liabilities assumed, was approximately $390.0 million during fiscal year 1996 related to the acquisition of Waterhouse Securities Group, $21.0 million during the year ended October 31, 1997 and $289.0 million during the year ended October 31, 1998.

     Our broker-dealer subsidiaries are subject to regulatory requirements intended to ensure their general soundness and liquidity and require that the broker-dealers comply with certain minimum capital requirements. These regulations, which differ in each country, generally prohibit our broker-dealer subsidiaries from repaying borrowings from TD Bank, paying cash dividends, making loans to us or affiliates, or otherwise entering into transactions which would result in a significant reduction in their regulatory capital position, without prior notification and/or approval of the broker-dealer's principal regulator. Our capital structure is designed to provide each entity and business with capital and liquidity consistent with their business and regulatory requirements.

     We currently anticipate that the net proceeds from these offerings together with our available cash resources and credit facilities will be sufficient to meet anticipated working capital, capital expenditures and regulatory capital requirements for at least the next twelve months.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     On January 28, 1997, the SEC adopted new rules (Securities Act Release No.
7386) that require disclosure about the policies used to account for derivatives and certain quantitative and qualitative information about market risk exposures. Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates and market prices. We have not traded or otherwise transacted in derivatives nor do we expect to in the future. We have established policies, procedures and internal processes governing our management of market risks in the normal course of our business operations.

     As a part of our brokerage business, we hold short-term interest-earning assets (mainly margin loans to customers) totaling $3.6 billion and $6.1 billion at October 31, 1998 and April 30, 1999, respectively, of which $1.3 billion and $1.8 billion, respectively, were denominated in foreign currencies, primarily the Canadian dollar. Our interest earning assets are financed by short-term interest-bearing liabilities in the form of customer balances and deposits received for stock loaned. We earn a net interest spread on the difference between amounts earned on customer margin loans and amounts paid on stock loan and customer credit balances. Since we establish the rate paid on customer cash balances, a substantial portion of our interest rate risk is under our direct management. We generally move rates earned on loans in lockstep with rates paid on credit balances to maintain a consistent net interest spread, and, therefore, do not anticipate that changes in interest rates will have a material adverse effect on our earnings and cash flows. Similarly, since we manage the assets and liabilities related to our brokerage business on a geographic basis and fund assets with liabilities denominated in the same currency as the assets, we do not anticipate that changes in foreign exchange rates will have a material adverse effect on our net interest revenues or cash flows.

     We held marketable securities (securities owned) at October 31, 1998 and April 30, 1999, which were recorded at fair value of $76.3 million and $63.4 million, respectively, and sold securities short (securities sold, not yet purchased) at October 31, 1998 and April 30, 1999 with a fair value of $5.0 million and $7.8 million, respectively, which exposes us to market price risk. This risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in quoted market prices and amounts to approximately $8.1 million and $7.1 million at October 31, 1998 and April 30, 1999, respectively. Of these positions, approximately $41.2 million and $9.7 million of securities owned at October 31, 1998 and April 30, 1999, respectively, and $5.0 million and $7.8 million of securities sold short at October 31, 1998 and April 30, 1999, respectively, were denominated in foreign currencies, primarily the Canadian dollar. Therefore, we are also exposed to foreign currency risk. This risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in foreign exchange rates and amounts to approximately $4.6 million and $1.8 million at October 31, 1998 and April 30, 1999, respectively. Actual results may differ.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

     State of Readiness. We have made an assessment of the Year 2000 readiness of our trading-related, communications and data processing systems. Our readiness plan consists of:

     - quality assurance testing of our main trading-related systems including all customer interfaces and links to exchanges and utilities;

     - contacting third-party vendors and licensors of material hardware, software and services that are both directly and indirectly related to the main trading systems;

     - contacting vendors of critical non-trading related communications and data processing systems;

     -  assessment of repair or replacement requirements;

     -  repair or replacement;

     -  implementation; and

     -  creation of contingency plans in the event of Year 2000 failures.

     We received detailed plans and ongoing status reports on Year 2000 compliance from all of our significant third party vendors. In response to our inquiry in early 1997, approximately 98% of these vendors claimed to be Year 2000 compliant. We required proof that all interfacing systems were able to receive and interpret the vendor's dates correctly. In all cases, we assigned the responsibility for validating compliance to the system and development experts who support the systems today. We then worked with the vendor to prepare test strategies and plans, which identified and documented all data exchanges and which contained detailed information on date solutions and project timelines. If a vendor declined or failed to give suitable assurances, we replaced the system involved with a system that meets our standards.

     In the U.S., we have successfully participated in the July Year 2000 Beta test of the Securities Industry Association (SIA) and the March/April SIA Year 2000 Industry "streetwide" test. We have conducted extensive testing with ADP, our primary vendor, and the various systems we use in conjunction with ADP including electronic trading products. As a result we presently believe that our main trading-related systems are currently Year 2000 compliant. We have required vendors of material hardware and software components of our IT systems to assure Year 2000 compliance. We plan to complete this process during the first half of 1999. We are currently assessing the materiality of our non-IT systems and will seek assurances of Year 2000 compliance from providers of material non-IT systems. Until such testing is complete and such vendors and providers are contacted, we will not be able to completely evaluate whether our IT systems or non-IT systems will need to be revised or replaced. We plan to conclude this process by June 30, 1999.

     In Canada, we have successfully completed extensive Year 2000 end-to-end testing of the securities systems provided by our most critical third party vendor, Information Systems Management Corporation (ISM). These tests were conducted using forward dated transactions in a future dated environment. They established our readiness to access customer account data, place orders, handle back office accounting processes and link electronically to Clearing Corporations and the exchanges. In addition, we are actively participating with the Canadian Securities Association, other brokers and representatives of the industry infrastructure in "Industry Street Tests." We have successfully completed Beta tests with the securities and mutual fund industry, and full industry tests for debt and money market instruments. As a result of this, we believe that all of its systems that are necessary for inter-industry trading of securities, mutual funds and debt instruments are Year 2000 compliant. Our final demonstration of readiness will be established with the conclusion of the Securities and Mutual Fund Street tests in June 1999. We have required suppliers of all hardware and software components of its IT and non-IT systems to provide assurances of their Year 2000 readiness. In every instance where there is a data interface involving the system of a third party software supplier, we have a program to conduct future date testing to confirm the readiness of the software. We plan to conclude this process by June 30, 1999.


     In Australia, we believe that our key brokerage systems are Year 2000 compliant. The Australian Stock Exchange completed renovations and testing of SEATS (the equity trading system) and provided a statement of compliance to our customers in November 1998. By July 1998, a number of major Australian brokers had successfully tested CHESS, the electronic clearing and settlement system provided by the Australia Stock Exchange, and SHARES, the back office accounting system provided by Star systems. We hired a consultant from a major broker that participated in the July test and we completed an in-depth examination of those test results, between October and December 1998. We are currently involved with four other Australian brokers and the Australian Stock Exchange in performing end-to-end testing of SHARES, CHESS, SEATS and the banking interface with a major Australian bank, using forward dated transactions in a future dated environment. This final test, which we plan to conclude by June 30, 1999, will establish our readiness to access customer transactions in a future dated environment and establish our readiness to access customer account data, place orders, handle back office accounting processes and settle trades with the Australian Stock Exchange. The Australian securities industry made its final demonstration of readiness with the equities "street" tests in May 1999 and is expected to conclude options "street" tests in September 1999. All of our key systems and service providers are active participants in these tests. We have required suppliers of all hardware and software components of our IT and non-IT systems to provide assurances of our Year 2000 readiness. In every instance where there is a data interface involving the system of a third party software supplier, we have a program to conduct future date testing to confirm the readiness of the software. We plan to conclude this process by June 30, 1999.


     In the United Kingdom, we are currently testing our key brokerage systems for Year 2000 compliance. We recently replaced our key back office system, and we have required suppliers of all hardware and software components of our IT and non-IT systems to provide assurances of our Year 2000 readiness. In every instance where there is a data interface involving the system of a third party software supplier, we have a program to conduct future date testing to confirm the readiness of the software. We plan to conclude this process by August 30, 1999.

     Costs. To date, we have incurred approximately $4.8 million in costs in connection with identifying and evaluating Year 2000 compliance issues. Most of our expenses have related to, and are expected to continue to relate to, upgrading our communications systems in the U.S., as well as operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters in general. At this time, we estimate that the total cost of the Year 2000 project to be approximately $10 million. Although we do not anticipate that any additional amounts above this estimate will be material, such expenses, if higher than anticipated, could have a material adverse effect on our business, financial condition and operating results. Our Year 2000 compliance costs are substantially less than many of our competitors and other securities firms due primarily to the fact that we utilize third party vendors for our back-office systems.

     Risks. We are not currently aware of any Year 2000 compliance problems relating to our main trading-related, communications or data processing systems that would have a material adverse effect on our business, financial condition and operating results, without taking into account our efforts to avoid or fix such problems. We cannot assure you that we will not discover Year 2000 compliance problems that will require substantial revisions. In addition, we cannot assure you that third-party software, hardware or services incorporated into our systems will not need to be revised or replaced, all of which could be time consuming and expensive. Our failure to fix our main trading-related, communications or data processing systems or to fix or replace third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could have a material adverse effect on our business, financial condition and operating results. Moreover, the failure to adequately address Year 2000 compliance issues in our main trading-related, communications or data processing systems could result in litigation, which could be costly and time-consuming to defend.

     In addition, there can be no assurance that governmental agencies, utility companies, securities exchanges, Internet access companies, third-party service providers and others outside our control will be Year 2000 compliant. The failure by such entities to be Year 2000 compliant could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our services to our customers and could have a material adverse effect on our business, results of operations and financial condition.

     Contingency Plan. As discussed above, we are engaged in an ongoing Year 2000 assessment and are actively developing contingency plans. The result of our industry testing and the responses received from third-party vendors, service providers and customers will be taken into account in determining the nature and extent of any contingency plans.

     We recognize the challenge involved in attempting to enforce vendor assurances, many of which come with protective disclaimers. As a result, we have implemented a detailed testing regime to validate each significant vendor's claim of compliance, and we have undertaken detailed contingency planning. Because of the disclaimers involved, we believe it is unlikely in most cases that we would have enforceable claims against vendors whose assurances regarding Year 2000 compliance are found to be incorrect, except in cases of fraud or clear negligence.

RECENTLY ISSUED ACCOUNTING STANDARDS

     SFAS No. 123, Accounting for Stock-Based Compensation, was issued in October 1995. This statement established financial accounting and reporting standards for stock-based compensation plans. The accounting requirements of this statement were effective for transactions entered into in fiscal years that begin after December 15, 1995. The disclosure requirements of this statement were effective for financial statements for fiscal years beginning after December 15, 1995, or for the fiscal year for which this Statement is initially adopted for recognizing compensation cost, whichever comes first. We adopted the provisions of this statement in fiscal 1997. The adoption of these provisions did not have a material impact on our combined financial statements.


     In conjunction with the reorganization, we intend to establish an employee stock-based compensation plan (see "Management -- TD Waterhouse Stock Incentive Plan"). We intend to use the intrinsic value method for this stock incentive plan and will provide the pro forma disclosures in our financial statements prepared after the offerings, as required by SFAS No. 123.


     SFAS No. 128, Earnings Per Share, was issued in February 1997 and was effective for periods ending after December 15, 1997, with restatement required for all prior periods. SFAS No. 128 establishes new standards for computing and presenting earnings per share. This statement replaces primary and fully diluted earnings per share with "basic earnings per share", which excludes dilution, and "diluted earnings per share", which includes the effect of all potentially dilutive common shares and other dilutive securities. Because we have not historically reported earnings per share, this statement had no impact on the historical combined financial statements. This statement will, however, apply to our financial statements that are prepared after the offering. Also, we have applied the provision of SFAS No. 128 in determining pro forma basic and diluted earnings per share for the six months ended April 30, 1999 and for the year ended October 31, 1998. See "Selected Financial and Other Data."

     SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in 1998. This standard requires us to recognize all derivatives as either assets or liabilities in our financial statements and measure such instruments at their fair values. Hedging activities must be redesignated and documented pursuant to the provisions of the statement. This statement becomes effective for all fiscal quarters of fiscal years beginning after June 15, 2000. At this time, we do not believe that adoption of this standard will have a material impact on our financial condition and results of operations.

     SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, was issued in October 1998. SFAS No. 134 provides guidance for mortgage banking entities on how to account for interests retained after securitizing mortgage loans previously held for sale. SFAS No. 134 is effective for fiscal quarters beginning after December 15, 1998. At this time, we do not believe that adoption of this standard will have a material impact on our financial condition and results of operations.

     SFAS No. 135, Rescission of FASB Statement No. 75 and Technical Corrections, was issued in February 1999. SFAS No. 135 is effective for fiscal years ending after February 15, 1999. This statement is not applicable to us and will have no impact on our financial position, results of operations, earnings per share or cash flows.

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," effective for fiscal years beginning after December 15, 1998. SOP 98-1 requires that certain costs of computer software developed or obtained for internal use be capitalized and amortized over the useful life of the related software. We currently expense the costs of all software development in the period in which it is incurred. We intend to adopt this statement beginning in the fiscal year ended October 31, 2000 and are currently assessing its impact.

                               THE REORGANIZATION

     In connection with these offerings, TD Bank will reorganize its worldwide discount brokerage operations so that they will be consolidated into our company and our subsidiaries. This reorganization will include the following steps:

     - Waterhouse Investor Services, Inc., which prior to the reorganization served as the U.S. holding company for TD Bank's U.S. discount brokerage operations, will convert the shares of common stock it holds of its two wholly-owned registered broker-dealer subsidiaries into shares of new common stock and preferred stock. The preferred stock will be redeemable at any time, in whole or in part, at the issuer's option for an aggregate redemption price of $140 million, will pay dividends semi-annually at a variable rate based on six month London interbank offered rates, and will have no fixed maturity.

     - Waterhouse Investor Services, Inc. will then contribute to us all of the common stock of its registered broker-dealer subsidiaries as well as all of the common stock of certain of its other U.S. subsidiaries. Waterhouse Investor Services, Inc. will retain the shares of preferred stock of the broker-dealer subsidiaries. We intend to use a portion of the proceeds from the offerings to fund the redemption of these shares of preferred stock. See "Use of Proceeds."

     - TD Bank will transfer its Canadian discount brokerage business and brokerage clearing business to our newly-formed Canadian subsidiary, TD Waterhouse Canada. In exchange, we will issue to TD Bank:


       -  a series of        million exchangeable preference shares of our
          subsidiary, TD Waterhouse Canada; and


       - promissory notes of TD Waterhouse Canada totaling approximately $40 million.

       We will use a portion of the proceeds of the offerings to repay these promissory notes. See "Use of Proceeds." The exchangeable preference shares will be exchangeable at any time at TD Bank's option for an equivalent number of shares of our common stock, and will have dividend rights equal to the equivalent number of shares of our common stock. See "Description of Capital Stock -- Exchangeable Preference Shares of TD Waterhouse Canada." As part of the transfer, TD Waterhouse Canada will assume all past liabilities of these businesses and each of TD Bank and TD Waterhouse Canada will indemnify the other and its relevant subsidiaries, and its respective directors, officers, agents and employees, against all past, present and future liabilities related to the transferred and retained businesses.

     - TD Bank will be issued one special voting preferred share of TD Waterhouse. The special voting preferred share will have voting rights equal to the number of shares of our common stock into which the exchangeable preference shares may be exchanged, and will be cancelled when the exchangeable preference shares are no longer outstanding. See "Description of Capital Stock -- Special Voting Preferred Share."

     - TD Bank will transfer ownership of its United Kingdom, Australia and Hong Kong discount broker subsidiaries to us in exchange for shares of our common stock and promissory notes totaling approximately $25 million. We intend to use a portion of the proceeds of the offerings to repay these promissory notes. See "Use of Proceeds."

     - We will enter into a master services agreement with TD Bank pursuant to which certain services will be made available to us and we will make certain services available to TD Bank. See "Principal Stockholder -- Master Services Agreement."


     In order to effect the third step described above, TD Bank will enter into transfer and assumption agreements with TD Waterhouse Canada, which generally provide for the transfer of assets used exclusively in the transferred businesses. Subject to obtaining all material regulatory consents and approvals, the assets will be transferred to TD Waterhouse Canada immediately prior to the completion of these offerings. However, if any required regulatory consent or approval is not obtained prior to the completion of these offerings, the transfer will occur as soon as practicable following the receipt of the required consent or approval. For accounting and administrative reasons, the transfer and assumption agreements provide that TD Waterhouse Canada will be entitled to receive, as part of the transfer, the net economic benefits derived from the operation of the transferred businesses from and after the first day of the month in which these offerings are completed until the transfer occurs. Accordingly, it is possible that for a period of time after the offerings, our Canadian businesses will be owned and operated by TD Bank for our economic benefit.

     The assets to be transferred will consist of all tangible assets, such as computers, equipment and furniture, which exclusively relate to the transferred businesses. Accounts receivable, cash and cash equivalents of the transferred businesses will also be transferred. All intellectual property owned by TD Bank or its non-transferred subsidiaries and used exclusively by the transferred businesses will be transferred to TD Waterhouse Canada. The transferred businesses currently operate in premises leased from third parties or in space owned or leased by TD Bank. Pursuant to the master services agreement described under "Principal Stockholder," TD Bank will continue to make available to TD Waterhouse Canada shared space used by the transferred businesses.

     All employees involved in the transferred businesses will have been employees of TD Bank prior to the reorganization. In most cases, those employees who are exclusively engaged in performing the activities of the transferred businesses in Canada will be transferred to TD Waterhouse Canada. In addition, employees who perform services for both TD Bank and us will be retained by, or transferred to, the entity for which they predominantly provide services, with appropriate exceptions where business needs require. The employees to be transferred may remain with TD Bank for a transitionary period after the completion of the offerings. Pursuant to the master services agreement, TD Bank and TD Waterhouse Canada will make available to the other employees who immediately prior to these offerings provided services to both TD Bank and the transferred businesses.

     As a result of these arrangements approximately 1,350 employees will be transferred to us. TD Waterhouse Canada's employees will comprise all employees working in its local branches, customer service centers and back office activities. With the exception of certain support services to be provided by TD Bank employees, TD Waterhouse Canada's employees will perform all day-to-day compliance, technology and information systems management and human resources functions for TD Waterhouse Canada.


     The transfer and assumption agreements provide for TD Bank to transfer all of its right, title and interest in the assets. The transfer and assumption agreements provide for assumptions and indemnities designed to place sole legal and financial responsibility on TD Waterhouse Canada for all liabilities known or contingent relating to the transferred businesses, its past and present operations and the assets transferred or licensed to TD Waterhouse Canada. As a result, the liabilities to be assumed by TD Waterhouse Canada include all liabilities and obligations, actual or contingent, relating to the transferred businesses, such as accounts payable, contractual obligations and ongoing or presently unknown claims and suits. The transfer and assumption agreements contain indemnification provisions in connection with the conduct of TD Waterhouse Canada's business after the transfer of the transferred businesses, misstatements or omissions in this prospectus with respect to the transferred businesses and the use of trademarks, trade names, logos and other indemnities. TD Bank similarly is obligated to indemnify TD Waterhouse Canada in respect of its past, present and future businesses, other than the transferred businesses.

     Upon completion of the reorganization, the corporate structure of our company reflecting our principal operations will be as follows:
                                 TD BANK CHART

     The exchangeable preference shares to be held by TD Bank will be exchangeable at any time for an equivalent number of shares of our common stock. TD Bank will also hold a special preferred voting share of TD Waterhouse which will entitle TD Bank to an aggregate number of votes equal to the number of exchangeable preference shares outstanding from time to time.

                                    BUSINESS

OVERVIEW

     TD Waterhouse is one of the largest discount brokers in the world. Leveraging our investment in technology, we have become one of the premier global online brokers and a leading provider of online investing services and related financial products.

     We have the second largest discount brokerage operations globally with over
2.6 million customer accounts. As of April 30, 1999, we had approximately 1.9 million active accounts and over $105 billion in customer assets under administration. When measured by trading volume and customer assets, we have the third largest online discount brokerage operations globally.

     We have a significant international presence with operations in the United States, Canada, Australia, the United Kingdom and Hong Kong. We have the second largest global branch network of any discount broker with over 200 branches worldwide and an additional 40 branches planned by the end of 2000.

     Our primary markets are the U.S. and Canada, which accounted for 69% and 29%, respectively, of our fiscal 1998 consolidated revenues and 74% and 24%, respectively, of our consolidated revenues for the first six months of fiscal 1999. Approximately 1.8 million of our total customer accounts at April 30, 1999 were held by customers in the U.S. and 642,000 were held by customers in Canada. The table below shows the growth in our business over the past five years in each of our operating regions:

                                                                                                               SIX
                                                                                                              MONTHS
                                                               FISCAL YEAR ENDED OCTOBER 31,                  ENDED
                                                   ------------------------------------------------------   APRIL 30,
                                                     1994       1995       1996       1997        1998         1999
                                                   --------   --------   --------   --------   ----------   ----------
U.S.
  Revenues (in thousands).......................   $104,594   $143,430   $203,377   $250,095   $  423,789   $  343,191
  Number of accounts............................    363,338    454,554    591,334    774,924    1,509,635    1,775,087
  Average daily trades..........................      6,431      8,774     13,114     19,260       42,165       89,266
  Assets under administration (in billions).....   $    7.3   $   11.6   $   16.2   $   26.1   $     58.6   $     84.0
CANADA
  Revenues (in thousands).......................   $113,865   $113,817   $167,409   $194,028   $  180,051   $  110,938
  Number of accounts............................    335,082    357,891    437,027    520,735      593,296      642,752
  Average daily trades..........................      6,488      6,532     10,083     12,744       12,886       16,906
  Assets under administration (in billions).....   $    9.2   $   11.0   $   12.5   $   15.9   $     16.1   $     20.5
OUTSIDE NORTH AMERICA
  Revenues (in thousands).......................         --         --         --   $  2,509   $   10,621   $    9,904
  Number of accounts............................         --         --         --     77,513      198,695      221,628
  Average daily trades..........................         --         --         --        467        1,122        1,968
  Assets under administration (in billions).....         --         --         --         --   $      1.2   $      1.6

     In addition to securities trading services, we also provide our customers with a broad range of banking, mutual fund and other consumer financial products and services on an integrated basis, including:

     - a broad range of investment news, third party research reports and personal investment management tools such as portfolio tracking and stock and mutual fund screening programs;

     - over 9,600 mutual funds from over 525 fund families (including the Waterhouse Dow 30 Fund and a series of money market funds that we advise), with over $23 billion in assets held in these funds through us as of April 30, 1999;

     - insured transaction accounts, checking, ATM access, electronic funds transfer, insured certificates of deposit and other banking products, which are provided through our affiliates Waterhouse National Bank and TD Bank; and

     - clearing and execution services to correspondents and other broker-dealers.

     We use a multi-channel distribution system to provide our customers with access to our products and services. Customers may utilize any of the following delivery channels to access our services:

     - online channels via either the Internet, using our webBroker for our customers in the U.S., Canada and Australia, or by using a direct personal computer dial-up link using free proprietary software;

     - a network of branch offices, supported by service centers accessible by toll-free telephone numbers that are available in each of our major markets 24 hours a day, seven days a week;

     -  touch-tone telephone to access our automated trading systems; and

     - TalkBroker, a real time voice recognition market information system, which provides customers of our Canadian operations with real time stock and option quotes and mutual fund pricing through the use of voice recognition.

INDUSTRY OVERVIEW

     The discount brokerage industry has grown rapidly over the past decade, with the largest portion of this growth coming from the significant increase in online brokerage activity. According to data compiled by International Data Corporation, since the introduction of Internet access for online brokerage services in 1996, the number of online brokerage accounts has increased to an estimated 1.5 million at the end of 1996, 3.5 million at the end of 1997 and 6.4 million at the end of 1998, representing approximately $324 billion in assets. Online trading activity is estimated to have reached an average of over 499,000 trades per day during the first quarter of 1999 and now accounts for an estimated 25% of all retail stock trades in the U.S.

     We believe that this growth has resulted from a number of key developments and trends, including the following:

- The unbundling of financial services -- Investors are able to select specific products and services as they need them and can choose from a variety of financial service providers for different products and services. Many brokerage firms have begun to specialize and customize products, with some providing investment advice and planning and others providing discount and electronic brokerage services.

- Increasing self-reliance and value consciousness of investors -- Investors have become more knowledgeable about investment strategies and investment alternatives and are becoming more willing to make their own financial and investment decisions. These investors tend to seek greater value, often in the form of lower transaction costs, and represent a key market for discount brokerage services.

- Growth in financial assets held by individuals -- As the population ages, generational wealth transference is placing capital into the hands of new investors who are actively seeking investment opportunities. This inflow of investment dollars is not only contributing to the increase in valuation levels of the overall market but is also increasing the number and size of investment accounts.

- The democratization of market information -- The Internet and other convenient and inexpensive channels have provided consumers with greater access to real time market information and research. Individuals now have the same information that many brokers do, and as a result, "self-directed" investors have begun to manage their own portfolios, with decreasing reliance on full-commission brokers.

- Development of the Internet as a new investing channel -- The use of the Internet and new technology to process and deliver large amounts of information and to facilitate inexpensive communication of data has been growing at an accelerating rate. The Internet has provided an alternate delivery channel and provided an interface with the customer to facilitate order placement and trade execution. We anticipate that this trend and the others noted above will continue to benefit the discount brokerage industry, particularly for brokerage firms with well-developed Internet delivery channels.

BUSINESS STRATEGY

     Our ongoing business strategy focuses on positioning us to take advantage of the current industry dynamics by leveraging our position as the world's second largest discount brokerage firm. Key elements of our strategy include:

- Building brand awareness on a global basis -- Through advertising, branch expansion, increased use of dedicated business development officers, and development of strategic alliances and partnerships, we will continue to build our global brand. Following completion of the offerings, we plan to unify our operations, marketing and advertising under a single trade name worldwide.

- Expanding our products and services -- We plan to expand our current products and services to include a full array of banking products, webBroker in all our markets, expanded initial public offering and new issue access and additional proprietary mutual funds.

- Building customer assets by focusing on high growth, profitable market segments -- We intend to continue to build customer assets through targeting attractive market segments with specialized services and our business development marketing approach.

- Leveraging our technological expertise to enhance our customers' experience and empower them to better manage their investments -- We plan to continue to utilize and leverage technology to provide our customers the highest level of service available in the industry.

- Continuing our international expansion both in existing markets and into attractive new markets -- We plan to continue our strategic international growth strategy by expanding our current international presence and evaluating opportunities in attractive new markets, including other European and Asian markets.

- Enhancing our financial performance -- By building key businesses, focusing on low cost distribution, and continuing to integrate and extract economies of scale from acquisitions, we plan to enhance current profitability.

OUR HISTORY

     Our U.S. operations commenced in 1979 as Waterhouse Securities, Inc. located in New York City. After a successful initial public offering in 1987, Waterhouse Securities, Inc., a member of the NYSE, was able to develop its own self-clearing capability in 1988 and subsequently launched Waterhouse National Bank in 1994, Waterhouse Asset Management in 1995 and National Investor Services Corp. in 1997. In 1998, Waterhouse became the third largest discount brokerage firm in the U.S. measured by number of customer accounts.

     Waterhouse Securities, Inc. was acquired in 1996 by TD Bank, which had begun building its own discount brokerage operations under the name Green Line Investor Services as early as 1984 following the deregulation of brokerage commissions in Canada. In 1987 Green Line became a fully registered broker and was the first bank-owned firm in Canada to purchase a seat on the TSE. By 1989, through a series of acquisitions and internal growth, Green Line had become the largest discount broker in Canada.

     We have expanded both the Waterhouse and Green Line discount brokerage businesses through internal growth, the opening of offices in new domestic and overseas markets and the acquisition of other discount brokerage companies. These acquisitions complemented our internal growth strategy by providing us with a cost effective means of acquiring new accounts, adding scale and providing us with entry platforms in new markets. The table below sets forth certain information concerning these acquisitions:

                                                      ACQUISITION        PURCHASE       TOTAL
                                                          DATE            PRICE        ACCOUNTS
                                                     --------------    ------------    --------
Gall & Eke.......................................    September 1998    $ 13 million     50,000
  (United Kingdom)
Jack White & Co..................................          May 1998    $103 million    130,000
  (U.S.)
Kennedy Cabot & Co...............................     November 1997    $154 million    202,000
  (U.S.)
Rivkin Croll Smith...............................     November 1997    $ 19 million     44,000
  (Australia)
Pont Securities Limited..........................          May 1997    $ 23 million     53,000
  (Australia)
Marathon Brokerage...............................      October 1993    $ 46 million     92,000
  (Canada)

MULTI-CHANNEL DELIVERY SYSTEMS

     Our strategy focuses on providing a wide array of high-quality, low-cost products and services to our customers through a variety of distribution channels. We differentiate ourselves from most of our competitors in the brokerage industry by providing full-service multi-channel delivery systems which allow customers to choose how they prefer to do business with us. We provide a variety of electronic channels through which our customers can access our products and services. Customers are able to obtain account information, access a broad array of research information and enter trade orders on an automated basis through these electronic channels at any time, thereby providing added convenience for customers and minimizing our costs of responding to and processing routine customer transactions. In addition to our electronic distribution channels, we maintain an extensive and growing branch office network, supported by 11 regional U.S. and Canadian telephone service centers that support the branch offices during normal business hours, three of which provide after-hours service, thereby providing personal service to the customers of our U.S. and Canadian operations 24 hours a day, seven days a week.

     Over the past two years, our Internet trading services have become an increasingly important part of our business. Trades through our webBroker services represented approximately 37% and 53% of our total trading volume for fiscal 1998 and the six months ended April 30, 1999, respectively.

Internet Access

     Customers of our brokerage operations in the U.S., Canada and Australia can access their brokerage accounts online through the Internet, by utilizing online service providers such as America Online and the Microsoft Network. Our Internet web site, marketed under the name webBroker, allows customers to engage in a full range of trading activities while online. In addition, webBroker provides customers with access to a broad range of free investing information, including:

     - real-time stock quotes;

     - news and charts;

     - research reports;

     - investment management tools, such as portfolio tracking;

     - stock and mutual fund screening tools;

     - market commentary;

     - technical analysis and alerts; and

     - account management tools which allow customers to review account balances, transaction histories and order status.

     In addition, to assist customers in using online channels, we maintain Electronic Brokerage Support Centers which operate 24 hours a day, seven days a week in the U.S. and extended hours in Canada. These services are available through a toll-free number to all our online customers.

     We are in the process of developing and implementing a number of enhancements to our online delivery channels which we expect to be available later this year. These enhancements are designed to expand the range of products and services available to our customers at any time and to enhance our customers' access to our online delivery channels. These enhancements include the following:

     - webBroker for our investment advisor customers in the U.S. and Canada, which provides secure access to multiple accounts, block trading and trade allocation and consolidated portfolio reports;

     -  webBroker in French for our Canadian customers;

     - webBanking, which will permit our customers to access the full range of banking products and services offered by our affiliated banks through links to webBroker; and

     - access to our products and services through hand-held wireless devices, such as pagers, electronic organizers and cellular phones.

Other Electronic Channels

     In addition to Internet access, we offer our customers access to our products and services through the following other electronic channels:

- Direct Dial-up Access. Our customers can use their personal computers to access their brokerage accounts online by using free proprietary software provided by us to dial directly into our private computer networks for real-time online brokerage services and market information.

- Touch-tone Telephone. Our interactive investing systems, TradeDirect(R) and TeleMax, provide customers with a convenient way to obtain quotes, place orders and review certain account information using a touch-tone telephone.

- Voice Recognition. TalkBroker, currently available to the customers of our Canadian operations, is our real time voice recognition market information system which provides customers with real-time Canadian and U.S. equity and stock option quotes and Canadian mutual fund pricing through the use of voice recognition over the telephone. We are currently developing a similar system for our U.S. business and are in the process of developing a voice recognition system for placing trade orders in both Canada and the U.S. We expect these systems to be available later this year.

     Our direct dial-up access and touch-tone telephone services are available in both French and English to our Canadian customers.

     Electronic distribution channels have become an increasingly important part of our business in the past several years. We provide significant discounts from our standard commission rates for trades executed through electronic brokerage channels, reflecting the lower cost of providing these services through online channels. The following table shows customer trading through electronic channels by our customers as a percentage of total trades:

                                                 FISCAL 1998                               FISCAL 1999
                            -----------------------------------------------------   -------------------------
                            1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER   1ST QUARTER   2ND QUARTER
                            -----------   -----------   -----------   -----------   -----------   -----------
webBroker................       28.2%         34.3%         37.5%         43.1%         51.8%         54.2%
PC dial-up...............        9.1           9.2           7.5           7.6           6.2           4.7
                               -----         -----         -----         -----         -----         -----
  Total online...........       37.3          43.5          45.0          50.7          58.0          58.9
Touch-tone...............        7.8           6.7           5.3           5.1           4.8           4.1
                               -----         -----         -----         -----         -----         -----
  Total electronic.......       45.1%         50.2%         50.3%         55.8%         62.8%         63.0%
                               =====         =====         =====         =====         =====         =====

Branch Office Network and Service Centers

     We believe that having a significant branch network is an important marketing tool in opening new customer accounts and in maintaining a high level of customer satisfaction and retention. Customers can use branch offices to open accounts, deliver and receive checks and securities, obtain market information, place orders, and obtain related customer services in person. Many of our branches also offer seminars to existing and prospective customers on a range of topics relating to personal investment strategies. At April 30, 1999, we operated 162 branch offices in 44 states in the U.S. and 38 branch offices in nine provinces in Canada, as well as seven branch offices in Australia, one branch office in Hong Kong and two branch offices in the United Kingdom. We anticipate that we will have branches in all 50 states and Puerto Rico by the end of 1999, and 200 branch offices in the U.S. by the end of 2000.

     Our branch office network is supported by 11 regional U.S. and Canadian telephone service centers during normal business hours, three of which provide after-hour service in the U.S. and Canada, 24 hours a day, seven days a week.

     United States. During normal business hours, our customers can visit or call a toll-free number to reach an account officer at a local branch to place a trade order, obtain account information or transact other business. During business hours the account officers in our branches are supported by customer service representatives at our regional customer service centers in New York City, Jersey City, Phoenix, Chicago and Atlanta. Customer calls are routed to service centers based on call volume at the branches in order to maximize efficiency and customer service. In addition, after normal business hours and on weekends and legal holidays, customers of our U.S. operations are provided with a toll-free number to reach our after-hours service center. These service centers enable us to make customer service representatives available 24 hours a day, seven days a week to all of our U.S. customers. Customer orders placed during nonmarket hours are routed to appropriate markets the following business day.

     To allow personnel at branch offices to focus on customer service, we recently opened six account processing centers in the U.S. which provide administrative support to the branch offices. These services include processing customer securities and checks, processing account applications and processing customer correspondence.

     The capacity of the service centers and processing centers allows the branch office network to be maintained at lower staffing levels and to focus on customer service and business development. Every one of our registered representatives at our service centers has immediate access to the customer account and market-related information necessary to respond to an individual customer's inquiries.

     At April 30, 1999, our branch offices and service centers were staffed by more than 2,500 account officers and customer service representatives. Recent growth in our average daily trading volume has resulted in a need for significantly higher staffing at our branches and service centers. As a result, we are currently implementing a plan to increase our staffing levels to an estimated level of 3,000. We anticipate further increases in staffing levels will be necessary if these increases in trading volume continue.

     We are currently in the process of implementing a significant new initiative focused on expanding and upgrading our call processing system in order to support expected growth while maintaining high levels of customer satisfaction. This project, which is scheduled to be completed in October 1999, will replace all of our current telephone systems and links with a centralized call processing system developed and installed by Lucent Technologies that will automatically route calls to an available broker at one of three networked service centers or in the branches. The system is designed to use advanced technologies to route calls based on load and broker availability, prioritize queuing of calls based on customer profiles, and direct calls requiring specialized services to the appropriate location.

     Once the call processing system and service center expansion programs have been fully implemented, we estimate that a majority of customer calls will be handled through service centers, thereby allowing branch staff to focus a majority of their efforts on business development and customer assistance and education. In addition, the new system will provide staffing efficiencies, by limiting the number of managers needed to oversee operations, and natural redundancy in the event of disaster or service downtime at one location.

     Canada. Our customers in Canada can reach an investment representative 24 hours a day, seven days a week by using toll-free numbers to contact their local branch office or calling a service center directly. In addition, the local branches are supported by six regional customer service centers located in four provinces. After market hours, customer calls are routed to one of our two after-hours service centers in Canada. Customer orders placed after market hours are routed to the appropriate markets the following business day. In addition, further customer assistance is available through our customer support group, which is separate from our call centers. These customer service representatives respond to all customer correspondence and investigate all statement inquiries and discrepancies. Our service centers are staffed with trained specialists providing advice on mutual funds, options and fixed income investments.

     Outside the U.S. and Canada. In Australia, approximately 75% of our business is conducted over the telephone at our service center in Sydney. Our customers may place orders, obtain account information and transact other business through this service center five days a week until 8:00 p.m. In order to maintain personal contact with our customers and to develop new business, we operate seven full-service local branch offices.

     In the United Kingdom, we operate a business development office in London and a customer service center in Manchester. We currently operate out of one branch office in Hong Kong, and are developing plans to expand our presence in the region to include the offering of local securities trading and execution services.

PRODUCTS AND SERVICES

     We offer a broad range of products and services to meet customers' varying investment and financial needs, as well as access to extensive investment news and information. Our products and services are tailored to meet the needs of self-directed individual investors and independent fee-based investment advisors. For the first six months of fiscal 1999, approximately 84%, 7% and 9% of our customers' transactions were in equity securities, options and mutual funds, respectively. We do not trade equity securities as principal for our own account, maintain inventories of securities for sale, engage in commodities transactions or otherwise deal in or underwrite securities.

     The following table outlines the products and services we offer to our customers in the U.S., Canada and internationally.

                                             INTERNET ACCESS                   ALL OTHER CHANNELS
                                   -----------------------------------   -------------------------------
                                     U.S.      CANADA   INTERNATIONAL*   U.S.    CANADA   INTERNATIONAL
                                   ---------   ------   --------------   -----   ------   --------------
PRODUCTS
  Equities......................       X         X          X              X       X          X
  IPOs..........................       X         X          X              X       X          X
  Mutual Funds..................       X         X                         X       X          X
  Options.......................       X         X                         X       X          X
  Bonds.........................       X                                   X       X          X
  Foreign Securities............       X                                   X       X          X
  Retirement Plans..............       X         X                         X       X
  Money Market Investments......       X         X                         X       X
  Variable Annuities............                                           X
  Other Insurance...............       X         X                         X       X
  Commodities...................                                           X
  Credit Cards..................                                           X       X
  Banking Products..............                                           X       X
SERVICES
  Quotes........................       X         X          X              X       X          X
  Research......................       X         X          X              X       X          X
  News and Alerts...............       X         X          X              X       X          X
  Charts and Tracking...........       X         X          X              X       X
  Margin Services...............       X         X                         X       X
  Cash Management Services......       X                                   X       X
  Bill Payment..................                                           X       X
  Electronic Brokerage
     Support....................       X         X          X              X       X
  Web Banking...................      **         X

---------------

*   Australia only.

**  Pending.

BROKERAGE SERVICES FOR INDIVIDUAL INVESTORS

     United States. We offer our customers the ability to buy and sell all U.S. and major foreign exchange-listed, Nasdaq-listed and other equity securities, options, mutual funds, unit investment trusts, variable annuities and fixed income investments, including U.S. Treasuries, zero-coupon bonds, listed and over-the-counter ("OTC") corporate bonds, municipal bonds, GNMAs and CDs. We offer both margin accounts and cash accounts to our customers. Customers approved for margin transactions may borrow a portion of the value of certain securities purchased through us, or may sell securities short. We make commodities transactions available to our customers by acting as an introducing broker for commodities trading.

     Customers must have specific approval to trade options. As of April 30, 1999, approximately 154,000 accounts were so approved. To write uncovered options, customers must go through an additional approval process and must maintain a significantly higher level of equity in their brokerage accounts.

     Canada. We offer our customers in Canada the ability to buy and sell all equity securities which are listed on U.S. and Canadian exchanges, Nasdaq and all major foreign exchanges, as well as Canadian and U.S. options, mutual funds, Canadian government and corporate bonds, zero-coupon bonds, strip bonds, Eurobonds, Yankee bonds, U.S. Treasuries and mortgage-backed securities. In addition, customers may buy and sell money market investments, including guaranteed investment certificates, short-term government bonds, term deposits, bankers acceptances, bearer deposit notes, commercial paper, finance company paper and money market strips. Transactions in Canada Savings Bonds and provincial savings bonds are available. We also offer our customers the ability to buy and sell gold and silver certificates.

     Customers must have specific approval to trade options. As of April 30, 1999, approximately 50,000 accounts were so approved. Our options specialists offer information to our customers to assist them in their investments in Canadian or U.S. exchange-traded options.

     Over the past several years, an increasing percentage of the trading activity of our Canadian customers has involved U.S. equity securities. For fiscal years 1996, 1997 and 1998 and the second quarter of fiscal 1999, approximately 10%, 12%, 16% and 24%, respectively, of all trading volume in our Canadian operations involved U.S. equity securities.

     We offer our customers the ability to choose from a variety of different types of brokerage accounts and investment plans. Brokerage accounts include margin accounts and cash accounts. Customers approved for margin transactions may borrow a portion of the price of certain securities purchased through us or may sell securities short. The only equity securities which may be traded on margin are stocks which are listed on major Canadian and U.S. exchanges and certain stocks listed on Nasdaq.

     Outside the U.S. and Canada. In Australia, our customers can buy and sell all Australian exchange-listed equities, options, derivatives and managed funds. We do not currently provide margin trading services directly to our Australian customers. We settle such transactions on behalf of our customers with a margin lender. We plan to offer our customers the ability to trade U.S. and Canadian securities later this year.

     In the United Kingdom, our customers can buy and sell all London Stock Exchange and U.S. and Canadian exchange-listed equity securities as well as exchange-listed equity securities in other major markets. We do not currently offer margin trading to our U.K. customers.

     Our Hong Kong operations act primarily as an introducing broker and marketing affiliate to our Canadian operations. This business serves as a liaison between our customers in Hong Kong and our Canadian operations, providing Hong Kong residents with access to all U.S. and Canadian exchange-listed securities. In addition, our Hong Kong customers can also buy and sell local unit trusts (or mutual funds) and fixed income products. We currently are developing systems that will allow us to offer our customers access to local Hong Kong exchange-listed securities later this year.

MUTUAL FUNDS

     United States. Through the Waterhouse Mutual Fund Network, we currently offer our U.S. customers access to over 8,500 mutual funds from over 450 fund families, including over 1,400 no-load mutual funds in 219 fund families which customers can trade with no transaction fees ("NTF"), which are part of our NTF program. Under our NTF program, we receive fees from the funds and fund sponsors for providing services for the Waterhouse Mutual Fund Network program, including record keeping and shareholder services. These fees are based upon balances of customer assets invested in the participating funds through us. For no-load funds which are not part of the NTF program, we currently charge our customers a flat fee per trade, regardless of the size of the transaction. Our broad mutual fund offerings provide our customers with simplified record keeping and investment monitoring through the use of one consolidated statement. Customer assets held by us that have been purchased through the Waterhouse Mutual Fund Network, excluding our proprietary funds, totalled $10.9 billion as of April 30, 1999. Assets held in mutual funds in our NTF program were in excess of $4.0 billion as of April 30, 1999.

     Our proprietary funds include four taxable and two tax exempt money market funds and the Waterhouse Dow 30 Fund, all of which are advised by one of our subsidiaries. Customer assets invested in the Waterhouse proprietary funds totaled approximately $6.7 billion at April 30, 1999. Fees received by us from these proprietary funds for providing transfer agent services, shareholder services, administration and investment management are based upon daily balances of customer assets invested in these funds.

     Canada. We offer investors over 1,100 different mutual funds from 75 fund families including over 40 funds in the Green Line Family of Funds which are managed by our affiliate, TD Asset Management Inc. We receive customary trailer fees from the funds, including the funds managed by our affiliate, based upon balances of customer assets invested in the participating funds through us. We do not charge a commission on no-load funds but we may charge a commission for load funds. There is a regular redemption fee for all no-load funds with the exception of the Green Line Family of Funds. Customer assets held by us in mutual funds totaled $5.4 billion as of April 30, 1999, including $3.4 billion of assets invested in the Green Line Family of Funds.

     In addition, our team of mutual fund specialists provide our customers with important comparative information about the over 1,100 mutual funds we make available to our Canadian customers. Our Green Line FundSelect Internet tool allows our online customers to compare all the Canadian mutual funds available through us by key criteria.

     Under the Green Line Managed Assets Program, our mutual fund specialists assess the investment needs of customers and assist them in designing a portfolio made up of a selection of the mutual funds offered by us tailored to their investment objectives. Funds in the Managed Assets Program include both load funds and no-load funds, but are sold on a commission-free basis. The cost to our customers participating in this program is much lower than a traditional full-commission brokerage program for the benefits of having a portfolio manager determine the appropriate asset mix, select the funds in which to invest, monitor and rebalance the fund mix on a regular basis and provide a detailed performance report of the customer's portfolio.

SPECIAL SERVICES

     In addition to our primary services offered to our customers, we seek to differentiate ourselves from other discount brokers and build long-term client relationships by providing additional services to meet specific needs and requirements of our customer base, including:

- Business Development Officers. Our staff of specially trained business development officers assists our customers in developing asset allocation strategies and evaluating investment choices with the goal of enhancing customer awareness of their investment options and encouraging customers to consolidate their various investment assets at TD Waterhouse.

- Services for Active Customers. In the U.S., our Investors Advantage program provides special benefits and privileges to our more active customers, including reduced margin rates and priority service. In Canada, a select group of our most active investors may participate in our President's Account program. Members of this program receive substantial savings on commissions, reduced margin loan rates, premium rates on investment balances, free online connect time, free real-time quotes, free investment reports, priority telephone services, and an annual trading summary.

- Multi-Lingual Services. Through selected branch offices and service centers in our major markets, we provide brokerage services and access to all our products and services to customers whose primary language is French, Spanish, Mandarin, Cantonese and certain other Asian languages.

- Investment Guidance. Through selected branch offices, we provide our customers with guidance regarding fixed income investing and assistance selecting among a full-range of mutual funds and money market investments.

- IPOs and New Issues. In Canada and the U.S., we provide access to registered offerings of new issues to our qualified customers through an arrangement with our affiliate, TD Securities Inc., when it participates as underwriter or a selling group member in these offerings. In March 1999 we entered into an agreement with Wit Capital to provide our qualified U.S. customers with online access through webBroker to initial public offerings that Wit Capital underwrites.

RETIREMENT SERVICES AND REGISTERED PLANS

     United States. We offer a variety of no-fee, no-minimum balance retirement plan products for both individuals and businesses. We offer various IRAs for individuals as well as SEP plans, profit sharing plans, 401(k) plans and other retirement plans for businesses and self-employed individuals. Customers are provided with investment and savings assistance through our Retirement Planning Guide to assist in determining retirement needs, our Retirement Plans Customer Service Desk or by using our online Retirement Planning Center.

     Canada. In addition to brokerage accounts, our Canadian customers may open registered accounts, which shelter eligible investments from income taxes while saving for retirement or education. The registered accounts we offer include self-directed RSPs, self-directed RIFs, registered education savings plans and Quebec stock savings plans.

BROKERAGE SERVICES FOR INVESTMENT ADVISORS

     United States. Through our Waterhouse Institutional Division, which operates out of two regional offices, we offer a full range of brokerage execution and operational support services to independent fee-based registered investment advisors and to financial institutions, such as banks and trust companies, which provide trust and other investment services for their clients. The clients of such advisors benefit from our discounted commissions. Clients of advisors generally pay a fee to their advisor for his or her advice and pay a commission to us for execution and custodial services.

     This division of our business has its own sales force and marketing strategy. Specialized technology, including proprietary software and data translation interfaces, is provided to all advisors. An experienced relationship manager is assigned to each advisory firm. A range of products and services which have been individualized to meet the needs of financial advisors are available, including: block trading and trade allocation, processing management fees payable to advisors, free investment research, trading online, downloads of client account information and consolidated monthly statements of client accounts. We anticipate that Internet trading services will be available to our investment advisor clients through webBroker in July 1999. This division now serves over 2,600 investment advisors who manage total customer assets through accounts with us of over $7 billion.

     Through the Waterhouse referral program, we provide qualified customers with referrals to registered investment advisors meeting certain minimum requirements, including registration with the SEC, and who agree to maintain custody of their clients' assets at TD Waterhouse. In order to qualify for this referral service, our customers must have a portfolio with a balance of at least $100,000. While benefitting our retail customers, this program also benefits our investment advisor clients by providing participating registered investment advisors access to our U.S. customer base of over 1.3 million active individual investors. We do not pay to or receive from the registered investment advisors any fees or compensation for participation in the Waterhouse referral program.

     Our managed assets network is a service we make available to the financial advisors who conduct business through us and to their clients. This customized portfolio management program offers advisors and their clients access to more than 50 equity and fixed income portfolios managed by a select group of institutional asset managers. Among the benefits of the managed assets network are low asset management fees and substantially lower minimum investment requirements than would be available to these financial advisors on their own. In addition, it enables registered investment advisors to delegate sophisticated analysis to institutional managers.

     Canada. Since 1987, our Canadian operations have provided securities trading, clearing, settlement and account administration services to independent investment counselors across Canada. Capitalizing on a growing acceptance of outsourcing in the Canadian investment community, we generate revenue by providing an administration model for those counselor firms seeking an alternative to running their own traditional proprietary back office.

     By leveraging our investment in technology, economies of scale and management expertise, we can offer investment counselors quality administration services at a competitive price. Investment counselors manage private client accounts under our product label. Trade commissions on the accounts are paid to us, and we assume responsibility for account opening, trading, credit and regulatory compliance. We currently service over 80 investment counselor firms and have approximately 10,700 accounts and $1.2 billion under administration.

     Outside the U.S. and Canada. Through our Australian operations, we offer a broad range of brokerage execution and operation support services to independent fee-based investment advisors. The clients of the investment advisors pay the advisor a fee and pay us a commission for trades executed. Our webBroker permits the independent advisor to link up multiple client accounts for ease of reference. Our recently launched Premium webBroker facility, provides the investment advisors with a full range of market and client data on an integrated basis.

CASH MANAGEMENT SERVICES

     United States. Our customers in the U.S. can choose to have cash balances in their accounts automatically swept, on a daily basis, into any of a selection of money market funds or an FDIC-insured money market deposit account offered through Waterhouse National Bank, our affiliate. On certain existing brokerage accounts, we pay interest on cash balances. Our customers with online accounts are required to establish an Investor Money Management ("IMM") account which is also available to all our other customers with a minimum balance of $1,000. Customers with IMM accounts may access available funds in their accounts either with a personal check or a VISA(R) CheckCard. When a customer with an IMM account is approved for margin trading, the checks and CheckCard also provide access to margin cash available. Other services available to our customers to help them manage their finances and investments include direct deposits into their brokerage account, automated transfers from their bank to brokerage account, periodic investing whereby customers can add to a mutual fund position each month or quarter, dividend reinvestment and electronic bill payment which permits customers to pay bills by touch-tone telephone.

     Canada. We pay interest at competitive rates on all cash balances in the brokerage accounts of our Canadian customers, including all cash dividends and interest earned on investments. We offer an automatic deposit service to a TD Bank account. Customers may elect to have interest and dividend income in both U.S. and Canadian funds automatically deposited to a Green Line Income Generation Account. Our customers may also access funds in their brokerage account through checking, ATM account access and electronic funds transfer, which are provided through TD Bank. Other services available to our customers include monthly investments in mutual funds with automatic withdrawals from the customer's brokerage account or bank account.

INVESTOR INFORMATION SERVICES

     We provide a broad spectrum of free investment information and research tools to our active customer base in order to help the self-directed investor with his or her investment decisions. These include printed research materials, quote information, charts of stock prices, portfolio tracking, stock and mutual fund performance and screening tools and links to significant Internet financial services web sites.

Printed Research Materials

     United States. We make the following printed research publications available to all customers of our U.S. operations:

- Standard & Poor's Stock Reports, Stock Guides, and S&P's The Outlook -- The Mid-Year and Annual Forecast Issues. Together, these reports are published on over 3,800 stocks, including all NYSE and American Stock Exchange securities and over 1,000 Nasdaq securities, and include investment data on over 7,000 securities, summaries and interpretations of stock market trends and investment strategy recommendations.

- Our Monthly Newsletter. Our monthly newsletter features research from Standard & Poor's and covers investing subjects of topical interest and information about our products and services.

- Standard & Poor's Stock Market Leaders Guide and Credit Analysis Reports. These publications rank stocks according to a variety of investment criteria and profile corporate bond issuers.

- Mutual Fund Information & Comparison Guide and Mutual Fund Top Performers Report. These reports contain rankings, commentary and data compiled by Morningstar, Inc. regarding all 8,500 mutual funds we offer.

- Annual Retirement Planning Guide and Annual Tax Planning Guide. These guides help our customers plan for retirement with financial strategies and worksheets and outline tax planning strategies and tax-saving ideas.

     Canada. We make the following printed research publications available to our customers in Canada:

- Standard & Poor's research reports, First Call reports and Financial Post reports are available on more than 7,500 listed companies in the U.S. and Canada.

- Green Line News. This monthly newsletter produced by us contains tips on investment strategies and advice from experts and forecasts by TD Bank's Economics Department.

- Mutual Fund Review. These quarterly reports, which provide comprehensive statistical information on the over 1,100 funds offered to our Canadian customers, are automatically provided for free to our customers with a mutual fund account value of Cdn. $1,000 or more.

- Other Research Products. We also offer our customers access to financial computer software, investment books and other third party reference guides at special discounts.

Online Market Data

     We also provide our customers with information and research online. Our partnership with leading content providers gives our online customers access to a broad range of financial information and facilitates their ability to make informed investment decisions.

     United States. In addition to the delayed quotes, charts, and personal portfolio tracker which are freely available to anyone who visits our web site, we provide our webBroker customers with access to the most up-to-the-minute financial data and news to assist them in making investment decisions.

- Quotes, Charts, and Portfolio Tracking. Online customers can obtain free real-time quotes for stocks, mutual funds and options at any time. Free access to historical charts that track intra-day, daily, weekly and monthly stock and option prices are available for over 25,000 publicly traded Canadian and U.S. companies stocks, over 7,500 mutual funds, and over 100,000 options as well as advanced charting from Big Charts, which features comparison charting for comparing stocks and mutual funds to various indices. Our customers can create their own personal portfolio tracker with up to 25 stocks and mutual funds. S&P Comstock provides real-time quotes. Quote.com provides our delayed quotes, charts and portfolio tracking. Current news and charts are directly linked to the portfolio tracking and quote lookup features.

- Quote and News Alerts. Customers are alerted by pagers and e-mail when there is current news on an identified stock or when a stock has reached a pre-selected price threshold.

- News. Customers can obtain headline and full-text news on over 6,000 companies. News sources include Reuters, AP, Businesswire, PR Newswire, and other sources. News service is supplied by Quote.com.

- S&P Stock Reports Online. Online customers have unlimited access to Standard & Poor's reports containing information such as quantitative and technical evaluations, overviews, valuations, key stock statistics, quarterly and fiscal year statistics, business summaries and charts.

- Zacks Investment Research. Zacks Investment Research Incorporated provides our online customers with research recommendations from over 3,000 analysts at 240 firms.

- Stock Screening by Market Guide. Our webBroker's Stock Screening tool enables our online customers to quickly identify stocks that fit their specific parameters by selecting from any combination of search options to search Market Guide's database of over 10,500 public companies.
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

- Morningstar, Inc. Morningstar, Inc. provides performance information and proprietary "star" ratings on mutual funds within the Waterhouse Family of Funds.

- Briefing.com. Briefing.com, a service of Charter Media, Inc., provides market commentary and analysis to our online customers. Updates are posted throughout the day to keep investors informed of important developments affecting the markets.

- MarketEdge. MarketEdge supplies computer-generated opinions designed to identify conditions that historically have demonstrated a high degree of accuracy in forecasting an individual stock's price movement. These opinions are based on a variety of quantitative and technical factors.

     Canada. In addition to the delayed quotes, charts, and portfolio tracker that are freely available to anyone who visits the Green Line web site, we provide our Green Line webBroker customers with access to the following research and financial data and news to assist them in making investment decisions:

- Quotes, Charts, and Portfolio Tracking. Online customers can obtain free real-time quotes for U.S. and Canadian stocks, mutual funds, and options any time. Free access to historical charts that track intra-day, daily, weekly and monthly stock prices are available for all publicly traded Canadian and U.S. companies. Our customers can create their own personal portfolio tracker for up to five model portfolios with up to ten stocks, options, mutual funds and indicies. Bridge Information provides real-time quotes. Quote.com provides our delayed quotes and charts and portfolio tracking.

- News. Customers can obtain up to the minute news and in depth analysis from Reuters, as well as the latest Canadian news from Canadian Corporation News and Canadian Market News.

RETAIL BANKING PRODUCTS AND SERVICES

     United States. We offer our customers related financial products and services provided by our affiliate, Waterhouse National Bank. In addition to the FDIC-insured money market sweep account offered through our retail brokerage business, the products and services of Waterhouse National Bank include interest-bearing checking accounts, fixed term certificates of deposits, Visa and MasterCard credit cards, electronic bill paying via touch-tone telephone, unsecured personal lines of credit and, through an arrangement with an unaffiliated financial institution, home equity lines of credit and single-family residential mortgages. In addition, Waterhouse National Bank is in the process of developing Internet banking services. Customers can access their brokerage account through a Waterhouse Investors Money Management Account, which, in addition to providing for free credit balances in a customer's brokerage account to be swept automatically each business day into such customer's designated sweep portfolio, also provides access to a customer's investment in such sweep portfolio by unlimited writing of checks or using an ATM/VISA CheckCard. The products of Waterhouse National Bank have been designed to assist our customers in managing their investments and personal finance. In connection with the reorganization, we have entered into agreements with Waterhouse National Bank with respect to marketing, distribution and management support. See "Principal Stockholder -- Certain Transactions Between Us and TD Bank."

     Canada. Our MoneyLink service provides our customers with access to their brokerage account by offering a variety of banking services including Canadian and U.S. dollar checking, TD Bank in-branch banking, automated banking machine access, telephone banking and web banking. These services provide our customers with access to the funds in their brokerage accounts 24 hours a day, seven days a week. TD Access telephone and web banking services allows customers to transfer funds from any personal TD Bank account to their brokerage account using the "bill payment" function. Customers may also use electronic funds transfer to transfer funds from their brokerage account to any bank account in Canada.

INSURANCE PRODUCTS

     We provide our Canadian customers with access to insurance professionals who can offer travel, home, auto and life insurance. Life insurance is offered by agents of TD Life Insurance Company. Travel insurance is provided under a group insurance contract we hold for our customers. Home and auto insurance products are offered to our clients through Vector Intermediaries Inc., an unaffiliated insurance broker.
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

CUSTOMER FINANCING

     We conduct securities transactions for our customers on either a cash or margin basis. In an account authorized for margin trading, we may lend our customers a portion of the market value of certain securities up to the limit imposed by applicable authorities, which for most equity securities is initially 50%. As a matter of policy, we generally require our customers to maintain higher percentages of collateral values than the minimum percentages required under these regulations. In specific situations involving stocks that are exhibiting a high degree of volatility, we may elect to increase the required collateral value percentage even higher or prohibit customers from buying shares of those stocks on margin at all. Margin loans are collateralized by the securities in the customer's account.

     Interest on margin loans to customers provides an important source of our revenue. During fiscal 1998, outstanding margin loans to customers averaged $1.8 billion to the customers of our U.S. operations and $659 million to the customers of our Canadian operations. During the first six months of fiscal 1999, outstanding margin loans averaged $2.9 billion and $664 million in the U.S. and Canada, respectively. In permitting a customer to engage in margin or short sale transactions, we face credit risk if the customer fails to meet his or her obligations in the event of adverse changes in the market value of the securities positions in his or her account. In the event of such an adverse change, we require our customers to deposit additional securities or cash, so that the amount of the customer's obligation is not greater than specified percentages of the cash and market values of the securities in the account.

     We may use cash balances in our customers' brokerage accounts (other than registered client accounts) to finance margin loans to other clients. With respect to our Canadian operations, the portion of such cash balances not used to finance margin loans to our customers may be utilized by us to finance our day to day operations in Canada, which reduces our cost of funds.

MARKETING AND ADVERTISING

     Our marketing strategy is focused on three goals: building brand awareness, attracting new customers and retaining and cross-selling to our existing customers value-added products and services. We pursue these goals through a combination of marketing through our branch office network and new business development offices, media, advertising, marketing on our own web sites and other online opportunities, direct one-on-one marketing, public relations, and co-marketing programs. In general, our marketing approach is tailored to fit the investing needs and practices of the local market, the available technological infrastructure, and other relevant factors.

     Our advertising focuses on building awareness of the brand, products and services and positioning us as the discount broker with the most value for the individual self-directed investor offering the best combination of product offerings, price and customer service. We regularly place print advertisements in a broad range of business, technology and financial publications, including Barron's, Investor's Business Daily, Money, SmartMoney, the Wall Street Journal, Kiplinger's and Fortune in the United States and The Globe and Mail, National Post, Maclean's, La Presse and Les Affaires, in Canada. We also advertise regularly on cable television including CNBC, MSNBC and CNN and broadcast television in select local markets. In Canada, we advertise via sponsorship of a daily business report segment on a national television news broadcast and business reports on news broadcasts on regional radio networks.

     Through our web sites, prospective customers can get detailed information on our products and services, access account applications, view an online demonstration and request additional information. We have alliances linking webBroker with America Online, Microsoft Network and Yahoo!. We believe these links are a significant factor in increasing brand awareness and generating leads, as consumers increasingly look to the Internet as a key source of information and commercial activity.

     We also believe that providing an effective customer service team to handle customer needs is critical to our success. Our customer service organization helps customers get online, handles product and service inquiries and responds to all brokerage and technical questions. Our U.S. and Canadian customers have customer service access through a toll-free number 24 hours a day, seven days a week.

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     In Canada, our marketing strategy also focuses on leveraging the 900 TD
Bank branches. Over 6,500 personal bankers at these branches are trained to assist in account acquisition and to cross-sell our products and services. In Canada, we are also active in providing investment seminars across the country to assist customers in learning about our products and services as well as assisting in their investment decisions. We do community oriented advertising for our Asian language and French communities. We also participate in financial trade shows, which we believe are important in creating branch awareness.


     We intend to use a portion of the proceeds from these offerings to substantially increase our annual marketing and advertising budget. The combination of this increased marketing funding in conjunction with our low account acquisition costs will enable us to focus our efforts on building our unified global brand. Following the completion of the offerings, we will begin marketing under a uniform trade name worldwide. Our advertising and marketing costs per new account were approximately $65 in fiscal 1998 and $57 for the six months ended April 30, 1999, which we believe is significantly lower than a number of our primary competitors.


ALLIANCES WITH ONLINE PROVIDERS

     We have developed alliances with selected proprietary online service providers to increase account development and expand distribution. These providers attract significant numbers of users, and our relationships with them give us access to expanded market opportunities. Set forth below are descriptions of our key alliances:

- America Online. In July 1998, we renewed our relationship with America Online ("AOL"), a private network and Internet service provider, by entering into a two-year agreement. Under the agreement, we are one of four exclusive brokerage partners in the AOL Personal Finance Channel. The agreement provides for extensive marketing and promotional opportunities across AOL properties and for a "mini-Waterhouse" site that is resident on AOL's private network and available to AOL members. We have buttons and banners located primarily in the AOL Personal Finance Channel but also throughout the AOL network, including the AOL home page, that link directly to our mini site on AOL or the Waterhouse web site on the Internet. In April 1999, we entered into a one-year agreement with AOL with respect to our Canadian business. Under the agreement, we are one of four exclusive brokerage partners in the AOL Personal Finance Channel that is accessible by Canadian subscribers to AOL, with buttons and banners located in the channel.

- MSN.com. In the U.S., we have developed a number of key relationships with Microsoft Corporation that are designed to promote our online investing services on the MSN web site. In January 1999, we entered into a one-year advertising agreement pursuant to which Microsoft provides advertising of our brokerage services in the form of buttons, banners, and text links, all of which link directly to our web site on the Internet. We are one of three exclusive broker participants in this "MSN Broker Package," which includes advertising on the MSN.com home page, the MSN quotes return page, MSN's MoneyCentral quotes return page and portfolio page.

- Yahoo!. In March 1999, we entered into a three month advertising agreement with Yahoo!, a web portal/search engine, to promote our U.S. online investing services. Pursuant to the agreement, Yahoo! provides advertising in the form of buttons on the Yahoo! quotes return page and banners in the Yahoo! Finance area and throughout the Yahoo! site.

- IPO and New Issue Access. We are currently implementing an arrangement with Wit Capital to provide online access to IPOs to our customers. See "-- Products and Services -- Special Services."

CLEARING OPERATIONS

     We perform clearing services for all securities transactions in our customer accounts. These services involve issuing trade confirmations, settling and transferring payment for securities on the settlement date, providing custodial services for securities and cash held in the customers' accounts and similar functions involved in all securities trading transactions.

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

     We also provide clearing services for approximately 18 other unaffiliated broker-dealers (referred to as "introducing brokers") in the U.S. and Canada representing approximately $2.0 billion in assets at April 30, 1999. As part of our clearing services for third parties, we maintain certain books and records for the introducing brokers, hold securities and free cash balances of the introducing brokers' customers, execute and settle trades for those customers and, when appropriate, extend margin loans to those customers. These clearing operations have generated additional revenues as well as contributed to increased operating margins.

     The vast majority of our customer transactions are cleared through the facilities of the National Securities Clearing Corporation or the Options Clearing Corporation for our U.S. clearing operations, and through the facilities of the Canadian Depository for Securities, the Canadian Derivative Clearing Corp. and the Mutual Fund Clearing & Settlement Service for our Canadian clearing transactions. Certain other transactions, such as mutual fund transactions and transactions in securities not eligible for settlement through a clearing corporation, are settled directly with the mutual funds or other financial institutions or through agents in those markets.

     Our U.K. and Australia operations also perform similar services for all securities in their customer accounts. Our Hong Kong subsidiary clears its customers' trades through our Canadian clearing operations.

     In connection with our customers' activities, we borrow securities both to cover short sales and to complete customer transactions in the event a customer fails to deliver securities by the required settlement date. We collateralize these borrowings by depositing cash or securities with the lender and receive a rebate calculated to yield a negotiated rate of return. When lending securities, we receive cash or securities and generally pay a rebate to the other party in the transaction at a rate calculated to yield a negotiated return. Securities lending and borrowing transactions are executed pursuant to written agreements with counterparties that require that the securities borrowed be "marked-to-market" on a daily basis and that excess collateral be refunded or that additional collateral be furnished in the event of changes in the market value of the securities. The securities usually are "marked-to-market" on a daily basis through the facilities of the various national clearing organizations.

COMPETITION

     United States. All aspects of our business are highly competitive. We compete directly with a broad range of companies seeking to attract consumer financial assets, including full-service discount brokerage firms, mutual fund companies, investment banking firms, commercial and savings banks, insurance companies and others. The financial services industry has become considerably more concentrated as numerous securities firms have been acquired by or merged into other firms. Many of these competitors have greater financial resources and offer a wider range of services and financial products than we do. In addition, we expect competition from domestic and international commercial banks to increase as a result of recent and proposed legislative and regulatory initiatives in the U.S. to remove or relieve certain restrictions on mergers between commercial banks and other types of financial services providers. We primarily compete with these firms on the basis of quality of customer service, breadth of products and services offered, prices, accessibility through delivery channels, and technological innovation and expertise.

     Discount brokerage firms and online-only financial services providers compete vigorously with us with respect to commission charges. Full-commission brokerage firms also offer discounted commissions to selected retail brokerage customers. In addition, some of our competitors in both the full-commission and discount brokerage industries have substantially increased their spending on advertising and direct solicitation of customers.

     Competition in the online-trading business has become similarly intense as recent expansion and customer acceptance of conducting financial transactions online has attracted new brokerage firms to the market. Price competition continues to intensify in online investing as traditional brokerage firms have entered the market and existing competitors have aggressively sought to gain market share. We have experienced declines in our average commission per trade as the proportion of our customers using electronic brokerage channels, which provide discounts from our standard commission rates, has increased. As the proportion of our

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customers who utilize electronic distribution channels continues to grow, we expect that the average commission per trade will continue to decline.

     Canada. In contrast to the U.S. market, market share in Canada is concentrated amongst a limited number of institutions. We believe our client base as measured by the total number of accounts represents in excess of 50% of the total discount brokerage market.

     Given the perceived attractiveness of the wealth management market segment and the enhanced profile of discount brokerage over the past several years, competition continues to be intense. In addition to the nine bank or trust owned discount brokers, several dedicated operators have recently entered the Canadian market. These include E*Trade Canada, a division of publicly listed Versus Technologies and licensee of E*Trade Group, and Charles Schwab Canada, which this year purchased the businesses of two small brokerage firms. We also expect that a number of mutual fund and insurance companies will enter the discount brokerage market in the near future. Many of these competitors have adopted aggressive pricing as their primary strategy to obtain market share.

     Outside the U.S. and Canada. The discount brokerage market in Australia is just developing. Our competitors in Australia include Commonwealth Securities Ltd., which is a bank-owned discount broker, E*Trade and Australia Discount Securities. Currently we are the second largest discount broker in Australia, based on trading volume, behind Commonwealth Securities. The discount brokerage market in the United Kingdom is also relatively underdeveloped and very fragmented.

TECHNOLOGY AND INFORMATION SYSTEMS

     We maintain sophisticated and proprietary technology that automates traditionally labor-intensive securities transactions and provides us with a platform to support our operations. We believe that our ability to effectively leverage technology to improve our products and services has been a key component in the development of our franchise. Our systems provide customers with efficient service and have the fundamental advantage of being scalable and adaptable as usage increases and service and product offerings are expanded.

     Our technology platform is supported by an internal staff of programmers, developers and operators. In addition, we have dedicated quality control analysts, web site developers, technical writers and design specialists who are responsible for ensuring that our electronic access channels are easy to use, dependable and reflect the most current enhancements and features.

     Our standard development model is to build our electronic commerce systems using a three-tier approach. The first tier is the "client presentation" layer, which consists of our various delivery channels: Internet, PC dialup, touch-tone, and voice recognition. We typically code these applications ourselves, or in conjunction with an outside vendor, to ensure that we retain the associated competitive advantage.

     The second layer is our "middleware," which validates and logs transactions, formats them for the appropriate back office systems, and returns the completed transaction to the user. By separating the third layer from the client presentation layer, we allow ourselves the ability to change presentation easily or to change back office systems without affecting the client directly.

     Finally, the third layer consists of back office systems, quotation services, and other databases. Specific formats are required to communicate with each of these systems, but the presentation and middleware layers are unaffected by these complexities.

     In the U.S., the primary component of our system with respect to online trading is our middleware component, which we license from Marketware International. Our middleware unifies front-end applications and multiple interfaces, supports different languages, hardware platforms and protocols, and establishes the interface between ADP, our back-office service provider, and our customers who execute transactions via webBroker or TradeDirect. In Canada, our middleware is currently used only on our web product.

     ADP, in the U.S., and ISM, in Canada, are our providers of back office services including broker terminal services, order entry systems and other information necessary to run our business, including transaction summaries, data feeds for compliance and risk management, execution reports, and trade confirmations. Our
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systems are maintained independently of their systems, accept trading orders and forward them to the back-office service provider for processing. Our data systems also contain our customer profile data base functions, perform functions to enable our customers on webBroker and provide other support to our clearing divisions.

     We continue to make significant investments in systems technology. To enhance the capacity and reliability of our systems, we have established two separate data centers in each of Jersey City, New Jersey for our U.S. business and in Toronto for our Canadian business. These facilities support network services, trading and investor services. These are fully redundant data centers which allow the business to be run from a single site should the other fail. To provide for system continuity during potential outages, we also have equipped our computer facilities in both countries with uninterruptible power supply units, as well as back-up generators.

     The secure transmission of confidential information over public networks is a critical element of our operations. We use a combination of proprietary and industry standard security measures to protect customers' accounts. Customers are assigned unique account numbers, user identifications and trading passwords that must be used each time they log on to the system. We rely on industry-standard encryption and authentication technology, including public key cryptography technology licensed from RSA Data Security, Inc., to provide the security and authentication necessary to effect the secure exchange of information. Touch-Tone telephone transactions are secured through a personal identification number, the same technology used in the ATMs. We have an agreement to provide digital certification and authentication services for electronic commerce for our web servers through VeriSign, Inc.

EMPLOYEES

     At April 30, 1999, on a full-time equivalent basis, we employed approximately 5,310 persons. A total of 3,565 of these employees are based in the U.S. and approximately 1,494 are based in Canada. Our Australia operations employed approximately 144 persons, our U.K. operations employed approximately 99 persons and our Hong Kong operations employed 8 persons. None of our employees is subject to a collective bargaining agreement. We believe that our relations with our employees are good.

PROPERTIES

     Our corporate headquarters are located at 100 Wall Street, New York, New York. This office consists of approximately 110,000 square feet under a lease which expires in 2002. We also lease approximately 65,000 square feet of space at 55 Water Street, New York, New York for our clearing operations under a lease that expires in 2006. We lease approximately 700,000 square feet worldwide for our other branches and offices under various leases, the majority of which expire on dates through 2006.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

     Many aspects of our business involve substantial risks of liability. In recent years, there has been an increasing incidence of litigation involving the securities brokerage industry, including class action suits that generally seek substantial damages, including in some cases punitive damages. Like other securities brokerage firms, we have been named as a defendant in law suits and from time to time we have been threatened with, or named as a defendant in, arbitrations and administrative proceedings. Compliance and trading problems that are reported to federal, state and provincial securities regulators, securities exchanges or other self-regulatory organizations by dissatisfied customers are investigated by such regulatory bodies, and, if pursued by such regulatory body or such customers, may rise to the level of arbitration or disciplinary action. We are also subject to periodic regulatory audits and inspections.

     We are not, nor are our subsidiaries, currently a party to any litigation that we believe could have a material adverse effect on our business, financial condition or operating results.

     Together with several other online brokers, we have received a letter from the New York State Office of the Attorney General dated February 2, 1999 requesting that our U.S. brokerage subsidiary provide certain documents and make certain employees available to discuss complaints that the Attorney General's office has received regarding system outages or failures of online brokerage services. We have met with representatives

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of the Attorney General's office, have provided certain information to them and are continuing to produce information as requested. In addition, we also understand that the Securities and Exchange Commission and other federal and state regulatory authorities are conducting inquiries into or reviewing similar matters.

     We recently received correspondence from the SEC's Office of Compliance, Inspections and Examinations, which conducts examinations of registered broker-dealers, requesting information with respect to our execution policies and practices regarding the handling of customer orders. We understand that other discount brokerage firms have received similar correspondence from the SEC. We have provided and will continue to provide information and documentation to the SEC regarding our policies and practices in this area. In response to concerns raised by the SEC staff regarding the practices followed by a number of brokerage firms, including TD Waterhouse, to obtain best execution of trades for customers, we have engaged in an ongoing review of our practices and policies in the area in order to assure that they are in compliance with applicable rules. Communications between ourselves and the SEC staff on this subject are ongoing. We believe that obtaining the best execution of trades for our customers is key to maintaining customer satisfaction and loyalty and therefore is a fundamental requirement for our long term growth and profitability.

GOVERNMENT REGULATION; NET CAPITAL REQUIREMENTS

     The businesses in which we operate are subject to extensive regulation and supervision under federal, state and provincial law in the U.S. and Canada and under the applicable laws of each other country in which we conduct business. The various governmental authorities and industry self-regulatory organizations which have supervisory and regulatory jurisdiction over us generally have broad enforcement powers to censure, fine, issue cease-and-desist orders or suspend or expel a broker-dealer or any of its officers or employees who violate applicable laws or regulations.

Securities Regulation

     United States. The securities industry in the U.S. is subject to extensive regulation under both federal and state laws. The Securities and Exchange Commission is the federal agency responsible for the administration of the federal securities laws. Our U.S. brokerage and clearing subsidiaries are registered as broker-dealers, and our subsidiary which acts as advisor to our proprietary U.S. mutual funds is registered as an investment advisor, with the SEC. Much of the regulation of broker-dealers has been delegated by the SEC to self-regulatory organizations, principally the Municipal Securities Rulemaking Board, the National Association of Securities Dealers and the New York Stock Exchange, which has been designated by the SEC as our primary regulator. These self-regulatory organizations adopt rules (subject to approval by the SEC) that govern the industry and conduct periodic examinations of the operations of our U.S. brokerage and clearing subsidiaries. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business. Our U.S. brokerage and clearing subsidiaries are registered as broker-dealers in all 50 states, the District of Columbia and Puerto Rico.

     Broker-dealers in the U.S. are subject to regulations covering all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, record keeping, the conduct of directors, officers and employees, possession and control of customer funds and securities, margin lending and execution and settlement of transactions.

     Our U.S. brokerage and clearing subsidiaries are members of the Securities Investor Protection Corporation ("SIPC"), which provides, in the event of the liquidation of a broker-dealer, protection for customers' accounts of up to $500,000 for each customer, subject to a limitation of $100,000 for claims for cash balances. The SIPC is funded through assessments on registered broker-dealers. In addition, we have arranged for supplemental insurance coverage of customer securities in the amount of $149.5 million for each account provided by National Union Fire Insurance Company, a subsidiary of American International Group, one of the world's largest insurance companies. Neither SIPC nor this supplemental coverage provides coverage for losses due to market fluctuations.

     Canada. The securities industry in Canada is under the jurisdiction of the provincial and territorial governments and is subject to extensive regulation. Each province or territory has a securities commission (or
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equivalent) that is responsible for the administration of the securities legislation of that jurisdiction. After the reorganization, our Canadian brokerage subsidiary will be registered as an investment dealer or its equivalent in all provinces and territories in Canada and will be a member of The Investment Dealers Association of Canada ("IDA"). Much of the regulation of investment dealers has been delegated to the IDA, a self-regulatory organization, which is the primary regulator of our Canadian brokerage subsidiary. The IDA adopts rules in conjunction with the various securities commissions that govern the industry and conducts yearly examinations of our Canadian brokerage subsidiary. Our Canadian brokerage subsidiary may acquire a seat on one or more of the stock exchanges in Canada.

     Broker-dealers in Canada are subject to regulations covering all aspects of the securities business including sales practices, possession and control of customer funds and securities, capital structure, record keeping, the registration and conduct of directors, officers and employees, margin lending, execution and settlement of transactions and trade practices among broker-dealers.

     Upon consummation of the reorganization, our Canadian brokerage subsidiary will be a member of the Canadian Investor Protection Fund ("CIPF") which provides, in the event of the bankruptcy or insolvency of a broker-dealer, protection for customers' accounts of up to Cdn.$500,000 for each customer, subject to a limitation of Cdn.$60,000 for claims for cash balances. The CIPF is funded through assessments on registered broker-dealers.

     Outside the U.S. and Canada. Our Australian operations are regulated by the Australian Securities and Investment Commission which is the regulator of all federal legal requirements for Australian broker-dealers. The Australian corporations law delegates the power of specific regulation of stockbrokers to the Australian Stock Exchange ("ASX"). The ASX Business Rules set out all mandatory requirements of brokers including those relating to minimum liquid capital, client relations, record keeping, dealing practice, trust accounts and the conduct of directors and officers. ASX Business Rules require membership in the National Guarantee Fund which acts to protect investors in the event of a broker liquidating. There are minimum liquid capital requirements for a broker-dealer set out in ASX Business Rules.

     Our United Kingdom operations are primarily regulated by the Securities and Futures Authority, which imposes minimum capital requirements. These requirements are based on ongoing expenditures levels as well as market related risk exposures.

     The Securities and Futures Authority also issues and enforces numerous rules and regulations covering such areas as handling of client assets, record keeping and other activities. Compliance with these rules is subject to ongoing verification. Noncompliance can result in reprimands, fines, suspensions and authorization reductions or withdrawals. Our United Kingdom brokerage subsidiary is also obliged to comply with the rules and regulations of the London Stock Exchange.

     Our Hong Kong brokerage subsidiary operates in Hong Kong as an introducing broker and marketing affiliate of our Canadian brokerage operations. This subsidiary is regulated by the Securities and Futures Commission of Hong Kong.

Capital Requirements

     United States. As registered broker-dealers and members of the NASD, our U.S. brokerage and clearing subsidiaries are subject to the SEC's net capital rule, Rule 15c3-1, promulgated under the Securities Exchange Act of 1934. Net capital is essentially defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and certain discretionary liabilities, less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively certain other assets. Among these deductions are adjustments (called "haircuts") which reflect the possibility of a decline in the market value of an asset prior to its disposition.

     The NYSE monitors the application of the net capital rule to our U.S. brokerage and clearing subsidiaries. The net capital rule, which specifies a minimum net capital requirement for registered broker-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. Waterhouse Securities, Inc., our U.S.
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brokerage subsidiary, computes net capital under the basic method, which requires minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. In addition, it may not permit its aggregate indebtedness to all other persons to exceed 1,500 percent of its net capital. National Investor Services, Inc., our U.S. clearing subsidiary, computes net capital under the alternative method, which requires minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. A broker-dealer may be required to reduce its business if its net capital is less than 4% of aggregate debit balances and may also be prohibited from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances (accounts due from customers). In addition, the net capital rule does not allow withdrawal of subordinated capital if net capital would be less than 5% of such debit balances. At April 30, 1999, our U.S. brokerage and clearing subsidiaries had net capital of $15.7 million and $346.7 million, respectively, which exceeded their minimum net capital requirements by $12.6 million and $257.1 million.

     The net capital rule also limits the ability of broker-dealers to transfer capital to parent companies and other affiliates. Under the net capital rule, equity capital cannot be withdrawn from a broker-dealer without the prior approval of the SEC when net capital after the withdrawal would be less than 25% of its securities position. In addition, the net capital rule requires a broker-dealer to notify the SEC and the appropriate self-regulatory organization two business days before a withdrawal of excess net capital if the withdrawal would exceed 30% of the broker-dealer's excess net capital, and two business days after a withdrawal that exceeds 20% of excess net capital, provided that no such notice need be given if the withdrawal is less than $500,000. Finally, the net capital rule authorizes the SEC to order a freeze on the transfer of capital if a broker-dealer plans a withdrawal of more than 30% of its excess net capital and the SEC believes that such a withdrawal would be detrimental to the financial integrity of such broker-dealer or would jeopardize the broker-dealer's ability to pay its customers.

     Compliance with the net capital rule could limit those operations of our registered broker-dealer subsidiaries in the U.S. that require the intensive use of capital, such as our clearing operations and the financing of customer account balances, and also could restrict their ability to pay dividends, repay debt and redeem or purchase shares of their outstanding stock. Failure to maintain the minimum net capital required by the net capital rule could subject a firm to suspension or expulsion by the NYSE and the NASD, certain sanctions by the SEC and other regulatory bodies, and ultimately could lead to a firm's liquidation. A change in such rules, or the imposition of new rules, affecting the scope, coverage, calculation or amount of such net capital requirements, or a significant operating loss or any unusually large charge against net capital, could adversely affect the ability of our brokerage and clearing subsidiaries in the U.S. to expand or maintain present levels of business or pay dividends or interest.

     Canada. As a member of the IDA, our Canadian brokerage subsidiary must meet rules regarding minimum levels of risk adjusted capital, which is calculated in accordance with a prescribed financial questionnaire and report and can generally be described as qualifying capital (equity, retained earnings and qualifying subordinated debt) less non-allowable assets, i.e., items not readily convertible to cash, margin charges which reflect an assessment of the risk of a decline in market value of assets and the risk associated with the ultimate collection of client receivables, and a securities concentration charge. The IDA monitors the risk adjusted capital by means of a monthly and annual financial reporting audit and early warning reporting requirements.

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                                   MANAGEMENT

THE BOARD OF DIRECTORS

     Our charter and by-laws provide that the number of directors on our board of directors shall be not less than five nor more than twenty (as fixed from time to time by resolution of a majority of the board of directors) and require the division of the board of directors into three separate classes with staggered terms of three years each. The board has initially fixed the number of directors at five.

     As of the date of this prospectus, the following individuals are our directors:

NAME, PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE              AGE
--------------------------------------------------              ---
CLASS I DIRECTORS WITH TERMS EXPIRING IN 2002:
A. Charles Baillie..........................................    59
     Mr. Baillie is the Chairman of the Board of Directors
     of TD Waterhouse. Since 1998 Mr. Baillie has served as
     Chairman and Chief Executive Officer of TD Bank. Mr.
     Baillie joined TD Bank in 1972 and since then has
     occupied various positions including President & Chief
     Executive Officer. Mr. Baillie is also a director of
     Cadillac Fairview Corporation, Dana Corporation and
     Texaco Inc.
CLASS II DIRECTORS WITH TERMS EXPIRING IN 2001:
Stephen D. McDonald.........................................    42
     Mr. McDonald is the Deputy Chairman of the Board of
     Directors and Chief Executive Officer of TD Waterhouse
     and is Vice Chair of TD Bank. Mr. McDonald joined TD
     Bank in 1983 and since then has occupied various
     positions, including Vice Chair, Group Administration;
     Executive Vice President, Corporate Banking; and Senior
     Vice President, USA Division, Corporate and Investment
     Banking Group.
Lawrence M. Waterhouse, Jr..................................    62
     Mr. Waterhouse serves as a director of TD Waterhouse.
     Mr. Waterhouse founded Waterhouse Securities, Inc. and
     has served as its Chairman since its inception in 1978.
     In addition, Mr. Waterhouse has served as Chairman of
     Waterhouse Investor Services, Inc. since its inception
     in 1987 and served as its Chief Executive Officer from
     1987 to 1998. Also, Mr. Waterhouse has served as
     Chairman of Waterhouse National Bank since its
     inception in 1994.
CLASS III DIRECTORS WITH TERMS EXPIRING IN 2000:
Frank J. Petrilli...........................................    48
     Mr. Petrilli is the President and Chief Operating
     Officer and a director of TD Waterhouse. Since 1997,
     Mr. Petrilli has served as President and Chief
     Executive Officer, Waterhouse Investor Services, Inc.
     and since 1998 as a Senior Vice President, TD Bank
     Financial Group. Mr. Petrilli joined Waterhouse
     Investor Services, Inc. in 1995 as President and Chief
     Operating Officer. Prior to joining Waterhouse, Mr.
     Petrilli served in senior management positions at
     American Express, including President and Chief
     Operating Officer of Centurion Bank (a wholly owned
     subsidiary of American Express), from 1988 to 1995.
John G. See.................................................    42
     Mr. See is the Vice Chairman of the Board of Directors
     of TD Waterhouse, whose responsibilities include
     managing our Canadian operations. Since 1995, Mr. See
     has served as Senior Vice President, Green Line
     Investor Services and Senior Vice President, TD Bank
     Financial Group. Mr. See joined TD Bank in 1981 and
     since then has held various positions of increasing
     responsibility the Corporate and Investment Banking
     Group in Houston, New York and London.

     Prior to completion of the offerings, we expect to elect the following four additional directors to our board:


NAME, PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE              AGE
--------------------------------------------------              ---
John M. Thompson............................................    56
     Mr. Thompson is Senior Vice President and Group
     Executive for IBM's Software Group, where he manages
     the company's worldwide software business. Mr. Thompson
     has development and marketing responsibility for IBM's
     Internet, Software Solutions and Network Computing
     Software divisions, as well as Lotus Development Corp.
     and Tivoli Systems. Mr. Thompson is also a director of
     TD Bank and Hertz Corporation. Mr. Thompson has held
     numerous management positions during his 32-year IBM
     tenure including President and Chief Executive Officer
     of IBM Canada Ltd. and Corporate Vice President,
     Marketing and Services and Senior Vice President of
     IBM's Server Group.
Dr. Wendy Dobson............................................    57
     Dr. Dobson is Professor and Director, Institute for
     International Business at the University of Toronto.
     Dr. Dobson served as Associate Deputy Minister of
     Finance in the Canadian government and as Canada's "G-7
     Deputy" between 1987 and 1989. Between 1981 and 1987,
     she was President of the C.D. Howe Institute, Canada's
     leading independent economic policy research
     institution. Dr. Dobson is also a director of
     TransCanada Pipelines Ltd. and TD Bank, and is a member
     of several international networks including the
     Trilateral Commission and the Pacific Trade and
     Development network (PAFTAD).
Leo J. Hindery, Jr..........................................    51
     Mr. Hindery is President and Chief Executive Officer of
     AT&T Broadband & Internet Services, which was formed
     out of the March 1999 merger of Tele-Communications,
     Inc. (TCI) into AT&T and which encompasses all of
     AT&T's domestic local telephone, video and data
     services operations. Previously, Mr. Hindery was
     President of TCI, to which position he was elected on
     March 1, 1999. Prior to joining TCI, Mr. Hindery was
     Managing General Partner of InterMedia Partners, the
     nation's ninth largest multiple cable system operator,
     which he founded in 1988. Mr. Hindery is also a
     director of Liberty Media Corporation.
Steven B. Dodge.............................................    53
     Mr. Dodge is Chairman and Chief Executive of American
     Tower Corporation, a leading independent owner and
     operator of communication towers in the U.S. American
     Tower was formed in 1995 as a subsidiary of American
     Radio Systems Corporation, a publicly traded radio
     company, of which Mr. Dodge was a founder and Chief
     Executive Officer. Prior to his involvement with
     American Radio, Mr. Dodge was the founder and Chief
     Executive Officer of American Cable Systems, a publicly
     traded television company, which was merged into
     Continental Cable (now Media One) in 1998. Mr. Dodge is
     also a director of PageMart Wireless Inc., Sensitech,
     Inc. and Jobson Publishing and serves as a Trustee of
     the Dana Farber Cancer Institute.


     Of these four additional directors, Messrs. Hindery and Dodge are not affiliated with us or TD Bank and will qualify as independent directors.

BOARD COMMITTEES

     Our board of directors will initially have two committees: an audit committee and a management resources and compensation advisory committee.

     The audit committee will initially consist of Messrs. Hindery and Dodge. The audit committee will be responsible for making recommendations concerning the engagement of independent auditors, reviewing with the independent auditors the plans and results of the audit engagement, approving professional services provided by the independent auditors, reviewing the independence of the independent auditors, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

     The management resources and compensation advisory committee will also initially include Messrs. Hindery and Dodge. The compensation committee will be responsible for the determination of compensation of our executive officers and the administration of our employee incentive plans. Prior to the offerings, the executive officers named in the Summary Compensation Table below were participants in the executive compensation programs of TD Bank. The management resources and compensation advisory committee of TD Bank was responsible for the review of those programs, and for grants awarded under those programs.

     The board of directors may, from time to time, establish certain other committees to facilitate the management of our business.

COMPENSATION OF DIRECTORS

     Our independent directors will be paid an annual fee of $25,000. In addition, each independent director will be paid a fee of $1,000 for attendance at each meeting of the board or committee of the board. Directors who are employees of TD Waterhouse or TD Bank will not receive any fees for their service on the board or a committee thereof. We will reimburse directors for their out-of-pocket expenses in connection with their service on the board.

EXECUTIVE OFFICERS

     We have set forth below certain information for each person who is expected to serve as an executive officer of TD Waterhouse upon consummation of the reorganization. For information concerning the business experience of Stephen D. McDonald, Frank J. Petrilli and John G. See, see "-- The Board of Directors."

NAME                                   AGE   POSITION
----                                   ---   --------
Stephen D. McDonald..................  42    Chief Executive Officer and Deputy Chairman
Frank J. Petrilli....................  48    President and Chief Operating Officer
John G. See..........................  42    Vice Chairman
Joseph N. Barra......................  39    Executive Vice President
John H. Chapel.......................  46    Executive Vice President
A. Wayne Kyle........................  50    Executive Vice President, Human Resources
Bharat B. Masrani....................  42    Executive Vice President
Richard H. Neiman....................  48    Executive Vice President and General Counsel
Gerrard J. O'Mahoney.................  44    Executive Vice President
B. Kevin Sterns......................  52    Executive Vice President and Chief Financial Officer
Richard W. Arnold....................  51    Senior Vice President
Andrew S. Nevin......................  36    Senior Vice President

     JOSEPH N. BARRA will serve as Executive Vice President, TD Waterhouse, with responsibility for clearing operations in the U.S. Since January 1997, Mr. Barra has served as President of our subsidiary, National Investor Services Corp. and Chief Executive Officer since March 1998. Mr. Barra joined Waterhouse Investor Services, Inc. in 1996 as President of the clearing division of Waterhouse Securities. Prior to joining Waterhouse Investor Services, Inc., Mr. Barra was Executive Cashier and Vice President of National Financial Services Corporation, a wholly owned subsidiary of Fidelity Investments.

     JOHN H. CHAPEL will serve as Executive Vice President, TD Waterhouse, with responsibilities for all areas of brokerage operations in the U.S. Since 1995, Mr. Chapel has served as President of our subsidiary, Waterhouse Securities, Inc. with responsibility for all areas of brokerage operations. Mr. Chapel joined Waterhouse Securities, Inc. in 1981 and has held various positions including Executive Vice President, Branch Administration.

     A. WAYNE KYLE will serve as Executive Vice President, Human Resources, TD Waterhouse. Since 1996, Mr. Kyle has served as Executive Vice President, Human Resources, Waterhouse Investor Services, Inc. Mr. Kyle joined TD Bank in 1971 and since then has held various positions including Vice President, Human Resources, Investor Services Division, TD Bank Financial Group.

     BHARAT B. MASRANI will serve as Executive Vice President, TD Waterhouse, with responsibility for all areas of brokerage operations in the UK and Europe. Since 1997 until the date of the reorganization, Mr. Masrani served as Senior Vice President, Corporate Banking (London, England). Mr. Masrani joined TD Bank in 1987 and since then has held various positions including Vice President, Corporate Banking (London, England) and Vice President, Corporate Banking (Bombay, India).

     RICHARD H. NEIMAN will serve as Executive Vice President and General Counsel, TD Waterhouse. Since July 1994, Mr. Neiman has served as Executive Vice President and General Counsel, Waterhouse Investor Services, Inc. Prior to joining Waterhouse Investor Services, Inc., Mr. Neiman was a Director of Regulatory Advisory Services at Price Waterhouse LLP in Washington, D.C. from 1990 to 1994 and served in various legal positions at Citicorp in New York, including General Counsel of its Global Equities Group, from 1979 to 1989.

     GERRARD J. O'MAHONEY will serve as Executive Vice President, TD Waterhouse, with responsibility for Canadian and overseas clearing and securities services operations. Since 1996, until the date of the reorganization, Mr. O'Mahoney served as Senior Vice President, TD Securities Services, Wealth Management Services. Mr. O'Mahoney joined TD Bank in 1982 and has since held various positions including Assistant General Manager, Operations, Corporate Banking (London, England) and Director, Administration TD Australia Ltd. (Melbourne, Australia), Investor Services Division and Vice President, Mutual Funds Operations, Investor and Trust Services Division.

     B. KEVIN STERNS will serve as Executive Vice President and Chief Financial Officer, TD Waterhouse. Since 1996, Mr. Sterns has served as Executive Vice President and Chief Financial Officer, Waterhouse Investor Services, Inc. Mr. Sterns joined TD Bank in 1970 and since then has held various positions including Vice President Finance and Operations, U.S.A. Division, Corporate and Investment Banking Group (New York).

     RICHARD W. ARNOLD will serve as Senior Vice President, TD Waterhouse with responsibility for all areas of brokerage in Australia. Since April 1999 until the date of the reorganization, Mr. Arnold served as Managing Director, Green Line Australia. Prior to joining TD Bank, Mr. Arnold served in senior positions with various companies including, Executive Vice President, Strategic Planning and Corporate Development, Charles Schwab Company, Inc.

     ANDREW S. NEVIN will serve as Senior Vice President, TD Waterhouse, with responsibility for all areas of brokerage in the Asia Pacific Region. Since February 1999 until the date of the reorganization, Mr. Nevin served as Executive Vice President and Managing Director of Asia Pacific Region, Green Line Investor Services, Wealth Management Services. Mr. Nevin joined TD Bank in 1995 as Manager of Corporate Finance, Investment Banking. Since then, Mr. Nevin has served in various positions including Vice President and Managing Director of Asia Pacific Region, Green Line Investor Services, Wealth Management Services. Prior to joining TD Bank, Mr. Nevin served as a Senior Engagement Manager for McKinsey & Company.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation that was paid by TD Bank or its subsidiaries during the fiscal year ending on October 31, 1998 with respect to the chief executive officer of TD Waterhouse and the four individuals who will become executive officers of TD Waterhouse upon consummation of the reorganization and who would have been, based on such compensation, the most highly compensated executive officers during fiscal year 1998 (the "Named Executive Officers"). The principal positions listed in the table are those that will be held by such persons upon consummation of the reorganization.

                           SUMMARY COMPENSATION TABLE

                                                                    ANNUAL COMPENSATION
                                                          ----------------------------------------
                                                                                    OTHER ANNUAL
                                                           SALARY      BONUS       COMPENSATION(1)
          NAME AND PRINCIPAL POSITION              YEAR     ($)         ($)              ($)
          ---------------------------              ----   --------   ----------    ---------------
Stephen D. McDonald.............................   1998   $257,583   $  296,196*(4)      $ 88
 Chief Executive Officer and Deputy Chairman
Frank J. Petrilli...............................   1998   $300,000   $1,000,000*         n/a
 President and Chief Operating Officer
John G. See.....................................   1998   $135,814   $  186,821*        $569
 Vice Chairman
Richard H. Neiman...............................   1998   $230,000   $  115,000*         n/a
 Executive Vice President and General Counsel
B. Kevin Sterns.................................   1998   $174,918   $  135,000*         n/a
 Executive Vice President and Chief Financial
 Officer

                                                         LONG-TERM COMPENSATION
                                                  -------------------------------------
                                                                  SECURITIES
                                                   RESTRICTED     UNDERLYING
                                                      STOCK        OPTIONS       LTIP
                                                    AWARDS(2)      GRANTED     PAYOUTS       ALL OTHER
          NAME AND PRINCIPAL POSITION                  ($)           (#)         ($)      COMPENSATION(3)
          ---------------------------             -------------   ----------   --------   ---------------
Stephen D. McDonald.............................        n/a         54,000         n/a        $ 1,578
 Chief Executive Officer and Deputy Chairman
Frank J. Petrilli...............................      4,000         13,400         n/a        $20,342
 President and Chief Operating Officer
John G. See.....................................        n/a         13,400         n/a        $ 1,188
 Vice Chairman
Richard H. Neiman...............................        n/a          5,100         n/a        $20,342
 Executive Vice President and General Counsel
B. Kevin Sterns.................................        n/a          5,100         n/a        $20,342
 Executive Vice President and Chief Financial
 Officer

---------------

(1) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus. The amounts quoted in this column represent the taxable benefits on reduced rate loans for Mr. McDonald and Mr. See.

(2) The aggregate holdings and value of restricted share units on October 31, 1998, are as follows:

                                            # UNITS    VALUE ON OCTOBER 31, 1998
                                            -------    -------------------------
    F. Petrilli..........................    4,000             $205,220

    Dividend equivalents are not paid on these units. Units are redeemed on the 3rd anniversary. This represents an award granted in 1998.

(3) All figures in this column reflect 401(k) and profit sharing plan contributions, and life insurance premiums for U.S. residents and Employee Savings Plan contributions and life insurance premiums for Canadian residents.

(4) Mr. McDonald elected to defer a portion of his bonus equal to $31,590 into phantom share units of TD Bank as part of its Senior Executive Deferred Share Unit Plan.

  * Awarded on December 10, 1998.

TD BANK STOCK OPTION PLAN

     TD Bank adopted the Toronto-Dominion 1993 Stock Option Plan in 1993.

     The stock option plan permits the grant of stock options to management employees of TD Bank and its subsidiaries. A maximum of 21 million common shares of TD Bank may be subject to the stock option plan. The aggregate number of common shares for which options may be granted to any single participant shall not exceed 5% of the total number of issued and outstanding shares. The number of common shares issued or reserved pursuant to the stock option plan (or outstanding options) is subject to adjustment on account of stock splits, stock dividends and other dilutive changes in the common shares. Common shares that are subject to options that expire, terminate or lapse will again be available for option or grant under the stock option plan.

     Administration. The stock option plan is administered by the TD Bank Management Resources and Compensation Advisory Committee of the board of directors of TD Bank. The committee may appoint the

Chairman, President or the senior officer of the TD Bank responsible for human resources to act on its behalf and in accordance with its determinations to administer the stock option plan. The committee has the sole discretion to determine the employees to whom options may be granted under the stock option plan and the terms, conditions and limitations of each grant.

     Exercise. The exercise price for each option shall be the closing price of the common shares on the TSE on the last date on which common shares were traded before the date the option was granted. An option holder may exercise an option by written notice and payment of the exercise price; provided, that no option may be exercised later than 10 years after the date upon which it was granted.

     Transferability. Options granted under the stock option plan are not transferable other than by will or by the laws of descent and distribution.

     Change in Control. In the event of a change in control (as defined in the stock option plan), all options not exercisable shall immediately become exercisable in full.

     Amendment and Termination. The board of directors of TD Bank may amend or terminate the stock option plan in any respect at any time, but no amendment (1) shall be implemented without the approval of the shareholders of TD Bank, if such approval is required by any regulatory authorities or stock exchanges or
(2) can impair any previously granted without his or her consent.

     The following table sets forth certain information concerning options with respect to TD Bank common shares granted to the Named Executive Officers during the fiscal year ended October 31, 1998:

             OPTION/SAR GRANTS FROM TD BANK IN LAST FISCAL YEAR(1)

                                                         PERCENT OF
                                                            TOTAL
                                          NUMBER OF     OPTIONS/SAR'S
                                         SECURITIES      GRANTED TO
                                         UNDERLYING     EMPLOYEES IN
                                        OPTIONS/SAR'S    FISCAL YEAR    EXERCISE OR                      GRANT DATE
                                           GRANTED          1998        BASE PRICE     EXPIRATION     PRESENT VALUE(2)
NAME                                         (#)             (%)         ($/SHARE)        DATE              ($)
----                                    -------------   -------------   -----------   -------------   ----------------
Stephen D. McDonald..................       54,000            2.6%        $43.086     April 2, 2008       $502,211
Frank J. Petrilli....................       13,400            0.6%        $43.086     April 2, 2008       $124,623
John G. See..........................       13,400            0.6%        $43.086     April 2, 2008       $124,623
Richard H. Neiman....................        5,100            0.2%        $43.086     April 2, 2008       $ 47,431
B. Kevin Sterns......................        5,100            0.2%        $43.086     April 2, 2008       $ 47,431

---------------

(1) Option awards for fiscal 1998 were granted for TD Bank common shares. The first 25% of the award becomes exercisable after one year, the second 25% after two years, the third 25% after three years, and the final 25% after four years.

(2) Grant date value is based on the number of options granted multiplied by the Black-Scholes value at time of issue, which was $9.3002.

 AGGREGATED TD BANK OPTION/SAR EXERCISES IN FISCAL YEAR ENDED OCTOBER 31, 1998

                      OPTION VALUES AS OF OCTOBER 31, 1998

     The following table sets forth certain information concerning TD Bank stock option exercises during the last fiscal year by the Named Executive Officers and unexercised options held by such officers at the end of the last fiscal year.

                                                                         NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                                              UNDERLYING                   IN-THE-MONEY
                                                                       UNEXERCISED OPTIONS/SARS            OPTIONS/SARS
                                                                         AT FISCAL YEAR END(1)         AT FISCAL YEAR END(2)
                               SECURITIES ACQUIRED                                 #                             $
                                   ON EXERCISE       VALUE REALIZED   ---------------------------   ---------------------------
NAME                                    #                  $          EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                           -------------------   --------------   -----------   -------------   -----------   -------------
Stephen D. McDonald..........         61,000           $1,781,045        54,500         61,500      $1,054,762     $  124,684
Frank J. Petrilli............              0           $        0         3,875         25,025      $   27,627     $   82,880
John G. See..................         33,000           $  931,946        30,500         34,900      $  469,999     $  232,014
Richard H. Neiman............              0           $        0         1,500          9,600      $   10,694     $   32,082
B. Kevin Sterns..............              0           $        0        16,775         13,175      $  410,221     $  126,722

---------------

(1) Options issued in 1993 through 1998 and Phantom Stock Options issued in 1990 through 1992.

(2) The closing price of TD Bank common shares on the TSE on October 30, 1998 was $29.75.

TD WATERHOUSE STOCK INCENTIVE PLAN

     In connection with the reorganization, we intend to adopt the 1999 TD Waterhouse stock incentive plan to be effective immediately prior to the reorganization.

     The stock incentive plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to employees, directors or consultants of ours or of our affiliates. A maximum of 9% of the outstanding shares of common stock may be subject to awards under the stock incentive plan. The maximum number of shares of common stock for which options and stock appreciation rights may be granted during a calendar year to any participant will be one million. The number of shares issued or reserved pursuant to the stock incentive plan (or pursuant to outstanding awards) is subject to adjustment on account of stock splits, stock dividends and other dilutive changes in the common stock.

     Administration. The stock incentive plan is administered by the management resources and compensation committee of our board of directors, which may delegate its duties and powers to any subcommittee thereof consisting solely of two or more individuals who are intended to qualify as "non-employee directors" within the meaning of Rule 16b-3 under the Securities Act (or any successor rule thereto) and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (or any successor section thereto). The committee has the sole discretion to determine the employees, directors and consultants to whom awards may be granted under the stock incentive plan and the manner in which such awards will vest. In addition, we may also grant performance-based awards, deductible by us under Section 162(m), based on the attainment of written, objective performance goals approved by the committee for a performance period, established by the committee while the outcome for such period is substantially uncertain and no more than 90 days after the commencement of the period to which the performance goal relates (or, if less, the number of days which is equal to 25% of the relevant performance period). The committee shall determine whether performance goals are met, the amount of the performance-based award and the time of payment.

     Options. The committee determines the exercise price for each option; provided, however, that options must have an exercise price that is at least equal to the fair market value of the common stock on the date the option is granted (at least equal to 110% of fair market value in the case of an incentive stock option granted to an employee who owns common stock having more than 10% of the voting power). An option holder may exercise an option by written notice and payment of the exercise price in (1) cash, (2) by the surrender of a number of shares of common stock already owned by the option holder for at least six months with a fair market value equal to the exercise price, (3) a combination of cash and common stock (as qualified by clause (2)); or (4) through the delivery of irrevocable instruments to a broker to deliver promptly to us an amount equal to the exercise price for the shares being purchased.

     Stock Appreciation Rights. The committee may grant stock appreciation rights independent of or in connection with an option. The exercise price per share of a stock appreciation right shall be an amount determined by the committee but in no event shall such amount be less than the greater of (1) the fair market value of the common stock on the date the stock appreciation right is granted or, in the case of a stock appreciation right granted in conjunction with an option, the exercise price of the related option and (2) an amount permitted by applicable laws, rules, by-laws or policies of regulatory authorities or stock exchanges. Generally, each stock appreciation right shall entitle a participant upon exercise to an amount equal to (1) the excess of (A) the fair market value on the exercise date of one share of common stock over (B) the exercise price, times (2) the number of shares of common stock covered by the stock appreciation right. Payment shall be made in common stock or in cash, or partly in common stock and partly in cash (any common stock valued at fair market value), all as shall be determined by the committee.

     Transferability. Unless otherwise determined by the committee, awards granted under the stock incentive plan are not transferable other than by will or by the laws of descent and distribution.

     Change in Control. In the event of a change of control (as defined in the stock incentive plan), (1) any outstanding awards then held by participants which are unexercisable or otherwise unvested shall automatically be deemed exercisable or otherwise vested, as the case may be, as of immediately prior to the change of control and (2) the committee may make provision for a cash payment to the holder of an award in consideration for the cancellation of the award.

     Amendment and Termination. Our board of directors may amend, alter or discontinue the stock incentive plan in any respect at any time, but no amendment (1) without the approval of our shareholders, can increase the total number of shares of common stock reserved for the purposes of the stock incentive plan or change the maximum number of shares of common stock for which awards may be granted to any participant or (2) can impair any awards previously granted or deprive an option holder, without his or her consent, of any common stock previously acquired.

     Tax Consequences. Generally, we are entitled to a deduction equal to the compensation recognized by the holder for our taxable year that ends with or within the taxable year in which the holder recognized the compensation, assuming the compensation amounts satisfy the ordinary and necessary and reasonable compensation requirements for deductibility.

PENSION PLANS

     TD Bank has entered into retirement income arrangements with Messrs. McDonald, See and Sterns, which supplement the defined benefit pension payable from the Pension Fund Society and the pension attributable to the profit sharing plan for U.S. employees, maintained by TD Bank. Similar arrangements have not been entered into with Messrs. Neiman and Petrilli. Under these arrangements, each participating officer is entitled, upon retirement, to receive a benefit based on 2% per year of service (to a maximum of 35 years) of the average of the final three year's salary minus an adjustment for Canadian or, where applicable, U.S. social security benefits. These amounts payable include the annual lifetime benefits under the Pension Fund Society or, where applicable, the profit sharing plan. The maximum annual benefit payable to participating officers will be the greater of (A) 50% (60% in the case of Mr. McDonald) of the average of the highest five consecutive years of salary and incentive compensation payments in the last ten years of service, or (B) 70% of the average of the final three years of salary.

     Messrs. McDonald, See and Sterns are expected to have attained the maximum years of service credit at age 63.

     Benefits earned in respect of service in Canada are determined and paid in Canadian dollars. Similarly, benefits earned in respect of service in the U.S. are determined and paid in U.S. dollars. These retirement benefits are payable for life. Upon death, reduced payments continue to the surviving spouse.

     Tables I and II show the standard annual pension benefits payable to the Named Executive Officers who participate in the supplementary retirement income arrangements described above at age 63 for the various salary/service combinations shown in the table. The amounts in Table I reflect the exclusion of payments of U.S. Social Security benefits. The amounts in Table II pension plans reflect the exclusion of payments from Canada or Quebec Pension Plans. These benefits are reduced for those who retire earlier than age 62.

                                    TABLE I

                    OFFSET FOR U.S. SOCIAL SECURITY BENEFITS

                                                            YEARS OF SERVICE
FINAL AVERAGE                             ----------------------------------------------------
BASE SALARY                                  15         20         25         30         35
-------------                             --------   --------   --------   --------   --------
$100,000...............................   $ 22,939   $ 30,585   $ 38,231   $ 45,878   $ 53,524
$200,000...............................   $ 52,939   $ 70,585   $ 88,231   $105,878   $123,524
$300,000...............................   $ 82,939   $110,585   $138,231   $165,878   $193,524
$400,000...............................   $112,939   $150,585   $188,231   $225,878   $263,524
$500,000...............................   $142,939   $190,585   $238,231   $285,878   $333,524
$600,000...............................   $172,939   $230,585   $288,231   $345,878   $403,524
$700,000...............................   $202,939   $270,585   $338,231   $405,878   $473,524
$800,000...............................   $232,939   $310,585   $388,231   $465,878   $543,524
$900,000...............................   $262,939   $350,585   $438,231   $525,878   $613,524
$1,000,000.............................   $292,939   $390,585   $488,231   $585,878   $683,524

                                    TABLE II

          OFFSET FOR CANADA PENSION PLAN/QUEBEC PENSION PLAN BENEFITS

                                                            YEARS OF SERVICE
FINAL AVERAGE                             ----------------------------------------------------
BASE SALARY                                  15         20         25         30         35
-------------                             --------   --------   --------   --------   --------
$100,000...............................   $ 27,442   $ 36,589   $ 45,736   $ 54,883   $ 64,030
$200,000...............................   $ 57,442   $ 76,589   $ 95,736   $114,883   $134,030
$300,000...............................   $ 87,442   $116,589   $145,736   $174,883   $204,030
$400,000...............................   $117,442   $156,589   $195,736   $234,883   $274,030
$500,000...............................   $147,442   $196,589   $245,736   $294,883   $344,030
$600,000...............................   $177,442   $236,589   $295,736   $354,883   $414,030
$700,000...............................   $207,442   $276,589   $345,736   $414,883   $484,030
$800,000...............................   $237,442   $316,589   $395,736   $474,883   $554,030
$900,000...............................   $267,442   $356,589   $445,736   $534,883   $624,030
$1,000,000.............................   $297,442   $396,589   $495,736   $594,883   $694,030

ANTICIPATED STOCK OPTION GRANTS

     In connection with the offerings, we expect to make grants of stock options to executive officers, non-employee directors and certain other employees. The exercise price of such options is expected to be the public offering price of our common stock set forth on the cover page of this prospectus. The following table sets forth the number of shares of our common stock underlying options that are expected to be granted to the cach of our executive officers, our executive officers as a group, our non-employee directors as a group, and all other employees as a group.

                                                                   ANTICIPATED
                                                                 NUMBER OF SHARES
NAME                                                            UNDERLYING OPTIONS
----                                                            ------------------
Stephen D. McDonald.........................................           25,000
Frank J. Petrilli...........................................           37,500
John G. See.................................................           25,000
Richard H. Neiman...........................................            6,000
B. Kevin Sterns.............................................            6,000
Other Executive Officers....................................           99,500
                                                                    ---------
  Total Executive Officer Group.............................          199,000
Non-employee Director Group.................................           20,000
All Other Employees.........................................        1,559,460
                                                                    ---------
     Total..................................................        1,778,460
                                                                    =========

EMPLOYMENT AGREEMENTS

     We are currently negotiating and expect to enter into employment agreements with certain of our key executive officers immediately following the reorganization.

                             PRINCIPAL STOCKHOLDER

     All of the outstanding shares of our common stock are currently owned by TD Bank. Upon completion of the offerings, TD Bank will beneficially own approximately 91.2% of our outstanding common stock, including shares issuable upon exchange of the exchangeable preference shares issued to TD Bank in the reorganization (90.0% if the underwriters and managers exercise their over-allotment option in full).

     Other than as set forth above, we are not aware of any person or group that will beneficially own more than 5% of our outstanding common stock after the offerings.

     TD Bank is a chartered bank which was formed on February 1, 1955. At April 30, 1999, TD Bank ranked as the largest Canadian bank in terms of market capitalization and the fifth largest based on total assets. TD Bank serves its customers through its network of more than 900 retail banking and investment outlets, as well as through its electronic banking services.

     TD Bank has advised us that it is its present intention to maintain majority ownership of TD Waterhouse for the foreseeable future.

CERTAIN TRANSACTIONS BETWEEN US AND TD BANK

     After the reorganization, TD Bank will continue to provide services to our Canadian operations, such as office space, equipment purchase and maintenance, human resources and employee pension and benefits, audit, tax planning and reporting, legal, compliance, banking, risk management, telecommunications, technology research and development. TD Bank, as our affiliate, will continue to provide banking products and services to our Canadian customers. In addition, the services of any employees who are to be transferred to us, but remain with TD Bank on a transitional basis, will also be made available to us. Both we and TD Bank will continue to make available to each other those personnel who provided executive and support services to each other prior to the reorganization.

     We believe the fees and other amounts to be paid by and to us under the above arrangements approximate the amounts that would be paid if such arrangements were provided by unaffiliated third parties.

MASTER SERVICES AGREEMENT

     In connection with the reorganization, we and TD Bank will enter into an intercompany master services agreement with respect to services to be provided by TD Bank to us (primarily to TD Waterhouse Canada) and vice-versa. The master services agreement provides that such services will be provided in exchange for fees which, generally, (1) in the case of services purchased by TD Bank from third parties for us will be based upon the incremental cost charged by such third parties to TD Bank and (2) in the case of services directly provided by TD Bank to us, will be based on estimated or actual cost, including a reasonable allocation of direct and indirect overhead cost incurred by TD Bank, plus, unless otherwise agreed, a reasonable profit margin. The master services agreement may be terminated by either party on one year's notice. The services will be made available on an "as needed" basis. This arrangement provides us with the flexibility to bring "in-house" services we currently receive from TD Bank if it is suitable to do so. In the performance of these services, TD Bank may enter into contracts with third parties as our agent.

     The purpose of the master services agreement is to ensure that TD Bank and we provide services to each other in the scope and manner which are generally consistent with current practices, having regard to the various assets and employees to be transferred to us pursuant to the reorganization. The primary services initially to be provided by TD Bank to us are described below in more detail.

OFFICE SPACE

     TD Bank will make available to our Canadian operations space within certain buildings leased or owned by TD Bank. We are required to indemnify TD Bank against certain liabilities in respect of the use of this space. In addition, if we request, TD Bank will enter into leases with third parties as agent for us and on our behalf for premises which are solely used for our Canadian operations. We will indemnify TD Bank in connection with all obligations under these leases.

EQUIPMENT PURCHASE AND MAINTENANCE

     TD Bank may purchase on behalf of TD Waterhouse such equipment, furniture and office supplies as requested by our Canadian operations and, in addition, will provide equipment and furniture maintenance services.

HUMAN RESOURCES AND EMPLOYEE PENSION AND BENEFITS

     As presently contemplated, human resources and employee pension and benefit services will be limited to policy, executive compensation and corporate development.

AUDIT, TAX PLANNING AND REPORTING, LEGAL AND COMPLIANCE

     TD Bank will provide high level tax and internal audit services for TD Waterhouse Canada, and will assist in the development of corporate budgets. TD Bank will provide legal services to our non-U.S. operations and, with the office of the General Counsel of TD Waterhouse, will direct legal matters and proceedings of TD Waterhouse. The employees primarily responsible for TD Waterhouse Canada's compliance functions will be transferred to and become employees of TD Waterhouse Canada. TD Bank will provide management oversight and executive support of compliance functions.

BANKING

     TD Bank will provide customary banking services to TD Waterhouse Canada.

RISK MANAGEMENT

     TD Bank will provide high level risk management oversight of our credit, concentration and risk management policies.

TELECOMMUNICATIONS, TECHNOLOGY RESEARCH AND DEVELOPMENT

     TD Bank will continue to make available to us its in-house technology infrastructure, facilities and expertise, including its applications research and development capabilities.

TERMINATION

     Either party may terminate the master services agreement by providing a minimum of one years notice to the other party. The agreement may also be terminated by either party immediately and without notice in the event that the other party enters into proceedings in bankruptcy, insolvency, reorganization, liquidation, dissolution or any other similar proceeding.

CREDIT ARRANGEMENTS

     Under a separate agreement, TD Bank will make available to TD Waterhouse Canada credit at market rates in the form of a standby subordinated loan facility required for regulatory compliance.

SECURITIES TRADING AND RELATED ISSUES

     TD Bank will continue to provide to TD Waterhouse Canada trade execution for equities and fixed income securities, as well as sales channel access through its retail branch network for new accounts. TD Waterhouse Canada will provide clearing and custodial services to TD Bank's non-discount broker subsidiaries. We will continue to provide to TD Bank various management and technology-related support for its securities-related non-discount broker businesses.

CERTAIN TRANSACTIONS BETWEEN US AND WATERHOUSE NATIONAL BANK

     Waterhouse National Bank was established in 1994 primarily to offer deposit and loan products and other banking services to the customer base of Waterhouse Securities, Inc. Though Waterhouse National Bank will not be owned directly by us after the reorganization, Waterhouse National Bank will, as an affiliated company, continue to provide such banking products and services to our customer base. In addition to providing deposit and loan related products, Waterhouse National Bank will also provide us with certain support services such as check and debit card processing. We in turn will continue to provide Waterhouse National Bank with various marketing and administrative support services. These services include the marketing of Waterhouse National Bank's FDIC insured deposit accounts and various credit products. We will also provide Waterhouse National Bank with various executive and administrative support services, including providing office space, and audit, tax, human resource, employee benefits and legal services. The master services agreement includes the provision of these intercompany services.

TAX-SHARING AGREEMENT

     After the offerings, we will be included in the Waterhouse Investor Services, Inc. ("WISI") federal consolidated income tax group, and our federal income tax liability will be included in the consolidated federal income tax liability of WISI and its subsidiaries. In addition, in some cases our subsidiaries will also be included with certain WISI subsidiaries in combined, consolidated or unitary income tax groups for state and local tax purposes. In connection with the reorganization, we and WISI will enter into a tax-sharing agreement. Pursuant to this tax-sharing agreement, we and WISI will make payments between each other such that, with respect to any period, the amount of taxes to be paid by us, subject to certain adjustments, will be determined as though we were the common parent of an affiliated group of corporations filing combined, consolidated or unitary (as applicable) federal, state and local returns rather than a consolidated subsidiary of WISI with respect to federal, state and local income taxes (including, except as provided below, any amounts determined to be due as a result of a redetermination of the tax liability of WISI arising from an audit or otherwise). With respect to foreign tax credits and other tax attributes, our right to reimbursement will be determined based on the usage of such tax attributes by the consolidated group.

     In determining the amount of tax-sharing payments under the tax-sharing agreement, WISI will prepare or cause to be prepared pro forma returns with respect to federal and applicable state and local income taxes that reflect the same positions and elections used by WISI in preparing the tax returns for WISI's consolidated group and other applicable groups. Under the tax-sharing agreement, WISI will continue to have all the rights of a parent of a consolidated group (and similar rights provided for by applicable state and local law with respect to a parent of a combined, consolidated or unitary group), will be the sole and exclusive agent for us in any and all matters relating to our income tax, franchise tax and similar liabilities, will have sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state and local income tax returns (or amended returns), and will have the power, in its sole discretion, to contest or comprise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on our behalf related to such return.

     In general, we will be included in WISI's consolidated group for federal income tax purposes for so long as WISI beneficially owns at least 80% of the total voting power and value of our outstanding common stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the tax-sharing agreement allocates tax liabilities between us and WISI as though we were the common parent of a separate affiliated group of companies, during the period in which we are included in WISI's consolidated group, we could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of WISI's consolidated group.

TRANSFER AND ASSUMPTION AGREEMENTS

     As part of the reorganization of its brokerage business, TD Bank will be transferring its Canadian discount brokerage business and brokerage clearing business to our newly formed Canadian subsidiary,

TD Waterhouse Canada. The transfer will take place on the later of the date of completion of these offerings and the date all regulatory consents and approvals are obtained. Pending consummation of the transfer, TD Bank will own and operate these businesses, and will provide to our subsidiary, TD Waterhouse Canada, on the transfer date the economic benefit of these businesses beginning on the first day of the month in which these offerings are completed until the transfer occurs. See "The Reorganization."

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     The total number of shares of all classes of stock that we have authority to issue under our charter is 900,000,000 shares, of which 700,000,000 shares represent shares of our common stock, 100,000,000 shares represent shares of our preferred stock and 100,000,000 shares represent shares of our series common stock . As of the date of this prospectus, 100 shares of our common stock and no shares of either the preferred stock or the series common stock were issued and outstanding.

COMMON STOCK

     Subject to any preferential rights of any preferred stock or series common stock created by our board of directors, each outstanding share of common stock will be entitled to such dividends, if any, as may be declared from time to time by our board of directors. See "Dividend Policy." Each outstanding share is entitled to one vote on all matters submitted to a vote of stockholders. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive on a pro rata basis any assets remaining after provision for payment of creditors and after payment of any liquidation preferences to holders of preferred stock and series common stock.


     The transfer agent and registrar for our common stock in the United States is ChaseMellon Shareholder Services, L.L.C. and the co-transfer agent and registrar in Canada is CIBC Mellon Trust Company.


PREFERRED STOCK AND SERIES COMMON STOCK

     Each of the authorized preferred stock and the authorized series common stock is available for issuance from time to time in one or more series at the discretion of our board of directors without stockholder approval except as noted below. Our board of directors has the authority to prescribe for each series of preferred stock or series common stock it establishes the number of shares in that series, the voting rights (if any) to which shares in that series are entitled, the consideration for shares in that series and the designation, powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of the shares in that series. Depending upon the rights of such preferred stock or series common stock, as applicable, the issuance of preferred stock or series common stock, as applicable, could have an adverse effect on holders of common stock by delaying or preventing a change in control of our company, making removal of our present management more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of common stock.

     For a description of the terms of the special voting preferred share that we will issue in the reorganization, see "-- Special Voting Preferred Share," below.

AUTHORIZED BUT UNISSUED CAPITAL STOCK

     Delaware law generally does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE require stockholder approval of certain issuances of stock equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our common stock. In addition, the rules of the TSE may also require shareholder approval in certain circumstances. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. We currently do not have any plans to issue additional shares of common stock, preferred stock or series common stock other than in connection with employee compensation plans.

EXCHANGEABLE PREFERENCE SHARES OF TD WATERHOUSE CANADA

     As part of the reorganization, TD Bank will contribute all of the assets and liabilities of its Canadian discount brokerage business and certain related
businesses to TD Waterhouse Canada, in return for           million exchangeable
preference shares of our subsidiary, TD Waterhouse Canada. TD Bank will also acquire one special voting preferred share of TD Waterhouse.

     The exchangeable preference shares, by their terms and together with the special voting preferred share and a support and exchange agreement we will enter into with TD Bank and TD Waterhouse Canada, are designed to have characteristics equivalent to shares of our common stock. The material attributes of the exchangeable preference shares and the support and exchange agreement in that regard include the following:

     Ranking. The exchangeable preference shares will rank senior to the TD Waterhouse Canada common shares and any other shares ranking junior to the exchangeable preference shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of TD Waterhouse Canada.

     Dividends. TD Bank will be entitled to receive dividends in respect of the exchangeable preference shares equivalent to dividends, if any, paid from time to time by us on shares of our common stock. The declaration date, record date and payment date for dividends on the exchangeable preference shares will be the same as that for the corresponding dividends on the shares of our common stock.

     Voting Rights. Except as required by applicable law, the exchangeable preference shares will not entitle TD Bank to receive notice of or attend any meeting of the shareholders of TD Waterhouse Canada or to vote at any such meeting.

     Exchange Rights. TD Bank will be entitled at any time to exchange an exchangeable preference share for one of our common shares plus an additional cash amount equivalent to the full amount of all declared and unpaid dividends, if any, on the exchangeable preference share and all dividends and distributions declared on a share of our common stock not declared on the exchangeable preference shares with a record date prior to the exchange of such exchangeable preference shares.

     Certain Restrictions. In the event that dividends on the outstanding exchangeable preference shares corresponding to any dividends declared on our common stock have not been declared and paid in full, subject to certain exceptions, TD Waterhouse Canada may not, without the approval of TD Bank, pay dividends on, or redeem, purchase or make capital distributions in respect of, certain of its securities. In addition, TD Waterhouse Canada will not, without the prior approval of TD Bank, issue any shares other than exchangeable preference shares, TD Waterhouse Canada common shares and other shares not ranking superior to the exchangeable preference shares.

     Transfer Restrictions. No exchangeable preference share may be transferred without the approval of the board of directors of TD Waterhouse Canada.

     Amendment and Approval. The rights, privileges, restrictions and conditions attaching to the exchangeable preference shares may be changed only with the approval of TD Bank.

     Support and Exchange Agreement. The following is a summary description of other material provisions of the support and exchange agreement.

     Under the support and exchange agreement, we will agree that:

     - we will not declare or pay dividends on our common stock unless TD Waterhouse Canada has sufficient money or assets or authorized but unissued securities available to enable the due declaration and punctual payment in accordance with applicable law of an equivalent dividend on the exchangeable preference shares and TD Waterhouse Canada simultaneously declares or pays, as the case may be, an equivalent dividend on the exchangeable preference shares;

     - we will advise TD Waterhouse Canada in advance of the declaration of any dividend on our common stock;

     - we will ensure that the record date for any dividend declared on our common stock is not less than ten business days after the declaration date for such dividend or such shorter period within which applicable law may be complied with;

     - we will take all actions and do all things necessary to ensure that TD Waterhouse Canada is able to perform its obligations in respect of the exchange rights of the exchangeable preference shares; and

     - we will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding up of TD Waterhouse Canada.

     The support and exchange agreement also provides that without the prior approval of TD Waterhouse Canada and TD Bank (as set forth under "-- Amendment and Approval" above), we will not (1) distribute additional shares of our common stock or rights, options or warrants to subscribe therefor (except for an issue of shares of our common stock to shareholders who exercise an option to receive dividends in the form of shares of our common stock) or other securities, property or assets to all or substantially all holders of shares of our common stock, (2) change any of the rights, privileges or other terms of our common stock or (3) effect a merger, consolidation, reorganization or other transaction affecting the common stock, unless the same or an equivalent distribution on or change to the exchangeable preference shares (or in the rights of the holders thereof) is made simultaneously. In the event of any proposed tender offer, exchange offer or similar transaction affecting our common stock, we will use reasonable efforts to take all actions necessary or desirable to enable TD Bank in respect of the exchangeable preference shares to participate in such transaction to the same extent and on an economically equivalent basis as the holders of our common stock.

     We will make such filings and seek such regulatory consents and approvals as are necessary so that the shares of our common stock issuable upon the exchange of exchangeable preference shares will be issued in compliance with applicable securities laws.

SPECIAL VOTING PREFERRED SHARE

     As part of the reorganization, we will issue to TD Bank one special voting preferred share of TD Waterhouse. The special voting preferred share will have the following terms:

     Dividends and Distributions. The holder of the special voting preferred share shall not be entitled to receive any portion of any dividend or distribution at any time.

     Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of TD Waterhouse, the holder of the special voting preferred share shall not be entitled to any portion of any distribution.


     Voting Rights. The special voting preferred share shall entitle the holder to an aggregate number of votes equal to the number of exchangeable preference shares of TD Waterhouse Canada then outstanding. Except as otherwise provided herein or by law, the holder of the special voting preferred share and the holders of shares of our common stock shall vote together as one class on all matters submitted to a vote of our shareholders. The consent of the holder of the special voting preferred share will be required to effect any amendment or change to the terms of the special voting preferred share which adversely affects any of the rights, powers or preferences of the special voting preferred share.


     Additional Provisions. At such time as (1) the special voting preferred share entitles the holder to a number of votes equal to zero because there are no exchangeable preference shares of TD Waterhouse Canada then outstanding, and
(2) there is no share of stock, debt, option or other agreement, obligation of or commitment of TD Waterhouse Canada that could by its terms require TD Waterhouse Canada to issue any exchangeable preference shares to any person, then the special voting preferred share will be retired and cancelled promptly thereafter.

     Purchase for Cancellation. If the special voting preferred share should be purchased or otherwise acquired by us in any manner whatsoever, then the special voting preferred share shall be retired and canceled promptly after it is acquired.

     No Redemption or Conversion. The special voting preferred share will not be redeemable or convertible.

     Transfer Restrictions. The special voting preferred share may not be transferred without the approval of our board of directors.

                   CERTAIN ANTI-TAKEOVER AND OTHER PROVISIONS

     Our charter and by-laws and applicable sections of the General Corporation Law of the State of Delaware (the "DGCL") contain several provisions that may make the acquisition of control of our company more difficult without the prior approval of our board of directors.

DELAWARE GENERAL CORPORATION LAW

     The terms of Section 203 of the DGCL apply to us since we are a Delaware corporation. Pursuant to Section 203, with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an "interested stockholder" for a period of three years from the time that such person became an interested stockholder unless (1) the transaction that results in the person's becoming an interested stockholder or the business combination is approved by the board of directors of the corporation before the person becomes an interested stockholder, (2) upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and shares owned by certain employee stock plans or
(3) on or after the time the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by holders of at least two-thirds of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders. Under Section 203, an "interested stockholder" is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is (1) the owner of 15% or more of the outstanding voting stock of the corporation or (2) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.
Section 203 does not apply to a corporation that so provides in an amendment to its charter or by-laws passed by holders of a majority of its outstanding shares, but such stockholder action does not become effective for 12 months following its adoption and would not apply to persons who were already interested stockholders at the time of the amendment. Our charter does not exclude us from the restrictions imposed under Section 203.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of
Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors, because the stockholder approval requirement is avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the board of directors. It is further possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

PREFERRED STOCK AND SERIES COMMON STOCK

     Our charter authorizes our board to issue additional shares of common stock without the need for further stockholder approval. Our charter also authorizes our board of directors to issue up to 100,000,000 shares of preferred stock and 100,000,000 shares of series common stock, in one or more series, and to establish the rights and preferences (including the convertibility of such shares into shares of common stock) of any series of preferred stock or series common stock so issued. One of the effects of the existence of unissued and unreserved common stock, preferred stock and series common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby delay or prevent a change in control of our company even if some of our stockholders believed that such change of control was in their best interests.

PROVISIONS OF OUR CHARTER AND BY-LAWS AFFECTING A CHANGE IN CONTROL

     Certain provisions of our charter and by-laws may delay or make more difficult unsolicited acquisitions or changes of control of our company. We believe that such provisions will enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of our company and our stockholders. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of our company, although such proposals, if made, might be considered desirable by a majority of our stockholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current board of directors. These provisions include, in addition to those noted above:

     - prohibitions against stockholders' calling a special meeting of stockholders or, in certain circumstances, acting by written consent in lieu of a meeting;

     - requirements for advance notice for raising business or making nominations at stockholders' meetings;

     - the ability of the board of directors to increase the size of the board of directors and to appoint directors to newly created directorships;

     -  a classified board of directors; and

     - higher than majority requirements to make certain amendments to the by-laws and charter.

     Stockholder Action by Written Consent; Special Meetings

     Our charter and by-laws provide that prior to the date on which TD Bank beneficially owns less than 50% of the voting power of our outstanding capital stock, any action required or permitted to be taken by stockholders may be effected by written consent in lieu of a meeting, but that after such date stockholder action can be taken only at an annual or special meeting and cannot be taken by written consent in lieu of a meeting. Our charter and by-laws also provide that special meetings of our stockholders can be called only by our Chief Executive Officer or by a vote of the majority of our board of directors. Furthermore, our by-laws provide that only such business as is specified in the notice of any such special meeting of stockholders may come before such meeting.

     Advance Notice for Raising Business or Making Nominations at Meetings

     Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual or special meeting at which directors are to be elected. Only such business may be conducted at an annual meeting of stockholders as has been brought before the meeting by, or at the direction of, the chairman of the board of directors, or by a stockholder of ours who is entitled to vote at the meeting who has given to the Secretary of TD Waterhouse timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. The chairman of such meeting has the authority to make determinations as to the business to be conducted. Only persons who are nominated by, or at the direction of, the chairman of the board of directors, or who are nominated by a stockholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected will be eligible for election as our directors.

     To be timely, a stockholder's notice of business to be brought before an annual meeting and nominations of candidates for election as directors at any annual meeting shall be delivered to the Secretary of TD Waterhouse at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. However, in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

     To be timely, a stockholder's notice of nominations of persons for election to the board of directors may be made at a special meeting of stockholders if the stockholder's notice is delivered to the Secretary of TD Waterhouse at our principal executive offices not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

     The notice of any nomination for election as a director must set forth the name and address of, and the class and number of shares of our capital stock held by, the stockholder who intends to make the nomination and the beneficial owner, if any, on whose behalf the nomination is being made; the name and address of the person or persons to be nominated; a representation that the stockholder is a holder of record of our capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder, such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement tiled pursuant to the proxy rules of the SEC had each nominee been nominated, or intended to be nominated by the board of directors; and the consent of each nominee to serve as a director if so elected.

     Our by-laws and charter provide that as long as TD Bank beneficially owns ten percent or more of the voting power of our outstanding capital stock, the foregoing advance notice procedure for director nominations and stockholder proposals will not apply to it.

     Number of Directors; Filling of Vacancies; Removal

     Our charter and by-laws provide that newly created directorships resulting from an increase in the authorized number of directors (or any vacancy) may only be filled by a vote of a majority of directors then in office. Accordingly, the board of directors may be able to prevent any stockholder from obtaining majority representation on the board of directors by increasing the size of the board and filling the newly created directorships with its own nominees. If any applicable provision of the DGCL expressly confers power on stockholders to fill such a directorship at a special meeting of stockholders, such a directorship may be filled at such meeting only by the affirmative vote of at least 80% in voting power of all shares of our capital stock entitled to vote generally in the election of directors, voting as a single class. Until such time as TD Bank beneficially owns less than 50% of the voting power of our outstanding capital stock, directors may be removed at any time, with or without cause, by the affirmative vote of a majority in voting power of all shares of our capital stock entitled to vote generally in the election of directors, voting as a single class. Thereafter, directors may be removed only for cause, and only by the affirmative vote of at least 80% in voting power of all shares of our capital stock entitled to vote generally in the election of directors, voting as a single class.

     Classified Board of Directors

     Our charter provides for the board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year.

     We believe that a classified board will help to assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors, because a majority of the directors at any given time will have prior experience as our directors. This provision should also help to ensure that the board of directors, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

     This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest, could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could thus increase the likelihood that incumbent directors will retain their positions.

     Amendments to Our By-laws

     Our charter provides that the affirmative vote of the holders of at least 80% in voting power of all the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders to alter, amend or repeal any provision of the by-laws which is to the same effect as provisions contained in our charter relating to (1) the amendment of our by-laws, (2) the classified board of directors and the filling of director vacancies and (3) calling and taking actions at meetings of stockholders and prohibiting stockholders from taking action by written consent.

     Amendments to Our Charter

     Our charter requires the affirmative vote of the holders of at least 80% in voting power of all the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, to alter, amend or repeal provisions of our charter relating to (1) the amendment of our charter and/or by-laws, (2) the classified board of directors and the filling of director vacancies and (3) calling and taking actions at meetings of stockholders and prohibiting stockholders from taking action by written consent.

CORPORATE OPPORTUNITIES

     Our charter will provide that TD Bank shall have no duty to refrain from engaging in the same or similar activities or lines of business as us and neither TD Bank nor any officer or director thereof (except as provided below) shall be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities of TD Bank. In the event that TD Bank acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both TD Bank and us, TD Bank shall have no duty to communicate or offer such corporate opportunity to us and shall not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder of ours by reason of the fact that TD Bank pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to us.

     In the event that one of the directors or officers of our company who is also a director or officer of TD Bank acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and TD Bank, such director or officer of ours shall have fully satisfied and fulfilled the fiduciary duty of such director or officer and our stockholders with respect to such corporate opportunity if such director or officer acts in a manner consistent with the following policy:

     - a corporate opportunity offered to any person who is an officer of ours, and who is also a director but not an officer of TD Bank, shall belong to us;

     - a corporate opportunity offered to any person who is a director but not an officer of ours, and who is also a director or officer of TD Bank, shall belong to us if such opportunity is expressly offered to such person in writing solely in his or her capacity as a director of ours, and otherwise shall belong to TD Bank; and

     - a corporate opportunity offered to any person who is an officer of both ours and TD Bank shall belong to us if such opportunity is expressly offered to such person in writing solely in his or her capacity as an officer of ours, and otherwise shall belong to TD Bank.

     For purposes of the foregoing:

     - a director of ours who is chairman of our board of directors or of a committee of our board of directors shall not be deemed to be an officer of ours by reason of holding such position (without regard to whether such position is deemed an officer of ours under our by-laws), unless such person is a full-time employee of ours;

     - "us" or "ours" means TD Waterhouse and all corporations, partnerships, joint ventures, associations and other entities in which we beneficially own (directly or indirectly) 50% or more of the outstanding voting stock, voting power, partnership interests or similar voting interests; and

     - the term "TD Bank" shall mean TD Bank and all corporations, partnerships, joint ventures, associations and other entities (other than TD Waterhouse, as defined in accordance with the preceding clause
        (A) in which TD Bank beneficially owns (directly or indirectly) 50% or more of the outstanding voting stock, voting power, partnership interests or similar voting interests.

     The foregoing provisions of our charter shall expire on the date that TD Bank ceases to beneficially own common stock representing at least ten percent of the total voting power of all classes of outstanding voting stock and no person who is a director or officer of ours is also a director or officer of TD Bank or any of its subsidiaries (other than us).

     In addition to any vote of the stockholders required by our charter, until the time that TD Bank ceases to beneficially own common stock representing at least ten percent of the total voting power of all classes of our outstanding common stock, the affirmative vote of the holders of more than 80% of the total voting power of all classes of our outstanding voting stock shall be required to alter, amend or repeal in a manner adverse to the interests of TD Bank and its subsidiaries (other than us), or adopt any provision adverse to the interests of TD Bank and its subsidiaries (other than us), and inconsistent with, the corporate opportunity provisions described above. Accordingly, so long as TD Bank beneficially owns common stock representing at least ten percent of the total voting power of all classes of our outstanding common stock, it can prevent any such alteration, amendment, repeal or adoption.

     Any person purchasing or otherwise acquiring our common stock will be deemed to have notice of, and to have consented to, the foregoing provisions of our charter.

     The Delaware courts have not directly ruled on the validity of provisions similar to the foregoing corporate opportunity provisions which are included in our charter and could rule that they are not valid or enforceable.

INDEMNIFICATION AND LIMITATION OF LIABILITY FOR DIRECTORS AND OFFICERS

     Our charter provides that we will indemnify our directors and officers to the fullest extent permitted by the laws of the State of Delaware. Our charter also provides that a director of our company shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.

     The indemnification rights conferred by our charter are not exclusive of any other right to which a person seeking indemnification may otherwise be entitled. We will also provide liability insurance for our directors and officers for certain losses arising from claims or charges made against them, while acting in their capacities as directors or officers.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the offerings, we will have 365.0 million shares of common stock issued and outstanding. Of these shares, the shares of common stock sold in the offerings will be freely tradeable without restrictions or further registration under the Securities Act, except for any shares purchased by an "affiliate" of ours as defined in Rule 144 under the Securities Act ("Rule 144"), which will be subject to the resale limitations under Rule 144. We have agreed with the underwriters not to effect transactions in or relating to our common stock for a period of time following this offering. See "Underwriting."

     Immediately after the offerings, TD Bank will beneficially own 333.0 million shares of common stock (including shares issuable upon exchange of the exchangeable preference shares acquired by TD Bank in the reorganization), which will represent approximately 91.2% of our outstanding common stock in the aggregate (90.0% if the underwriters and managers exercise their over-allotment option in full). None of the shares of common stock beneficially owned by TD Bank will be registered under the Securities Act upon consummation of the offerings and may not be sold by TD Bank in the absence of an effective registration statement under the Securities Act, except in accordance with an exemption from registration thereunder, including under Rule 144. As an "affiliate" of ours, TD Bank will be able to freely sell shares of our common stock currently owned by it after the offerings, subject only to the volume and manner of sale restrictions under Rule 144 described below. TD Bank has agreed with the underwriters not to effect any transactions in or relating to our common stock for a period of time following the offerings. See "Underwriting."

     In general, under Rule 144, a person or persons whose shares are required to be aggregated who has beneficially owned shares of common stock for a period of one year, including a person who may be deemed an "affiliate," is entitled to sell, within any three-month period, a number of shares not exceeding the greater of (1) 1% of the total number of outstanding shares of such class and
(2) the average weekly reported trading volume of such class during the four calendar weeks immediately preceding such sale. A person who is not an "affiliate" of ours and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Under Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, such issuer.

           MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS


     In the opinion of Simpson Thacher & Bartlett, our counsel, the following describes the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock to a Non-U.S. Holder (as described below) as of the date hereof. This discussion does not address all aspects of U.S. federal income and estate taxes that may be relevant to such Non-U.S. Holders in light of their personal circumstances and does not discuss any potential foreign, state and local tax consequences of owning or disposing of our common stock. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     As used herein, a "U.S. Holder" of our common stock means a holder that is
(1) a citizen or resident of the U.S., (2) a corporation, or other entity that is taxable as a corporation, created or organized in or under the laws of the U.S. or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (4) a trust
(X) that is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. In the case of a partnership that holds our common stock, any partner described in any of (1) through (4), above, is also a U.S. Holder. A "Non-U.S. Holder" is a holder, including any partner in a partnership that holds our common stock, that is not a U.S. Holder.

DIVIDENDS

     Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the U.S. and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under such effectively connected income exemption. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Until January 1, 2001, dividends paid to an address outside the U.S. are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under U.S. Treasury regulations (the "Final Regulations"), a Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid after December 31, 2000, will be required to satisfy applicable certification and other requirements.

     A Non-U.S. Holder of common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the U.S., and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (2) in the case of a Non-U.S. Holder who is an individual and holds our common stock as a capital asset, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met or (3) we are or have been a "U.S. real property holding corporation" (a "USRPHC") at any time during the shorter of the five-year period ending on the date of the disposition by the Non-U.S. Holder or the period during which the Non-U.S. Holder held our common stock, and certain other conditions are met.

     An individual Non-U.S. Holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the U.S.). If a Non-U.S. Holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

     If we are or have been a USRPHC during the shorter of the periods described in clause (3), above, then, any gain or loss on the disposition of our common stock by a Non-U.S. Holder would be treated as effectively connected with a trade or business of the Non-U.S. Holder in the U.S., and the Non-U.S. Holder would be taxed as described with respect to clause (1), above. However, even if we were a USRPHC, any gain recognized by a Non-U.S. Holder still would not be subject to U.S. tax if our shares were considered to be "regularly traded on an established securities market" and the Non-U.S. Holder disposing of such shares did not own, actually or constructively, at any time during the shorter of the periods described in clause (3), above, more than five percent of a class of our common stock. We believe that we never have been and are not currently a USRPHC, and we consider it unlikely, based on our current business plans and operations, that we will become a USRPHC in the foreseeable future.

     Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies," that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

FEDERAL ESTATE TAX

     Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

     Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the U.S. (unless the payer has knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-US Holder will be subject to back-up withholding with respect to dividends paid after December 31, 2000 unless applicable certification requirements are met.

     Payment of the proceeds of a sale of our common stock within the U.S. or conducted through certain U.S. related financial intermediaries is subject to information reporting and, in the case of a payment made within the U.S. or made through a U.S. office of a broker, backup withholding unless the applicable documentary or certification requirements are met or the holder otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

     Credit Suisse First Boston Corporation ("CSFBC") and TD Securities (USA) Inc. are acting as the U.S. representatives for the U.S. underwriters named below. Credit Suisse First Boston (Europe) Limited, and The Toronto-Dominion Bank are acting as the international representatives for the international managers named below. Each of the U.S. and Canadian underwriters and international managers has agreed to purchase the number of shares set forth below opposite its name. Their obligations are subject to certain conditions to be contained in a U.S. and international underwriting agreement dated
          , 1999, and a Canadian underwriting agreement dated           , 1999.
We have filed the form of the U.S. and international underwriting agreement as an exhibit to the registration statement.

                                                                NUMBER OF
                     U.S. UNDERWRITERS                           SHARES
                     -----------------                          ---------
Credit Suisse First Boston Corporation......................
TD Securities (USA) Inc.....................................
Goldman, Sachs & Co.........................................
Salomon Smith Barney Inc....................................
Morgan Stanley & Co. Incorporated...........................
                                                                --------
     Subtotal...............................................
                                                                --------


                                                                NUMBER OF
                   CANADIAN UNDERWRITERS                         SHARES
                   ---------------------                        ---------
TD Securities Inc...........................................
Credit Suisse First Boston Securities Canada, Inc...........
Nesbitt Burns Inc...........................................
ScotiaMcLeod Inc............................................
CIBC World Markets Inc......................................
RBC Dominion Securities Inc.................................
Merrill Lynch Canada Inc....................................
Levesque Beaubien Geoffrion Inc.............................
Griffiths McBurney & Partners...............................
First Marathon Securities Limited...........................
HSBC Securities (Canada), Inc...............................
Newcrest Capital Inc........................................
Trilon Securities Corporation...............................
                                                                --------
     Subtotal...............................................
                                                                --------


                                                                NUMBER OF
                   INTERNATIONAL MANAGERS                        SHARES
                   ----------------------                       ---------
Credit Suisse First Boston (Europe) Limited.................
The Toronto-Dominion Bank...................................
Goldman Sachs International.................................
Salomon Brothers International Limited......................
Morgan Stanley & Co. International Limited..................
                                                                --------
     Subtotal...............................................
                                                                --------
       Total................................................
                                                                ========

     The U.S. offering, the Canadian offering and the international offering are each conditioned upon the closing of the others.

     The underwriting agreements provide that the U.S. underwriters, the Canadian underwriters and the international managers will be obligated to purchase all the shares of common stock in the offerings if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreements also provide that, in the event of a default, purchase commitments may be increased or the underwriting agreements may be terminated.

     We have granted to the underwriters and managers a 30-day option exercisable by CSFBC and TD Securities (USA) Inc., the joint global coordinators. The underwriters and managers may purchase on a pro rata basis up to 4.8 million additional shares of common stock at the public offering price, less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments.

     The underwriters and managers are entering into an inter-syndicate agreement providing for, among other things, the coordination of certain of their activities by the joint global coordinators. Pursuant to the inter-syndicate agreement, sales may be made between the U.S. underwriters, the Canadian underwriters and the international managers of such number of shares as may be agreed upon by the joint global coordinators. The per share price of any shares so sold will be the public offering price of such shares less an amount not greater than the per share amount of the selling concession or commissions to dealers applicable to such shares. Pursuant to the inter-syndicate agreement, each U.S. underwriter agrees that it has not and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the offering other than within the United States or to a United States Person; each Canadian underwriter agrees that it has not and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the offering to any person outside of Canada or to any United States Person; and each international manager agrees that it has not and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the offering within the United States and Canada or to any United States Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the inter-syndicate agreement. In this context, "United States Person" means any individual who is resident in the United States, or any corporation, pension, profit sharing or other trust entity or other entity organized or incorporated under or governed by the laws of the United States or any political subdivision thereof (other than a foreign branch or agency of any United States person), and includes any United States branch or agency of a non-United States Person. "United States" means the United States of America, its territories and possessions and all areas subject to its jurisdiction. "Canada" means Canada, its provinces and territories and possessions and all areas subject to its jurisdiction.

     The underwriters and managers will offer the common stock initially at the public offering price set forth on the cover page of this prospectus and to the
selling group members at such price less a concession of $          per share.
The underwriters and the managers and the selling group members may also reallow
a discount of $          per share on sales to certain other broker/dealers.
After the initial offering, the offering price, concession and discount may be changed only by mutual agreement of the joint global coordinators.

     The following table summarizes the compensation and the estimated expenses payable by us.

                                                                                  TOTAL
                                                                     --------------------------------
                                                                        WITHOUT             WITH
                                                        PER SHARE    OVER-ALLOTMENT    OVER-ALLOTMENT
                                                        ---------    --------------    --------------
Underwriting discounts and commissions..............     $              $                 $
Expenses payable by us..............................     $              $                 $

     The underwriters and managers have informed us that they will not make discretionary sales of the common stock being offered.

     Each of the underwriters and managers represents and agrees that:

     (1) it has not offered or sold and prior to the date six months after the date of issue will not offer or sell any of our common stock to persons in the United Kingdom except to persons whose ordinary activities involved them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted or do not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of the Securities Regulations 1995;

     (2) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to our common stock in, from or otherwise involving the United Kingdom; and

     (3) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of our common stock to a person who is of a kind described in Article II(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     We and TD Bank have each agreed that we will not sell or otherwise dispose of any additional shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, or disclose the intention to make any sale or disposition. These restrictions are effective for a period of 180 days after the date of this prospectus. These restrictions are subject to the following exceptions:

     (1) in the case of TD Waterhouse, grants of stock options with respect to our common stock to our officers, directors and employees and issuances of common stock in connection with the exercise of such stock options, and in connection with the exchange of exchangeable preference shares of TD Waterhouse Canada; and

     (2)  the prior written consent of the joint global coordinators.

     We have agreed to indemnify the underwriters and managers against certain liabilities described in the underwriting agreements. In addition, we have agreed to contribute to payments which the underwriters and managers may be required to make relating to such liabilities.


     Our common stock has been approved for listing on the NYSE and has been conditionally approved for listing on the TSE under the symbol "TWE." In order to meet one of the requirements for listing our common stock on the NYSE, the underwriters and managers have agreed to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners. The listing on the TSE is conditioned upon our fulfillment of all of the requirements of the TSE on or before September 7, 1999, including the distribution of our shares of common stock to a minimum number of public shareholders.


     Prior to the offerings, there has been no public market for our common stock. The initial public offering price for the common stock will be determined by negotiation between us and the underwriters and managers, and may not reflect the market price for the common stock following the offerings. Among the principal factors considered in determining the initial public offering price will be:

     - the information set forth in this prospectus and otherwise available to the underwriters and managers;

     -  market conditions for initial public offerings;

     -  the history of and prospects for the industry in which we are competing;

     -  our past and present operations;

     -  our past and present earnings and current financial position;

     -  the ability of our management;

     -  our prospects for future earnings;

     - the present state of our development and our current financial condition;

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

     - the general condition of the securities markets at the time of these offerings; and

     -  other relevant factors.

     We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offerings or that an active trading market for the common stock will develop and continue after the offerings.

     The joint global co-ordinators may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the U.S. representatives to reclaim a selling concession from a syndicate member when common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the NYSE and the TSE or otherwise and, if commenced, may be discontinued at any time.

     After the offerings, because TD Securities (USA) Inc. is a member of the NYSE and because of its relationship with us and TD Bank, it will not be permitted under the rules of the NYSE to make markets in or recommendations regarding the sale of our common stock.

     TD Bank, which currently owns 100% of our common stock, is also the parent of and thereby an affiliate of TD Securities (USA) Inc., a member of the National Association of Securities Dealers, Inc. (the "NASD") and an underwriter in this offering. As a result of the foregoing, this offering is subject to the provision of Rule 2720 of the Conduct Rules of the NASD (formerly Schedule E to the Bylaws of the NASD). Accordingly, the underwriting terms for offering conform with the requirements set forth in Rule 2720. In particular, the price at which our common stock is to be distributed to the public must be at a price no higher than that recommended by a "qualified independent underwriter" who has also participated in the preparation of this prospectus and the registration statement of which this prospectus is a part and who meets certain standards. In accordance with this requirement, CSFBC will serve in such role and will recommend the public offering price in compliance with the requirements of Rule 2720. CSFBC in its role as qualified independent underwriter, has performed the due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part.

     The underwriters and the managers and their affiliates have provided and will in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for us and TD Bank and certain of our respective affiliates in the ordinary course of business for which they have received and will receive customary compensation. TD Securities Inc. will receive a portion of the proceeds of these offerings when we repay certain indebtedness owed by us to TD Securities Inc. See "The Reorganization."

     A portion of the common stock being underwritten by TD Securities (USA) Inc. will be offered for sale to our U.S. customers. A portion of the common stock being underwritten by TD Securities Inc. will be offered for sale to our Canadian customers.

     This prospectus may be used by the underwriters and managers and other dealers in connection with offers and sales of the shares, including sales of shares initially sold by the underwriters in the offerings being made outside of the U.S., to persons located in the U.S.

                                 LEGAL MATTERS

     The validity of the shares of our common stock being offered by us will be passed upon for us by Simpson Thacher & Bartlett, New York, New York. Cravath, Swaine & Moore, New York, New York represents the underwriters.

                                    EXPERTS

     The combined financial statements of TD Waterhouse Group, Inc. (a combination of certain businesses of The Toronto-Dominion Bank) as of October 31, 1998 and 1997 and for each of the three years in the period ended October 31, 1998 included in this prospectus, and the combined financial statements of Waterhouse Securities Group (a combination of certain businesses of Waterhouse Investor Services, Inc.) for the twelve months ended October 31, 1996 also included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     Upon completion of the offerings, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. After the offerings, we expect to provide annual reports to our shareholders that include financial information reported on by our independent public accountants.

     We have filed a Registration Statement on Form S-1 with the SEC. This prospectus is a part of the Registration Statement and does not contain all of the information in the Registration Statement. Whenever a reference is made in this prospectus to a contract or other document of ours, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of the Registration Statement for a copy of the contract or other document. You may review a copy of the Registration Statement at the SEC's public reference room in Washington, D.C. as well as through the SEC's Internet site.

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)
                     INDEX TO COMBINED FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL INFORMATION

                                                              PAGE
                                                             -------
COMBINED FINANCIAL STATEMENTS:
Report of Independent Accountants...........................     F-2
Combined Statements of Financial Condition as of October 31,
  1997 and 1998, and April 30, 1999 (unaudited).............     F-3
Combined Statements of Income for the years ended October
  31, 1996, 1997 and 1998, and for the six months ended
  April 30, 1998 (unaudited) and 1999 (unaudited)...........     F-4
Combined Statements of Changes in Equity for the years ended
  October 31, 1996, 1997 and 1998, and for the six months
  ended April 30, 1999 (unaudited)..........................     F-5
Combined Statements of Cash Flows for the years ended
  October 31, 1996, 1997 and 1998, and for the six months
  ended April 30, 1998 (unaudited) and 1999 (unaudited).....     F-6
Notes to the Combined Financial Statements..................     F-7
SUPPLEMENTAL INFORMATION:
Combined Statements of Income, of Changes in Equity and of
  Cash Flows of Waterhouse Securities Group (a combination
  of certain businesses of Waterhouse Investor Services,
  Inc.) for the twelve month period ended October 31,
  1996......................................................    F-26
Notes to the Combined Financial Statements..................    F-29
Report of Independent Accountants...........................    F-35

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholder of
TD Waterhouse Group, Inc.

     In our opinion, the accompanying combined statements of financial condition and the related combined statements of income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of TD Waterhouse Group, Inc. (a combination of certain businesses of The Toronto-Dominion Bank) at October 31, 1997 and 1998, and the results of its operations and cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
New York, New York
April 29, 1999

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

                   COMBINED STATEMENTS OF FINANCIAL CONDITION
                                 (IN THOUSANDS)

                                                         OCTOBER 31,    OCTOBER 31,     APRIL 30,
                                                            1997           1998           1999
                                                         -----------    -----------    -----------
                                                                                       (UNAUDITED)
ASSETS
Cash and cash equivalents............................    $  291,511     $  522,029     $  671,286
Securities owned, at market value....................        66,549         76,279         63,407
Receivable from brokers and dealers..................       113,795         71,717        199,251
Receivable from customers............................     1,757,019      2,556,182      5,096,753
Deposits paid for securities borrowed................       170,837        232,685        696,708
Receivable from affiliates...........................        71,760         82,038        106,672
Deposits with clearing organizations.................         4,975         15,914         26,192
Fixed assets, net of accumulated depreciation........        19,798         27,604         33,714
Goodwill, net of accumulated amortization............       413,314        672,516        657,374
Other assets.........................................        37,036         41,772         77,025
                                                         ----------     ----------     ----------
  Total assets.......................................    $2,946,594     $4,298,736     $7,628,382
                                                         ==========     ==========     ==========
LIABILITIES AND EQUITY
LIABILITIES
Bank loans and overdrafts............................    $   18,575     $   31,183     $  232,728
Deposits received for securities loaned..............       916,700      1,033,964      3,780,347
Securities sold, not yet purchased...................         7,095          4,987          7,848
Payable to brokers and dealers.......................        94,371        152,865        140,553
Payable to customers.................................     1,190,480      1,947,430      2,010,910
Payable to affiliates................................         5,672         36,181         27,053
Accrued compensation, taxes payable and other
  liabilities........................................        94,182         96,991        238,536
                                                         ----------     ----------     ----------
  Total liabilities..................................     2,327,075      3,303,601      6,437,975
                                                         ----------     ----------     ----------
Commitments and contingent liabilities (Notes 6, 8
  and 12)
EQUITY
Equity...............................................       619,763        994,452      1,190,234
Accumulated other comprehensive income...............          (244)           683            173
                                                         ----------     ----------     ----------
  Total equity.......................................       619,519        995,135      1,190,407
                                                         ----------     ----------     ----------
  Total liabilities and equity.......................    $2,946,594     $4,298,736     $7,628,382
                                                         ==========     ==========     ==========

    The accompanying notes are an integral part of these combined financial statements.

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)
                         COMBINED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                                 FOR THE
                                                                            SIX MONTHS ENDED
                                          FOR THE YEAR ENDED OCTOBER 31,        APRIL 30,
                                          ------------------------------   -------------------
                                            1996       1997       1998       1998       1999
                                          --------   --------   --------   --------   --------
                                          (NOTE 1)                             (UNAUDITED)
REVENUES
Commissions and fees...................   $104,688   $313,572   $409,432   $192,112   $328,678
Mutual fund and related revenue........      8,288     35,762     59,022     23,386     43,595
Net interest revenue...................     31,826     68,874    117,733     52,668     73,315
Other..................................     22,607     28,424     28,274     13,745     18,445
                                          --------   --------   --------   --------   --------
  Total revenues.......................    167,409    446,632    614,461    281,911    464,033
                                          --------   --------   --------   --------   --------
EXPENSES
Employee compensation and benefits.....     40,432    138,261    183,377     88,560    130,321
Execution and clearing costs...........     21,954     63,316     95,523     41,450     68,103
Occupancy and equipment................     14,306     43,485     56,596     26,396     36,801
Advertising and marketing..............      5,118     18,511     33,184     15,819     24,056
Communications.........................      9,983     22,981     30,809     13,916     22,716
Amortization of goodwill...............      1,633     21,630     33,000     15,363     18,563
Professional fees......................      5,388     14,871     15,350      7,194     10,248
Other..................................     14,420     44,956     63,144     26,925     60,211
                                          --------   --------   --------   --------   --------
  Total expenses.......................    113,234    368,011    510,983    235,623    371,019
                                          --------   --------   --------   --------   --------
Income before income taxes.............     54,175     78,621    103,478     46,288     93,014
Income tax provision...................     24,556     42,416     54,765     24,954     42,985
                                          --------   --------   --------   --------   --------
  NET INCOME...........................   $ 29,619   $ 36,205   $ 48,713   $ 21,334   $ 50,029
                                          ========   ========   ========   ========   ========

    The accompanying notes are an integral part of these combined financial statements.

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)
                    COMBINED STATEMENTS OF CHANGES IN EQUITY
                                 (IN THOUSANDS)

                                                                                  COMPREHENSIVE
                                                                      EQUITY         INCOME
                                                                    ----------    -------------
Balance at October 31, 1995............................             $   51,836
  Net income...........................................                 29,619       $29,619
  Dividend to Parent...................................                 (3,259)
  Capital contributions................................                389,760
  Translation adjustment arising during the period, net
     of taxes..........................................                   (545)         (545)
                                                                    ----------
Total Equity at October 31, 1996.......................                467,411
                                                                                     -------
Total comprehensive income as of October 31, 1996......                              $29,074
                                                                                     =======
  Net income...........................................                 36,205       $36,205
  Capital Contributions................................                115,322
  Translation adjustment arising during the period, net
     of taxes..........................................                    581           581
                                                                    ----------
Total Equity at October 31, 1997.......................                619,519
                                                                                     -------
Total comprehensive income as of October 31, 1997......                              $36,786
                                                                                     =======
  Net income...........................................                 48,713       $48,713
  Capital Contributions................................                325,976
  Translation adjustment arising during the period, net
     of taxes..........................................                    927           927
                                                                    ----------
Total Equity at October 31, 1998.......................                995,135
                                                                                     -------
Total comprehensive income as of October 31, 1998......                              $49,640
                                                                                     =======
  Net income (Unaudited)...............................                 50,029       $50,029
  Capital Contributions (Unaudited)....................                145,753
  Translation adjustment arising during the period, net
     of taxes (Unaudited)..............................                   (510)         (510)
                                                                    ----------
Total Equity at April 30, 1999 (Unaudited).............             $1,190,407
                                                                    ----------
                                                                                     -------
Total comprehensive income as of April 30, 1999
  (Unaudited)..........................................                              $49,519
                                                                                     =======

    The accompanying notes are an integral part of these combined financial statements.

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)
                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                     FOR THE
                                                                                 SIX MONTHS ENDED
                                           FOR THE YEAR ENDED OCTOBER 31,           APRIL 30,
                                         ----------------------------------   ----------------------
                                           1996        1997         1998        1998         1999
                                         --------   -----------   ---------   ---------   ----------
                                         (NOTE 1)                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.............................  $ 29,619   $    36,205   $  48,713   $  21,334   $   50,029
Adjustments to reconcile net income to
  cash (used in)/provided by operating
  activities:
Depreciation and amortization..........     1,633        28,649      42,855      19,993       24,636
(Increases) decreases in operating
  assets:
  Securities owned.....................   (35,310)       (4,327)     (9,730)    (11,027)      12,872
  Receivable from brokers and
     dealers...........................   (32,157)      (52,625)     42,078     (19,422)    (127,534)
  Receivable from customers............   (88,578)   (1,329,202)   (799,163)   (963,384)  (2,540,571)
  Deposits paid for securities
     borrowed..........................    56,798       (48,937)    (61,848)   (892,537)    (464,023)
  Receivable from affiliates...........     7,557       (71,760)    (10,278)     71,760      (24,634)
  Deposits with clearing
     organizations.....................        --        (4,975)    (10,939)     (8,401)     (10,278)
  Other assets.........................      (728)      (27,799)     (4,736)    (13,590)     (35,254)
Increases (decreases) in operating
  liabilities:
  Bank loans and overdrafts............        --        18,575      12,608       6,425      201,545
  Deposits received for securities
     loaned............................    67,812       776,249     117,264     614,650    2,746,383
  Securities sold, not yet purchased...   (15,958)        7,095      (2,108)      2,006        2,861
  Payable to brokers and dealers.......    75,750         1,220      58,494      91,734      (12,312)
  Payable to customers.................   123,269       570,824     756,950   1,116,570       63,480
  Payable to affiliates................        --         5,672       8,371       8,090       (9,128)
  Accrued compensation, taxes payable
     and other liabilities.............    16,206        36,171       2,809      (9,954)     141,628
                                         --------   -----------   ---------   ---------   ----------
     Cash provided by/(used in)
       operating activities............   205,913       (58,965)    191,340      34,247       19,700
                                         --------   -----------   ---------   ---------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of furniture, equipment and
  leasehold improvements...............        --       (26,817)    (17,661)    (10,459)     (12,183)
Acquisitions of businesses, net of
  assets acquired and liabilities
  assumed..............................  (393,085)      (16,726)   (292,202)   (203,085)      (3,421)
                                         --------   -----------   ---------   ---------   ----------
     Cash used in investing
       activities......................  (393,085)      (43,543)   (309,863)   (213,544)     (15,604)
                                         --------   -----------   ---------   ---------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Subordinated debt with affiliate.......        --            --      22,138      20,133          (82)
Dividend to Parent.....................    (3,259)           --          --          --           --
Capital contribution from Parent.......   389,760       115,322     325,976     159,004      145,753
                                         --------   -----------   ---------   ---------   ----------
     Cash provided by financing
       activities......................   386,501       115,322     348,114     179,137      145,671
                                         --------   -----------   ---------   ---------   ----------
Effect of exchange rate differences in
  cash and cash equivalents............      (545)          581         927       1,348         (510)
                                         --------   -----------   ---------   ---------   ----------
Increase in cash and cash
  equivalents..........................   198,784        13,395     230,518       1,188      149,257
Cash and cash equivalents, beginning of
  period...............................    79,332       278,116     291,511     291,511      522,029
                                         --------   -----------   ---------   ---------   ----------
Cash and cash equivalents, end of
  period...............................  $278,116   $   291,511   $ 522,029   $ 292,699   $  671,286
                                         ========   ===========   =========   =========   ==========
Supplemental disclosures of cash flow
  information
  Cash paid for interest...............  $ 24,492   $    36,854   $ 107,197   $  29,458   $   48,971
                                         ========   ===========   =========   =========   ==========
  Cash paid for income taxes...........  $ 28,613   $    38,615   $  55,677   $  22,059   $   32,373
                                         ========   ===========   =========   =========   ==========

    The accompanying notes are an integral part of these combined financial statements.

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

1.   ORGANIZATION AND DESCRIPTION OF THE BUSINESS

     On March 31, 1999, the Board of Directors of The Toronto-Dominion Bank ("TD Bank") approved the initial public offering of TD Bank's global discount brokerage business. The accompanying financial statements include the entities and divisions described below which comprise TD Bank's global discount brokerage business for all periods during which they were under TD Bank's control (Note
3). The financial statements for the year ended October 31, 1996 include only the results of operations and cash flows of Green Line, as defined below. The separate financial statements of Waterhouse, as defined below, which was acquired effective October 31, 1996, have been included as supplemental information.

     The TD Bank's global discount brokerage business consists of the following entities and divisions:

     Waterhouse Securities Group ("Waterhouse")

     - Waterhouse Securities, Inc. ("WSI"), a U.S. registered broker-dealer which provides discount brokerage services to retail customers in the U.S.

     - National Investor Services, Corp. ("NISC"), a U.S. registered broker-dealer which provides execution and clearance services for affiliates, including WSI, and third-party broker-dealers.

     - Waterhouse Asset Management, Inc. ("WAM"), a U.S. registered investment advisor which provides investment advice to a series of affiliated mutual funds.

     - Waterhouse, Nicoll & Associates, Inc. ("WNA"), a U.S. based advertising firm which places advertising for affiliates.

     Green Line Group ("Green Line")

     - Green Line Investor Services (Canada) ("GLIS-Canada"), a division of TD Securities Inc. which provides discount brokerage services to retail clients in Canada and the U.S.

     - TD Securities Services ("TDSS"), a division of TD Bank which provides execution and clearance services to GLIS-Canada, TD Securities Inc., TD Bank and third-party broker-dealers.

     - Green Line Investor Services (Europe) Limited ("GLIS-UK"), a registered broker-dealer which provides discount brokerage services to customers in the United Kingdom.

     - Green Line Investor Services (Hong Kong) Inc. ("GLIS-HK"), a registered broker-dealer which provides discount brokerage services to customers located in Asia.

     - Green Line Investor Services Limited ("GLIS-Australia"), a registered broker-dealer which provides discount brokerage services to customers located in Australia.

     As more fully discussed in Note 17, through a series of transactions, TD Bank will reorganize the aforementioned entities and divisions under the ownership of its indirect wholly owned subsidiary TD Waterhouse Group, Inc. (the "Company") a Delaware corporation, which, immediately after such reorganization, will commence with an initial public offering of its common stock. Hereafter, references to the "Company" will refer to TD Waterhouse Group, Inc. and the entities and divisions comprising TD Bank's global discount brokerage business on a combined basis.

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

     As more fully discussed in Note 14, certain expenses related to corporate overhead costs have been allocated to the Company by TD Bank. In the opinion of management, the methods used to allocate such expenses are reasonable for purposes of preparing the accompanying combined financial statements.

     The Company is one of the largest discount brokers in the world and provides securities and mutual fund investment services to retail customers located in the United States, Canada, Australia, the United Kingdom and Hong Kong. The Company also provides clearing and execution services for other broker-dealers in the United States and Canada and through WAM, acts as investment advisor to a series of proprietary mutual funds.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of the Company and the entities and divisions comprising TD Bank's global discount brokerage business, described in Note 1, on a combined basis for all periods during which they were under TD Bank's control (Note 3). All significant transactions and balances between and among the combined entities and divisions have been eliminated in the combination. The accompanying financial statements of the Company for the year ended October 31, 1996 include only the results of operations and cash flows of Green Line. The separate financial statements of Waterhouse, which was acquired effective October 31, 1996, have been included as supplemental information.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     COMMISSIONS AND FEES

     Customers' securities transactions are recorded on a settlement date basis with commission revenue and related expenses recorded on a trade date basis. Fees consist primarily of payments from market makers and exchanges for directing order executions, and clearing fees.

     MUTUAL FUND AND RELATED REVENUE

     Mutual fund and related revenue consists of fees earned for providing investment advisory services to a series of related mutual funds, and trailer fees for services provided to third party mutual funds, affiliated mutual funds and an affiliated bank. Such revenue is recorded when earned.

     NET INTEREST REVENUE

     The Company reports interest revenue, which primarily arises from margin loans to customers, net of the related financing cost (interest expense). For the years ended October 31, 1996, 1997 and 1998 and for the six months ended April 30, 1998 (unaudited) and 1999 (unaudited), interest expense was $40,921, $39,422, $110,175, $47,698 (unaudited) and $75,594 (unaudited), respectively.

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

     ADVERTISING AND MARKETING

     Advertising and marketing costs are expensed as incurred.

     DEPRECIATION AND AMORTIZATION OF FIXED ASSETS

     Depreciation of capitalized furniture and equipment is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful life. Fixed assets are stated at cost net of accumulated depreciation and amortization of $10,332, $14,156 and $18,733 (unaudited) at October 31, 1997 and 1998 and April 30, 1999 (unaudited), respectively. Depreciation and amortization expense is included in occupancy and equipment expense in the combined statements of income. The Company recorded depreciation and amortization of $7,019, $9,855, $4,630 (unaudited), and $6,073 (unaudited) for the years ended October 31, 1997 and 1998 and for the six months ended April 30, 1998 (unaudited) and 1999 (unaudited), respectively.

     GLIS-Canada has been charged rental expense for its use of equipment and other fixed assets, which are owned by TD Bank. (See also Note 14.) The rental expense approximates the depreciation on such equipment. The Company was charged $5,857, $7,942, $7,584, $4,072 (unaudited), and $3,399 (unaudited) for the years ended October 31, 1996, 1997 and 1998 and for the six months ended April 30, 1998 (unaudited) and 1999 (unaudited) respectively, which has been included in occupancy and equipment expense in the combined statements of income.

     ACQUISITIONS AND GOODWILL

     All business combinations have been accounted for under the purchase method and accordingly, the excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill on the combined statements of financial condition. Pursuant to the purchase method, the results of operations, changes in equity and cash flows of acquired companies and businesses are included in combined operations only for those periods following the date of their acquisition. (Note 3)

     Goodwill arising from acquisitions of businesses is amortized on a straight-line basis over a period of no more than twenty years. Goodwill is stated at cost, net of accumulated amortization of $24,341, $57,341 and $75,904 (unaudited) at October 31, 1997 and 1998 and April 30, 1999 (unaudited), respectively.

     INCOME TAXES

     The Company's U.S. operations are included in the consolidated federal income tax returns filed by an affiliate in the U.S. and the Company's Canadian operations are included in the federal income tax returns filed by TD Bank or TD Securities Inc. in Canada. The Company files separate income tax returns in other countries. The Company determines its provision for federal income taxes as if it were to file separate income tax returns. In the U.S., the Company also files combined state and local income tax returns with an affiliate. In Canada, the Canadian operations are also included in the provincial tax returns filed by TD Bank or TD Securities Inc.

     The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates. Deferred tax expenses and benefits are recognized in the combined statements of income for changes in deferred tax assets and liabilities.

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

     CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less (except for amounts designated as securities owned) to be cash equivalents.

     SECURITIES OWNED

     Securities owned and securities sold, not yet purchased are recorded on a trade date basis and primarily represent U.S. and Canadian government securities, other debt instruments, equity securities and mutual fund positions and are carried at fair value with unrealized gains and losses reported in income.

     FINANCING TRANSACTIONS

     Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

     FOREIGN CURRENCY TRANSLATION

     Assets and liabilities of foreign entities and divisions are translated based on the end of period exchange rates from local currency to U.S. dollars. Results of operations are translated at the average exchange rates in effect during the period. The resulting gains or losses are reported as a component of equity on the combined statements of financial condition.

     SEGMENT INFORMATION

     Statement of Financial Accounting Standards ("SFAS") No. 131 Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating and geographic segments of the Company's business. Currently, the nature and extent of the Company's operations are such that it operates in only one reportable segment as a provider of discount brokerage services. Information regarding the Company's geographic segments is set forth in Note 15.

     UNAUDITED INTERIM FINANCIAL INFORMATION

     The combined financial information at April 30, 1999 and for the six months ended April 30, 1998 and 1999 is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results of such periods.

3.   ACQUISITIONS

     The Company has been active in acquiring discount brokerage businesses. A description of the Company's more significant acquisitions, including the date acquired, purchase price (including acquisition costs) and goodwill recognized, is as follows:

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

     Marathon Brokerage, a division of First Marathon Securities Limited, a Canadian discount brokerage firm, was acquired in October 1993 for $46 million and its operations were merged into GLIS-Canada. The $42 million excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill.

     Waterhouse Investor Services, Inc. ("WISI"), a U.S. bank holding company and nationwide discount brokerage firm, was acquired by TD Bank in October 1996 for cash and TD Bank common stock. For purposes of preparing the combined financial statements of the Company, the discount brokerage business of WISI, which included WSI, NISC, WAM and WNA, was assumed to be contributed by TD Bank to the Company as of the close of business on October 31, 1996. The $390 million excess of the purchase price assigned to the discount brokerage business of $525 million, over the fair value of the net assets acquired from WISI and contributed to the Company was recorded by the Company as goodwill. The combined financial statements of WISI's discount brokerage business for the twelve-months ended October 31, 1996 have been included as supplemental information.

     Kennedy Cabot & Co. ("KCC") a discount brokerage firm located in Beverly Hills, California was acquired in November 1997 for approximately $163 million and its operations were merged into WSI. The acquisition was funded by capital contributions from TD Bank and goodwill of $159 million was recorded.

     Pont Securities ("Pont") and Rivkin, Croll, Smith ("Rivkin"), Australian based discount brokerage firms, were acquired during fiscal year 1997 and 1998, respectively, for an aggregate price of $42 million and their operations were reorganized to create GLIS-Australia. The $38 million excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill.

     Jack White & Co. ("Jack White") a discount brokerage firm, based in San Diego, California was acquired in May 1998 for $106 million and its operations were merged into WSI. The acquisitions were funded by capital contributions from TD Bank and the $102 million excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill.

     Gall & Eke ("G&E") a UK based discount brokerage firm, was acquired in September 1998 for $13 million and merged with GLIS-UK. The $11 million excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill.

     Pursuant to the purchase method of accounting, the accompanying combined statements of income only reflect the results of operations of the aforementioned entities and businesses subsequent to the date of acquisition. The following supplemental pro forma information has been prepared to give effect to the acquisition as of the beginning of the fiscal year preceding the fiscal year in which the acquisition occurred.

                                                       FISCAL 1996(1)   FISCAL 1997(2)   FISCAL 1998(3)
                                                       --------------   --------------   --------------
Pro forma revenues..................................      $376,601         $581,991         $650,908
                                                          ========         ========         ========
Pro forma net income................................      $ 26,542         $ 51,050         $ 47,749
                                                          ========         ========         ========

---------------

(1) Adjusted to reflect the acquisitions of Waterhouse and Pont as of November 1, 1995.

(2) Adjusted to reflect the acquisition of Pont, Rivkin, KCC, Jack White and G&E as of November 1, 1996.

(3) Adjusted to reflect the acquisitions of Rivkin, KCC, Jack White and G&E as of November 1, 1997.

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

4.   RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS

     Receivables from and payables to brokers and dealers are comprised of the following:

                                                           OCTOBER 31,    OCTOBER 31,     APRIL 30,
                                                              1997           1998           1999
                                                           -----------    -----------    -----------
                                                                                         (UNAUDITED)
Receivable
  Securities failed to deliver.........................     $ 93,004       $ 40,743       $188,701
  Clearing and other fees..............................       11,815         14,463          7,048
  Other................................................        8,976         16,511          3,502
                                                            --------       --------       --------
                                                            $113,795       $ 71,717       $199,251
                                                            ========       ========       ========
Payable
  Securities failed to receive                              $ 93,119       $126,060       $113,873
  Other                                                        1,252         26,805         26,680
                                                            --------       --------       --------
                                                            $ 94,371       $152,865       $140,553
                                                            ========       ========       ========

5.   RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

     Receivables from customers are generally collateralized by marketable securities. Receivables from customers are reported net of unsecured or partially secured amounts over 30 days recorded as an allowance for doubtful accounts of $2,619, $4,731, and $9,931 (unaudited) as of October 31, 1997 and 1998, and April 30, 1999 (unaudited), respectively.

     Payables to customers primarily represent free credit balances in customers' accounts. The Company pays customers interest on certain free credit balances at a rate based on prevailing short-term money market rates. Interest expense for the years ended October 31, 1996, 1997 and 1998 and for the six months ended April 30, 1998 (unaudited) and 1999 (unaudited) was $25,196, $17,898, $58,226, $26,205 (unaudited) and $34,146 (unaudited), respectively.

6.   FINANCING ACTIVITIES

     Bank loans and overdrafts primarily represent short-term borrowings in the U.S. which bear interest at rates based primarily on the Federal funds rate. The loans are generally collateralized by customers' margin securities valued at approximately $99,258, $115,448, and $786,084 (unaudited) as of October 31, 1997 and 1998, and April 30, 1999 (unaudited), respectively. The following is a summary of comparative bank loan data:

                                                           OCTOBER 31,    OCTOBER 31,     APRIL 30,
                                                              1997           1998           1999
                                                           -----------    -----------    -----------
                                                                                         (UNAUDITED)
Average amount outstanding during the period...........     $ 17,843       $ 24,068       $135,239
Maximum amount outstanding during the period...........       79,400        230,900        344,400
Weighted average interest rate at period-end...........         6.02%          5.85%          5.30%
Weighted average interest rate during the period.......         5.83%          5.88%          5.22%

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

     Waterhouse maintains available bank credit lines totaling $255,000, $255,000, and $405,000 (unaudited) at October 31, 1997 and 1998 and April 30,
1999 (unaudited), respectively. Included within the April 30, 1999 (unaudited) balance is a bank credit line of $150,000 with TD Bank. All the lines require collateralization and bear interest at a rate based on the Federal funds rate. At October 31, 1997 and 1998 and April 30, 1999 (unaudited) Waterhouse had drawn down $16,900, $400 and $182,300 (unaudited), respectively, on these credit lines. GLIS-Canada has received unsecured letters of credit agreements with TD Bank on behalf of two clearing organizations totalling $36,955, $47,369, and $99,897 (unaudited) at October 31, 1997, 1998 and April 30, 1999 (unaudited), respectively. GLIS-Canada pays an annual fee of 25 basis points on the notional value of the letters of credit which amounted to $130, $191, $244, $116 (unaudited), and $140 (unaudited) for the years ended October 31, 1996, 1997 and 1998, and the six months ended April 30, 1998 (unaudited) and 1999 (unaudited), respectively. There were no borrowings outstanding under these lines at October 31, 1997, 1998 and April 30, 1999 (unaudited).

     Deposits received for securities loaned primarily represent short term collateralized financing transactions which bear interest based on prevailing market rates (rate of 5.28%, 5.02%, and 4.63% (unaudited) at October 31, 1997 and 1998, and April 30, 1999 (unaudited), respectively. In addition, Green Line acts as an intermediary between lenders and borrowers of securities and earns a net interest spread on stock loan and stock borrow transactions.

7.   STOCK OPTIONS

     Certain employees of the Company participate in TD Bank's stock option plan. Under TD Bank's stock option plan, options on TD Bank common shares are issued to certain employees of the Company for terms of 10 years, vesting over a four-year period and exercisable at the market price of the shares on the date the options were issued. During 1997, the plan was modified to allow employees to elect to receive cash for the options equal to their intrinsic value, being the difference between the option exercise price and the current market value of the shares. Pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, the Company records compensation expense based on the annual change in the intrinsic value of the stock options. The Company recorded compensation expense (income) in the amount of, $5,478, $(117), $2,739 (unaudited) and $5,321 (unaudited) for the years ended October 31, 1997, 1998 and the six month periods ended April 30, 1998 (unaudited) and 1999 (unaudited), respectively, for employee stock options. No compensation expense was recognized for fiscal years prior to 1997. Outstanding options have exercise prices ranging from $11.23 to $42.00, they have a weighted average remaining contractual life of 8.6 years, and they expire on dates ranging from April 2003 to December 2008.

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

     A summary of the Company's portion of stock option activity and related information of TD Bank is as follows:

                                                                                                            WEIGHTED
                                        WEIGHTED             WEIGHTED             WEIGHTED                   AVERAGE
                              OCTOBER   AVERAGE    OCTOBER   AVERAGE    OCTOBER   AVERAGE       APRIL       EXERCISE
                                31,     EXERCISE     31,     EXERCISE     31,     EXERCISE    30, 1998        PRICE
                               1996      PRICE      1997      PRICE      1998      PRICE     (UNAUDITED)   (UNAUDITED)
                              -------   --------   -------   --------   -------   --------   -----------   -----------
Number outstanding,
 beginning of period.......   208,282    $13.84    291,056    $15.14    410,896    $17.59      410,896       $17.59
Granted....................   100,400     17.33    194,300     25.33    250,900     41.58      250,900        42.95
Exercised..................   (14,875)    13.54    (69,475)    13.63    (48,650)    14.47      (18,148)       23.81
Forfeited..................   (2,751)     15.27    (4,985)     18.07    (1,049)     20.03         (626)       20.76
                              -------    ------    -------    ------    -------    ------      -------       ------
Number outstanding, end of
 period....................   291,056    $15.14    410,896    $17.59    612,097    $21.47      643,022       $27.28
                              -------    ------    -------    ------    -------    ------      -------       ------
Exercisable, end of
 period....................   89,848     $13.92    178,402    $14.40    227,617    $15.09      244,896       $15.42
                              =======    ======    =======    ======    =======    ======      =======       ======

                                            WEIGHTED
                                             AVERAGE
                                APRIL       EXERCISE
                              30, 1999        PRICE
                             (UNAUDITED)   (UNAUDITED)
                             -----------   -----------
Number outstanding,
 beginning of period.......    612,097       $21.47
Granted....................    336,700        33.71
Exercised..................    (35,591)       14.82
Forfeited..................     (4,073)       31.99
                               -------       ------
Number outstanding, end of
 period....................    909,133       $30.59
                               -------       ------
Exercisable, end of
 period....................    275,098       $23.29
                               =======       ======

8.   COMMITMENTS AND CONTINGENT LIABILITIES

     The Company leases office space and equipment under noncancellable operating leases with third parties and affiliates (Note 14) extending for periods in excess of one year. Future minimum rental commitments under such leases as of October 31, 1998 and April 30, 1999 are as follows:

                                                               OCTOBER 31,     APRIL 30,
                                                                  1998           1999
                                                               -----------    -----------
                                                                              (UNAUDITED)
Year ending October 31, 1999...............................      $20,486        $12,337
Year ending October 31, 2000...............................       19,134         19,486
Year ending October 31, 2001...............................       13,718         13,944
Year ending October 31, 2002...............................       11,281         11,501
Year ending October 31, 2003...............................        7,496          7,697
Thereafter.................................................       13,929         16,134
                                                                 -------        -------
                                                                 $86,044        $81,099
                                                                 =======        =======

     Rental expense amounted to approximately, $11,181, $15,081 and $22,300 for the years ended October 31, 1996, 1997 and 1998, respectively, and $9,891 (unaudited) and $13,849 (unaudited) for the six months ended April 30, 1998 (unaudited) and 1999 (unaudited), respectively.

     Securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

     The Company and several other discount brokers providing online trading services have received a letter from the New York State Office of the Attorney General dated February 2, 1999 requesting that WSI provide certain documents and make certain employees available to discuss complaints that the Attorney General's office has received regarding system outages or failures of online brokerage services. The Company has met with representatives of the Attorney General's office, has provided certain information to them and is continuing to produce information as requested. In addition, the Company also understands that the Securities and Exchange Commission ("SEC") and other federal and state regulatory authorities are conducting inquiries into or reviewing similar matters.

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

     The Company recently received correspondence from the SEC's Office of Compliance, Inspections and Examinations, which conducts examinations of registered broker-dealers, requesting information with respect to the Company's execution policies and practices regarding the handling of customer orders. The Company understands that other discount brokerage firms have received similar correspondence from the SEC. The Company has provided and will continue to provide information and documentation to the SEC regarding the policies and practices in this area. In response to concerns raised by the SEC staff regarding the practices followed by a number of brokerage firms, including the Company, to obtain best execution of trades for customers, the Company has engaged in an ongoing review of the Company's practices and policies in the area in order to assure that it is in compliance with applicable rules. Communications between the Company and the SEC staff on this subject are ongoing.

     In the normal course of conducting its securities business, the Company has been named as a defendant in certain lawsuits, claims and legal actions. In the opinion of management, after consultation with outside legal counsel, the ultimate outcome of pending litigation matters and the inquiries described above will not have a material adverse effect on the financial condition or results of operations of the Company.

9.   NET CAPITAL REQUIREMENTS

     As registered broker-dealers and members of the New York Stock Exchange, WSI and NISC are subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. At October 31, 1997 and 1998, and April 30, 1999 (unaudited), WSI and NISC were both in compliance with their respective capital requirements and had net capital of $7,455, $15,339 and $15,704 (unaudited), and $84,792, $160,314 and $346,677 (unaudited), respectively, which was $6,352, $13,299 and $12,584 (unaudited), and $61,086, $118,269 and $257,059 (unaudited), respectively, in excess of their required net capital.

     Subsequent to the reorganization described in Note 17, GLIS-Canada will be a member of the Investment Dealers Association of Canada ("IDA"), and will be required to meet the risk adjusted capital rules which require the maintenance of minimum risk adjusted capital of Cdn. $250 (US$172 at April 30, 1999). Previously, as a division of TD Securities Inc., GLIS-Canada was not subject to the IDA risk adjusted capital rules and therefore did not maintain stand alone minimum risk adjusted capital.

     GLIS-UK, GLIS-Australia and GLIS-Hong Kong were all subject to broker-dealer capital requirements in their respective countries and as of October 31, 1997 and 1998 and April 30, 1999 (unaudited) were in compliance with such requirements, as and when applicable.

10. EMPLOYEE BENEFIT PLANS

     Substantially all of the Company's full-time U.S. employees are eligible to participate in the defined contribution profit sharing and 401(K) plans sponsored by an affiliate. The Company makes discretionary contributions to the profit sharing plan and makes mandatory matching contributions to the 401(K) plan based on a percentage of each employee's contribution up to 6% per pay period of the employee's compensation. The total expense recognized by the Company for contributions to the U.S. profit sharing and 401(K) plans for the years ended October 31, 1997 and 1998 and for the six months ended April 30, 1998 (unaudited) and 1999 (unaudited) were $5,035, $6,400, $3,060 (unaudited) and $4,724 (unaudited), respectively. There were no contributions made to the plans in 1996.

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

     Substantially all of the Company's Canadian employees are eligible to participate in TD Bank's pension plan. In TD Bank's pension plan, membership is voluntary and funding is provided by contributions from TD Bank and members of the plan. Each year, actuarial valuations are made of the pension plans maintained by TD Bank to determine the present value of the accrued pension benefits. Pension plan assets are valued at market values. Pension costs are determined based upon separate accrued valuations using the projected benefit method pro-rated on service and TD Bank management's estimates rather than on valuations for funding purposes. There is no separate actuarial valuation for the Company but the Company is charged its portion of pension expense from TD Bank. Pension expense (income) includes the cost of pension benefits for the current year's service, interest expense on pension liabilities, income on plan assets and the amortization of pension adjustments on a straight-line basis over the expected average remaining service life of TD Bank's employee group. The Company's pro-rata share of TD Bank's pension cost (income) was ($60), ($341), ($182), and ($100) (unaudited) for the years ended October 31, 1996, 1997, 1998 and the six months ended April 30, 1998 (unaudited) and $638 (unaudited) for the six months ended April 30, 1999 (unaudited), respectively.

     TD Bank also provides the Company's Canadian employees with certain health care and life insurance benefits for its employees upon retirement. Eligible employees are those who retire from TD Bank and the Company at normal retirement age.

11. INCOME TAXES

     Income tax expense consists of the following:

                                                                             SIX MONTHS ENDED
                                              YEAR ENDED OCTOBER 31,            APRIL 30,
                                           -----------------------------    ------------------
                                            1996       1997       1998       1998       1999
                                           -------    -------    -------    -------    -------
                                                                               (UNAUDITED)
Current:
  Federal..............................    $    --    $12,099    $27,392    $ 8,940    $25,064
  State................................         --      2,074      4,696      1,533      4,297
  Foreign..............................     24,230     20,544     21,180     10,093     11,893
                                           -------    -------    -------    -------    -------
  Total Current........................     24,230     34,717     53,268     20,566     41,254
                                           -------    -------    -------    -------    -------
Deferred:
  Federal..............................         --      6,363      1,149      3,532      1,250
  State................................         --      1,091        197        606        214
  Foreign..............................        326        245        151        250        267
                                           -------    -------    -------    -------    -------
  Total Deferred.......................        326      7,699      1,497      4,388      1,731
                                           -------    -------    -------    -------    -------
Total Income Tax Expense...............    $24,556    $42,416    $54,765    $24,954    $42,985
                                           =======    =======    =======    =======    =======

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

     The temporary differences which have created deferred tax assets and liabilities, included in other assets on the combined statements of financial condition, are detailed below:

                                                                 OCTOBER 31,         APRIL 30,
                                                              ------------------    -----------
                                                               1997       1998         1999
                                                              -------    -------    -----------
                                                                                    (UNAUDITED)
Deferred tax assets:
  Depreciation and amortization...........................    $ 1,206    $   645      $   693
  Accruals and allowances.................................      1,893      2,269        1,761
                                                              -------    -------      -------
  Total deferred tax assets...............................      3,099      2,914        2,454
                                                              -------    -------      -------
Deferred tax liabilities:
  Goodwill and other......................................         --     (1,312)      (2,583)
                                                              -------    -------      -------
  Total deferred tax liabilities..........................         --     (1,312)      (2,583)
                                                              -------    -------      -------
Net deferred tax asset/(liability)........................    $ 3,099    $ 1,602      $  (129)
                                                              =======    =======      =======

     The Company determined that no valuation allowance against deferred tax assets at October 31, 1997 and 1998, and April 30, 1999 (unaudited) was necessary.

     The following is a reconciliation of the provision for income taxes and the amount computed by applying the U.S. Federal statutory rate to income before income taxes.

                                                                                       FOR THE SIX MONTHS
                                                    FOR THE YEAR ENDED OCTOBER 31,      ENDED APRIL 30,
                                                   --------------------------------    ------------------
                                                     1996        1997        1998       1998       1999
                                                   --------    --------    --------    -------    -------
                                                                                          (UNAUDITED)
U.S. Federal statutory income tax rate.........     35.0%       35.0%       35.0%       35.0%      35.0%
State and local income taxes, net of
  Federal income tax benefit...................        --         3.5         4.8         3.0        3.2
Foreign Provincial income taxes................      10.0         6.7         6.7         8.4        4.3
Amortization of goodwill.......................       0.3         8.7         6.4         7.5        3.7
                                                    -----       -----       -----       -----      -----
                                                    45.3%       53.9%       52.9%       53.9%      46.2%
                                                    =====       =====       =====       =====      =====

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

     In the normal course of business, the Company is exposed to off-balance-sheet risk. The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

     In the normal course of business, the Company may deliver securities as collateral in support of various secured financing sources such as bank loans and deposits received for securities loaned. Additionally, the Company delivers customer securities as collateral to satisfy margin deposits of various clearing organizations. In the event the counterparty is unable to meet its contracted obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities in order to return them to the owner. In

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

such circumstances, the Company may incur a loss up to the amount by which the market value of the securities exceeds the value of the loan or other collateral received or in the possession or control of the Company.

     For transactions in which the Company extends credit to customers and counterparties, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests customers to deposit additional collateral or reduce securities positions, when necessary.

     The Company has a global retail customer base. The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the U.S., Canada, Australia, U.K. and Hong Kong. The majority of the Company's transactions and, consequently, the concentration of its credit exposures are with customers, broker-dealers and other financial institutions in the United States and Canada. These result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels, as appropriate.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, Disclosure about Fair Value of Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the combined statement of financial condition. Management estimates that the aggregate net fair value of all other financial instruments recognized on the combined statements of financial condition (including deposits received for securities loaned, receivables, payables and accruals, and bank loans and overdrafts) approximates their carrying value, as such financial instruments are short term in nature, bear interest at current market rates or are subject to restrictions or other specific provisions which offset their fair value.

14. RELATED PARTY TRANSACTIONS

     The Company transacts business and has extensive relationships with TD Bank, WISI and other affiliates. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. A description of these transactions and relationships is set forth below:

     GENERAL

     Directors, officers and employees of the Company maintain cash and margin accounts with the Company's broker-dealer subsidiaries and execute securities transactions through these firms in the ordinary course of business. As of October 31, 1997 and 1998, and April 30, 1999 (unaudited), receivable from customers includes $6,162, $15,264, and $29,994 (unaudited), respectively, representing accounts of executive officers and directors. As of October 31, 1997 and 1998, and April 30, 1999 (unaudited), payable to customers

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

includes $380, $1,621 and $3,607 (unaudited), respectively, representing accounts of executive officers and directors.

     The Company, where possible, utilizes the commercial banking and related services of TD Bank and its affiliates, which are provided to the Company at standard commercial rates for the services provided.

     As more fully discussed in Note 11, the Company's U.S. operations are included in the consolidated federal income tax returns and combined state and local income tax returns of an affiliate filed in the U.S. and its Canadian operations are included in income tax returns filed by TD Bank or TD Securities Inc. in Canada. The provisions recorded by the Company for income taxes in the U.S. and Canada do not differ materially from the provisions that would have resulted had the Company filed separate income tax returns.

     WATERHOUSE

     WAM acts as investment advisor and provides various administrative and shareholder services to a series of proprietary mutual funds. WAM receives fees from the funds based primarily on the average daily net asset value of the funds, but may, at its discretion, choose to waive all or a portion of the fees at any time.

     WAM also provides investment advisory services to Waterhouse National Bank ("WNB"), an affiliated commercial bank, with respect to WNB's investments in fixed income securities and receives fees based on the market value of the assets under management.

     Customers of WSI and NISC may elect to sweep their excess cash balances held in their brokerage accounts into an FDIC insured money market account offered by WNB. In connection with this arrangement, WSI and NISC provide WNB with record keeping and shareholder services and as compensation receive a fee based on the average daily cash balance that their customers maintain at WNB.

     Fee income related to the aforementioned transactions and relationships of Waterhouse have been included in Mutual fund and related revenue in the accompanying combined statements of income and the corresponding amounts are as follows:

                                                                                FOR THE
                                             FOR THE YEAR ENDED             SIX MONTHS ENDED
                                                OCTOBER 31,                    APRIL 30,
                                      --------------------------------    --------------------
                                        1996        1997        1998        1998        1999
                                      --------    --------    --------    --------    --------
                                                                              (UNAUDITED)
Fees..............................    $     --    $ 17,253    $ 23,719    $ 10,488    $ 21,143
Fees waived.......................          --      (1,331)     (3,894)     (1,611)     (5,037)
                                      --------    --------    --------    --------    --------
Fee income........................    $     --    $ 15,922    $ 19,825    $  8,877    $ 16,106
                                      ========    ========    ========    ========    ========

     Commencing in fiscal 1998, NISC provided clearing services to a U.S. affiliate of TD Bank and received clearing fees, at rates approximating those charged to third-party introducing brokers. The income from this relationship was $959 for the year ended October 31, 1998 and $385 (unaudited) and $418 (unaudited) respectively, for the six months ended April 30, 1998 (unaudited) and 1999 (unaudited) which have been included in commissions and fees.

     In addition, the Company, primarily through WSI, provides WNB with various marketing and administrative support services. These services include the marketing of WNB's FDIC insured deposit

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

accounts and various credit products. In addition to these marketing services, WSI provides WNB with various executive and administrative support services. These services include providing office space, audit, tax, human resources, employee benefits and legal. The Company is reimbursed for such services based on a cost recovery basis, which approximates $50 per month or $600 per annum which has been included in Other revenue in the combined statements of income.

     GREEN LINE

     GLIS-Canada sells mutual funds to customers, some of which are managed by TD Asset Management ("TDAM"). TDAM pays trailer fees to the Company based on the net asset value of the mutual funds held by GLIS-Canada's customers.

     GLIS-Canada also pays TD Bank a referral fee for customers introduced by TD Bank's retail bank branches.

     TDSS provides clearing services to TD Bank. Since TDSS was a division of TD Bank during the periods presented in the accompanying financial statements, fees received by TDSS from TD Bank have been determined on a cost recovery basis. Subsequent to the reorganization and initial public offering, fees for such services will be renegotiated at commercial rates.

     All employees involved in the Green Line businesses are employees of TD Bank. TD Bank has allocated compensation expense to the Company based on an estimate of the actual compensation earned by each TD Bank employee that performs services for Green Line, plus an estimate of the related employment benefits applicable to these employees which was based on a percentage of total compensation.

     TD Bank provides significant administrative and other services to Green Line. Charges for these services are calculated on a cost recovery basis. A detailed description of the services is as follows:

     Leases for Green Line's head office and branch locations are negotiated by TD Bank and rental expense is allocated to the Company by TD Bank. The rental charge includes the lease costs, insurance and management and maintenance expenses. Rental amounts are also paid by the Company on TD Bank owned property which Green Line occupies. TD Bank also charges GLIS-Canada for use of their equipment and provides hardware, software, and telephone infrastructure services which are charged to GLIS-Canada based on services used.

     Professional services such as internal audit and legal are provided by TD Bank and charged to the Company at an hourly rate for specific work performed on Green Line's business. TD Bank's systems research and development group works with the Green Line in-house systems group to provide software solutions.

     Overhead costs associated with the following general services are allocated to the Company based on the proportion of Green Line's revenues to the total consolidated TD Bank revenues: payroll services and corporate human resource policy and procedures, financial statement consolidation, business planning, forecasting and tax planning, official external communications which include press releases and annual and quarterly reporting and investor, government and community relations, charitable donations and the costs related to employee communications, and overall TD Bank marketing expenses which include advertising and market research. In addition, economic research is provided for Green Line and used for marketing and client education purposes and the costs to prepare the research is charged based on usage. Policies and procedures for credit and market risk management are formulated centrally by TD Bank. Expense allocations are determined based on the time spent on each business.

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

     TD Bank advances funding in the form of subordinated loans to GLIS-Australia and GLIS-UK. GLIS-Australia and GLIS-UK maintained available subordinated debt lines with an affiliate totaling $24,944 and $26,454 (unaudited) and $8,373 and $8,055 (unaudited), respectively, as of October 31, 1998 and April 30, 1999 (unaudited), respectively. At October 31, 1998 and April 30, 1999 (unaudited), GLIS-Australia had drawn down $22,138 and $22,222 (unaudited), respectively, on these lines. GLIS-UK had drawn down $2,416 (unaudited) on its loan as of April 30, 1999 (unaudited).

Revenues and expenses resulting from the aforementioned transactions and relationships of Green Line, which are included in the accompanying combined statements of income, are as follows:

                                             FOR THE YEAR ENDED           FOR THE SIX MONTHS ENDED
                                                OCTOBER 31,                      APRIL 30,
                                      --------------------------------    ------------------------
                                        1996        1997        1998         1998          1999
                                      --------    --------    --------    ----------    ----------
                                                                                (UNAUDITED)
REVENUES
Commissions and fees..............    $  8,937    $ 14,706    $ 16,524     $  8,290      $  8,430
Mutual Fund and related revenue...       3,336       4,710       5,959        2,895         2,835
Net interest revenue..............          --          --      (1,038)        (503)         (584)
                                      --------    --------    --------     --------      --------
Total revenues....................    $ 12,273    $ 19,416    $ 21,445     $ 10,682      $ 10,681
                                      ========    ========    ========     ========      ========
EXPENSES
Compensation and benefits.........    $ 40,432    $ 51,647    $ 52,717     $ 22,124      $ 22,950
Occupancy and equipment...........      13,371      16,783      17,065        8,853         9,033
Professional fees.................       3,139       4,141       3,600        1,863         1,759
Other expenses....................       4,947       7,054       7,190        3,901         4,313
                                      --------    --------    --------     --------      --------
Total expenses....................    $ 61,889    $ 79,625    $ 80,572     $ 36,741      $ 38,055
                                      ========    ========    ========     ========      ========

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

15. INTERNATIONAL OPERATIONS

     The total revenues, income before income taxes, and identifiable assets of the Company's businesses by geographic region are summarized below:

                                             FOR THE YEAR ENDED           FOR THE SIX MONTHS ENDED
                                                OCTOBER 31,                      APRIL 30,
                                      --------------------------------    ------------------------
                                        1996        1997        1998         1998          1999
                                      --------    --------    --------    ----------    ----------
                                                                                (UNAUDITED)
Total revenues:
  United States...................    $     --    $250,095    $423,789     $183,512      $343,191
  Canada..........................     167,409     194,028     180,051       93,136       110,938
  Other...........................          --       2,509      10,621        5,263         9,904
                                      --------    --------    --------     --------      --------
  Total...........................    $167,409    $446,632    $614,461     $281,911      $464,033
                                      ========    ========    ========     ========      ========
Income before income taxes:
  United States...................    $     --    $ 35,775    $ 64,243     $ 27,029      $ 66,825
  Canada..........................      54,175      44,290      45,739       20,985        29,807
  Other...........................          --      (1,444)     (6,504)      (1,726)       (3,618)
                                      --------    --------    --------     --------      --------
  Total...........................    $ 54,175    $ 78,621    $103,478     $ 46,288      $ 93,014
                                      ========    ========    ========     ========      ========

                                              OCTOBER 31,    OCTOBER 31,                APRIL 30,
                                                 1997           1998                       1999
                                              -----------    -----------                ----------
                                                                                        (UNAUDITED)
Identifiable assets:
  United States.............                  $1,635,497     $2,800,713                 $5,237,650
  Canada....................                   1,258,675      1,383,020                  2,210,241
  Other.....................                      52,422        115,003                    180,491
                                              ----------     ----------                 ----------
  Total.....................                  $2,946,594     $4,298,736                 $7,628,382
                                              ==========     ==========                 ==========

16. RECONCILIATION OF U.S. AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The combined financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Material differences at October 31, 1997 and 1998 and April 30, 1999 (unaudited) and for the fiscal years ended October 31, 1996, 1997 and 1998 and for the six months ended April 30, 1998 (unaudited) and 1999 (unaudited) between US GAAP and accounting principles generally accepted in Canada ("Canadian GAAP") are described below.

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

NET INCOME

                                            FOR THE YEAR ENDED           FOR THE SIX MONTHS ENDED
                                                OCTOBER 31,                     APRIL 30,
                                       -----------------------------    --------------------------
                                        1996       1997       1998         1998           1999
                                       -------    -------    -------    -----------    -----------
                                                                        (UNAUDITED)    (UNAUDITED)
Net income based on US GAAP........    $29,619    $36,205    $48,713      $21,334        $50,029
Stock-based compensation, net of
  tax..............................         --      3,177        (68)       1,589          3,086
                                       -------    -------    -------      -------        -------
Net income based on Canadian GAAP..    $29,619    $39,382    $48,645      $22,923        $53,115
                                       =======    =======    =======      =======        =======

STATEMENT OF FINANCIAL CONDITION

                                 OCTOBER 31,    OCTOBER 31,     APRIL 30,
                                    1997           1998           1999
                                 -----------    -----------    -----------
                                                               (UNAUDITED)
Total assets based on US
  GAAP.......................    $2,946,594     $4,298,736     $7,628,382
Customer transactions as of a
  trade date.................       307,425        795,429      1,423,091
                                 ----------     ----------     ----------
Total assets based on
  Canadian GAAP..............    $3,254,019     $5,094,165     $9,051,473
                                 ==========     ==========     ==========
Total liabilities based on US
  GAAP.......................    $2,327,075     $3,303,601     $6,437,975
Customer transactions as of
  trade date.................       307,425        795,429      1,423,091
                                 ----------     ----------     ----------
Total liabilities based on
  Canadian GAAP..............    $2,634,500     $4,099,030     $7,861,066
                                 ==========     ==========     ==========

STOCK-BASED COMPENSATION

     During 1997, the TD Bank employee stock option plan was modified to allow option holders to elect to receive cash for the option's intrinsic value, being the difference between the option's exercise price and the current market value of the shares. In accounting for stock options with this feature, SFAS No. 123 requires expensing the annual change in the intrinsic value of the stock options. For options that have not fully vested, the change in intrinsic value is amortized over the remaining vesting period. For purposes of preparing its Canadian GAAP financial statements, TD Bank does not record compensation expense for stock-based compensation, but rather cash payments to option holders are charged to retained earnings.

CUSTOMERS' SECURITIES TRANSACTIONS

     Under U.S. GAAP, customers' securities transactions are recorded on a settlement date basis. Under Canadian GAAP, customers securities transactions are recorded on a trade date basis.

                           TD WATERHOUSE GROUP, INC.
       (A COMBINATION OF CERTAIN BUSINESSES OF THE TORONTO-DOMINION BANK)

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                   (INFORMATION AT APRIL 30, 1999 AND FOR THE
             SIX MONTHS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED)
                                 (IN THOUSANDS)

17. PROPOSED REORGANIZATION AND INITIAL PUBLIC OFFERING (UNAUDITED)

     TD Waterhouse Group, Inc. was organized as an indirect wholly owned subsidiary of TD Bank. In connection with an initial public offering of TD Waterhouse Group, Inc.'s common stock, TD Bank will reorganize the entities and divisions which comprise TD Bank's global discount brokerage business (see Note
1) under the ownership of TD Waterhouse Group, Inc. Management anticipates that the reorganization will include the following steps:

     - TD Bank will transfer all of the stock of WSI, NISC, WAM and WNA to TD Waterhouse Group, Inc. at their respective net book values.

     - TD Bank will transfer the assets and liabilities of GLIS-Canada and TDSS to a newly formed Canadian subsidiary of TD Waterhouse Group, Inc. in exchange for a series of exchangeable preference shares of this subsidiary at their respective net book values. The exchangeable preference shares will have voting and dividend rights equal to an equivalent number of shares of TD Waterhouse Group, Inc.'s common stock, and will be exchangeable at any time, at TD Bank's option, for an equivalent number of shares of TD Waterhouse Group, Inc.'s common stock.

     - TD Bank will transfer all of the stock of GLIS-UK, GLIS-HK and GLIS-Australia to TD Waterhouse Group, Inc. at their respective net book values.

     - TD Waterhouse Group, Inc. will enter into an inter-company services agreement with TD Bank and its affiliates for services provided and received.

                            SUPPLEMENTAL INFORMATION

                            SUPPLEMENTAL INFORMATION

                          WATERHOUSE SECURITIES GROUP
                      (A COMBINATION OF CERTAIN BUSINESSES
                     OF WATERHOUSE INVESTOR SERVICES, INC.)

                          COMBINED STATEMENT OF INCOME
                                 (IN THOUSANDS)

                                                                 FOR THE TWELVE
                                                                  MONTHS ENDED
                                                                OCTOBER 31, 1996
                                                                ----------------
REVENUES
Commissions and fees........................................        $165,817
Mutual fund and related revenue.............................          15,227
Net interest revenue........................................          21,259
Other.......................................................           1,074
                                                                    --------
  TOTAL REVENUES............................................         203,377
                                                                    --------
EXPENSES
Employee compensation and benefits..........................          66,705
Execution and clearing costs................................          25,556
Occupancy and equipment.....................................          30,107
Advertising and marketing...................................           9,321
Communications..............................................           9,171
Professional fees...........................................           9,646
Other.......................................................          19,891
                                                                    --------
  TOTAL EXPENSES............................................         170,397
                                                                    --------
Income before income taxes..................................          32,980
Income tax provision........................................          16,807
                                                                    --------
  NET INCOME................................................        $ 16,173
                                                                    ========

    The accompanying notes are an integral part of these combined financial statements.

                          WATERHOUSE SECURITIES GROUP
                      (A COMBINATION OF CERTAIN BUSINESSES
                    OF WATERHOUSE INVESTORS SERVICES, INC.)

                    COMBINED STATEMENT OF CHANGES IN EQUITY
                                 (IN THOUSANDS)

                                                                 TOTAL
                                                                 EQUITY
                                                                --------
Balance at October 31, 1995.................................    $ 54,824
Net income..................................................      16,173
Purchase accounting adjustments.............................     389,760
                                                                --------
Balance at October 31, 1996.................................    $460,757
                                                                ========

    The accompanying notes are an integral part of these combined financial statements.

                          WATERHOUSE SECURITIES GROUP
                      (A COMBINATION OF CERTAIN BUSINESSES
                     OF WATERHOUSE INVESTOR SERVICES, INC.)

                        COMBINED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 FOR THE TWELVE
                                                                  MONTHS ENDED
                                                                OCTOBER 31, 1996
                                                                ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................       $  16,173
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................           9,272
  (Increases) decreases in operating assets:
     Securities owned.......................................          (4,185)
     Receivable from brokers and dealers....................           1,624
     Receivable from customers..............................        (118,849)
     Deposits with clearing organizations...................            (763)
     Other assets...........................................          (1,600)
  Increases (decreases) in operating liabilities:
     Bank loans and overdrafts..............................         (22,500)
     Deposits received for securities loaned................         263,314
     Payable to brokers and dealers.........................        (136,508)
     Payable to customers...................................          23,169
     Accrued compensation, taxes payable and other
      liabilities...........................................          14,802
                                                                   ---------
       CASH PROVIDED BY OPERATING ACTIVITIES................          43,949
                                                                   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets and leasehold improvements.........         (14,458)
                                                                   ---------
       CASH USED IN INVESTING ACTIVITIES....................         (14,458)
                                                                   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in advances from affiliates........................         (25,506)
                                                                   ---------
       CASH USED IN FINANCING ACTIVITIES....................         (25,506)
                                                                   ---------
       INCREASE IN CASH AND CASH EQUIVALENTS................           3,985
       CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.......          14,553
                                                                   ---------
       CASH AND CASH EQUIVALENTS, END OF PERIOD.............       $  18,538
                                                                   =========
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................       $  13,637
                                                                   =========
  Cash paid for income taxes................................       $  23,543
                                                                   =========

    The accompanying notes are an integral part of these combined financial statements.

                          WATERHOUSE SECURITIES GROUP
  (A COMBINATION OF CERTAIN BUSINESSES OF WATERHOUSE INVESTOR SERVICES, INC.)
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                OCTOBER 31, 1996
                                 (IN THOUSANDS)

1.   ORGANIZATION AND DESCRIPTION OF THE BUSINESS

     On March 31, 1999, the Board of Directors of The Toronto-Dominion Bank ("TD Bank") approved the public offering of TD Bank's global discount brokerage business, which includes the following subsidiaries of Waterhouse Investor Services, Inc. ("WISI"):

     - Waterhouse Securities, Inc. ("WSI"), a U.S. registered broker-dealer which provides discount brokerage services to retail customers in the U.S.

     - National Investor Services, Corp. ("NISC"), a U.S. registered broker-dealer with limited operations as of October 31, 1996.

     - Waterhouse Asset Management ("WAM"), a U.S. registered investment advisor which provides investment advice to a series of affiliated mutual funds.

     - Waterhouse, Nicoll & Associates, Inc. ("WNA"), a U.S. based advertising firm which places advertising for affiliates.

     The aforementioned entities constitute WISI's discount brokerage business and are collectively hereinafter referred to as "Waterhouse."

     Waterhouse provides securities and mutual fund investment services to retail customers throughout the United States. Waterhouse also acts as an investment advisor to a series of proprietary mutual funds and provides execution and clearing services to third-party broker-dealers.

     WISI was acquired by TD Bank in October 1996 for cash and TD Bank Common Stock. The transaction was accounted for under the purchase method and the $390 million excess of the purchase price assigned to Waterhouse's business over the fair value of the net assets acquired was recorded by Waterhouse as goodwill, to be amortized over a period of twenty years. For financial reporting purposes the transaction was accounted for as of October 31, 1996, TD Bank's year end date, which, in the opinion of management, did not have a material effect on the accompanying financial statements for the twelve months ended October 31, 1996.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of the individual entities comprising Waterhouse on a combined basis. All transactions and balances between and among the entities within the combined group have been eliminated.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          WATERHOUSE SECURITIES GROUP
  (A COMBINATION OF CERTAIN BUSINESSES OF WATERHOUSE INVESTOR SERVICES, INC.)
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                                OCTOBER 31, 1996
                                 (IN THOUSANDS)

     COMMISSIONS AND FEES

     Customers' securities transactions are recorded on a settlement date basis with related commission revenue and related expenses recorded on a trade date basis. Fees consist primarily of payments from market makers and exchanges for directing order executions and clearing fees.

     MUTUAL FUND AND RELATED REVENUE

     Mutual fund and related revenue consist of fees earned for providing investment advisory services to a series of related mutual funds and fees for record keeping and shareholder services provided to third-party mutual funds and an affiliated bank. Such revenue is recorded when earned.

     NET INTEREST REVENUE

     Waterhouse reports interest revenue, which primarily arises from margin loans to customers net of the related financing cost (interest expense). Interest expense for the twelve months ended October 31, 1996 was $16,197.

     ADVERTISING AND MARKETING

     Advertising and marketing costs are expensed as incurred.

     DEPRECIATION AND AMORTIZATION OF FIXED ASSETS

     Depreciation of capitalized furniture and equipment is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful life.

     INCOME TAXES

     Waterhouse's results of operations were included in the consolidated income tax returns filed by WISI. WISI allocated income tax expense to Waterhouse based on Waterhouse's ratable share of WISI's taxable income as if Waterhouse were to file separate income tax returns. Deferred tax expenses and benefits were recognized in the combined statement of income for changes in deferred tax assets and liabilities.

     CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, Waterhouse considers all highly liquid investments with original maturities of three months or less (except for amounts designated as securities owned) to be cash equivalents.

     SEGMENT INFORMATION

     The nature and extent of Waterhouse's operations are such that it operates in only one reportable segment as a provider of discount brokerage services and in one geographic location, the United States.

                          WATERHOUSE SECURITIES GROUP
  (A COMBINATION OF CERTAIN BUSINESSES OF WATERHOUSE INVESTOR SERVICES, INC.)
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                                OCTOBER 31, 1996
                                 (IN THOUSANDS)

3.   STOCK OPTIONS

     Certain employees of Waterhouse participated in WISI's stock option plan, which provided for the issuance of WISI's stock options at prices equal to the market value of WISI's stock on the date of grant. WISI accounted for these options in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. WISI had not recognized any compensation expenses relative to Waterhouse's employees; accordingly, no compensation expense was reflected in Waterhouse's financial statements. As a result of WISI's acquisition by TD Bank, all outstanding options were exercised and the plan was terminated. Waterhouse recorded approximately $4.1 million in compensation expense relating to the termination of certain employee stock options prior to its acquisition by TD Bank.

4.   COMMITMENTS AND CONTINGENT LIABILITIES

     Waterhouse leased office space under noncancellable operating leases extending for periods in excess of one year. Future minimum rental commitments under such leases were as follows:

TWELVE MONTHS ENDING OCTOBER 31,
--------------------------------
1997........................................................    $ 6,685
1998........................................................      6,818
1999........................................................      6,383
2000........................................................      5,863
2001........................................................      5,038
Thereafter..................................................     10,202
                                                                -------
                                                                $40,989
                                                                =======

     Rent expense for the twelve months ended October 31, 1996 was approximately $5,485.

5.   NET CAPITAL REQUIREMENTS

     As registered broker-dealers and members of the New York Stock Exchange, WSI and NISC are subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. At October 31, 1996 WSI and NISC had net capital of $40,995 and $768, respectively, which was $29,728 and $518, respectively, in excess of required net capital.

6.   EMPLOYEE BENEFIT PLANS

     WISI had an employee stock ownership plan in which employees of Waterhouse participated. In connection with this plan, Waterhouse recorded compensation expense of $1,950 during the twelve months ended October 31, 1996 which equaled WISI's contributions to the plan on behalf of Waterhouse's employees. As a result of TD Bank's acquisition of all of WISI's outstanding common stock, the plan was terminated and the assets were distributed to participants or, at their election, transferred to a newly created defined contribution plan.

     WISI also had a 401k plan in which employees of Waterhouse participated. Neither Waterhouse nor WISI made contributions to this plan during the twelve months ended October 1996.

                          WATERHOUSE SECURITIES GROUP
  (A COMBINATION OF CERTAIN BUSINESSES OF WATERHOUSE INVESTOR SERVICES, INC.)
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                                OCTOBER 31, 1996
                                 (IN THOUSANDS)

7.   INCOME TAXES

     The reported amount of income tax expense differs from the amount of income tax expense that would result from applying Federal statutory rates to pretax income due primarily to state and local income taxes, accrued expenses and other items such as nondeductible business development expenses and officers' nondeductible life insurance premiums. A reconciliation of Waterhouse's effective tax rate for the twelve months ended October 31, 1996 was as follows:


Federal statutory income tax rate...........................    35.0%
State and local income taxes, net of Federal income tax
  benefit...................................................      7.6
Accrued expenses............................................      5.9
Other, net..................................................      2.4
                                                                -----
                                                                50.9%
                                                                =====

     Income tax expense was as follows:

Current
  Federal...................................................    $ 9,626
  State.....................................................      1,650
                                                                -------
  Total Current.............................................     11,276
                                                                -------
Deferred
  Federal...................................................      4,722
  State.....................................................        809
                                                                -------
  Total Deferred............................................      5,531
                                                                -------
Total Income Tax Expense....................................    $16,807
                                                                =======

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

     In the normal course of business, Waterhouse executes, as agent, securities transactions on behalf of its customers and the customers introduced by other broker-dealers. If either the customer or a counterparty fails to perform, Waterhouse may be required to discharge the obligations of the nonperforming party. In such circumstances, Waterhouse may sustain a loss if the market value of the security is different from the contract value of the transaction.

     In the normal course of business, Waterhouse may deliver securities as collateral in support of various secured financing sources such as securities loaned. Additionally, Waterhouse delivers customer securities as collateral to satisfy margin deposits of various clearing organizations. In the event the counterparty is unable to meet its contracted obligation to return customer securities delivered as collateral, Waterhouse may be obligated to purchase the securities in order to return them to the owner. In such circumstances, Waterhouse may incur a loss up to the amount by which the market value of the securities exceeds the value of the loan or other collateral received or in the possession or control of Waterhouse.

     For transactions in which Waterhouse extends credit to customers, Waterhouse seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Waterhouse monitors required margin levels daily and, pursuant to

                          WATERHOUSE SECURITIES GROUP
  (A COMBINATION OF CERTAIN BUSINESSES OF WATERHOUSE INVESTOR SERVICES, INC.)
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                                OCTOBER 31, 1996
                                 (IN THOUSANDS)

such guidelines, requests customers to deposit additional collateral or reduce securities positions, when necessary.

     Waterhouse has a nationwide retail customer base. Waterhouse conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. The majority of Waterhouse's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States. These result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations. Waterhouse's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. Waterhouse seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. Waterhouse monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels, as appropriate.

9.   RELATED PARTY TRANSACTIONS

     Waterhouse transacts business and has extensive relationships with WISI and its affiliates. Due to these relationships, it is possible that the terms of these transactions were not the same as those that would have resulted from transactions among unrelated parties. A description of these transactions and relationships is set forth below:

     Directors, officers and employees of Waterhouse maintained cash and margin accounts with Waterhouse's broker-dealer subsidiaries and executed securities transactions through these firms in the ordinary course of business.

     As more fully discussed in Note 2, Waterhouse was included in the consolidated federal and combined state and local income tax returns of WISI.

     WAM acted as investment advisor and provided various administrative and shareholder services to a series of proprietary mutual funds. WAM received fees from the funds based primarily on the average daily net asset value of the funds, but may, at its discretion, choose to waive all or a portion of the fees at any time.

     WAM also provided investment advisory services to Waterhouse National Bank ("WNB"), an affiliated commercial bank, with respect to WNB's investments in fixed income securities and received fees based on the market value of the assets under management.

     Customers of WSI and NISC may have elected to sweep their excess cash balances held in their brokerage accounts into an FDIC insured money market account offered by WNB. In connection with this arrangement, WSI and NISC provided WNB with record keeping and shareholder services and as compensation received a fee based on the average daily cash balance that their customers maintained at WNB.

     Fee income related to the aforementioned transactions and relationships have been included in Mutual fund and related revenue in the accompanying combined statement of income and the corresponding amounts were as follows:

    Fees.................................    $ 9,458
    Fees waived..........................     (1,926)
                                             -------
    Fee income...........................    $ 7,532
                                             =======

                          WATERHOUSE SECURITIES GROUP
  (A COMBINATION OF CERTAIN BUSINESSES OF WATERHOUSE INVESTOR SERVICES, INC.)
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                                OCTOBER 31, 1996
                                 (IN THOUSANDS)

     In addition, the Company, primarily through WSI, provided WNB with referral and administrative support services. These services included the marketing of WNB's FDIC insured deposit accounts and various credit products. In addition to these marketing services, WSI provided WNB with various executive and administrative support services. These services included providing office space, audit, tax, human resources, employee benefits and legal. The Company was reimbursed for those services based on an estimate of the costs of providing the services, which approximated $50 per month or $600 per annum and is included in Other revenue in the combined statement of income.

     In the normal course of business, Waterhouse obtained advances from WISI to finance its operations. The advances were payable on demand and bore interest at an annual rate of 10%. For the twelve months ended October 31, 1996, WISI charged Waterhouse interest of approximately $3.2 million.

     During the twelve months ended October 31, 1996, WISI charged Waterhouse a management fee of $600 for management services. In addition, another subsidiary of WISI charged Waterhouse a fee of $600 for advertising services.

10. RECONCILIATION OF U.S. AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The combined financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). For the twelve months ended October 31, 1996 there were no material differences between net income and equity, as presented in the accompanying financial statements under U.S. GAAP, and net income and equity determined by applying accounting principles generally accepted in Canada.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Waterhouse Investor Services, Inc.

     In our opinion, the accompanying combined statements of income, of changes in equity and of cash flows of Waterhouse Securities Group (a combination of certain businesses of Waterhouse Investor Services, Inc.) present fairly, in all material respects, the results of its operations and its cash flows for the year ended October 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
New York, New York
April 29, 1999

                                      LOGO
                                      LOGO

Branch office network
[Graphic: Waterhouse Investor Services Office]

                                                     Touch-tone telephone access
                                                            [Graphic: Telephone]

Online-web Broker
[Graphic: Laptop Computer with Waterhouse Securities Website on Screen]

                                                24-hour service in U.S. & Canada
                 [Graphic: Customer Service Representative on Phone with Client]

                                      LOGO
                                      LOGO

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Set forth below is an estimate (except for the SEC, TSE and NYSE fees) of the fees and expenses payable by us in connection with the offerings of the common stock:


                                                                FEES AND EXPENSES
                                                                -----------------
Registration Fees...........................................       $  278,000
Printing and Engraving Costs................................        1,000,000
Legal Fees and Expenses.....................................        1,700,000
Accounting Fees and Expenses................................        1,800,000
NYSE Listing Fee............................................          504,600
TSE Listing Fee.............................................           36,400
NASD Filing Fees............................................           30,500
Registrar and Transfer Agent's Fees.........................            8,750
Miscellaneous Fees and Expenses.............................          901,750
                                                                   ----------
     Total..................................................       $6,260,000
                                                                   ==========



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a provision in the certificate of incorporation of each corporation organized thereunder, eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for certain breaches of fiduciary duty as a director. Waterhouse's Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by the DGCL.

     Section 145 of the DGCL authorizes a Delaware corporation, within certain limitations, to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by them in connection with any suit or proceeding other than by or on behalf of the corporation, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

     With respect to actions by or on behalf of the corporation, Section 145 permits a corporation to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided such person meets the standard of conduct described in the preceding paragraph, except that no indemnification is permitted in respect of any claim where such person has been found liable to the corporation, unless the Court of Chancery or the court in which such action or suit was brought approves such indemnification and determines that such person is fairly and reasonably entitled to be indemnified.

     Our charter provides for the indemnification of our officers and directors (the "Indemnitees") to the fullest extent permitted by applicable law. Delaware law currently permits a Delaware corporation (i) to indemnify any officer or director in any third-party or governmental actions against them for expenses, judgments, fines and amounts paid in settlement and, in derivative actions, for expenses, if the Indemnitee acted in good faith and in the manner he believed to be in or not opposed to the best interest of such corporation and (ii) to advance expenses in any action, provided that such officer or directors agrees to reimburse the corporation if it is ultimately determined that he was not entitled to indemnification.

     Pursuant to the underwriting agreement between us and the underwriters filed as an exhibit to this registration statement, the underwriters have agreed to indemnify each of our officers and directors and each person, if any, who controls us within the meaning of the Securities Act of 1933, as amended, against certain liabilities, including liabilities under said Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since our formation, we have issued the following securities that were not registered under the Securities Act:

     On April 21, 1999, we issued 100 shares of our common stock to Waterhouse Investor Services, Inc., a wholly-owned subsidiary of TD Bank. Such issuance was made in reliance upon an exemption from the registration provisions of the Securities Act set forth in section 4(2) thereof relating to sales by an issuer not involving a public offering. The foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS


EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
 1*       Form of U.S. and International Underwriting Agreement
 2.1**    Form of Transfer and Assumption Agreement between TD Bank
          and TD Waterhouse Canada
 2.2**    Form of Transfer and Assumption Agreement between TD
          Securities Inc. and TD Waterhouse Canada
 2.3**    Form of Share Transfer Agreement between TD Bank and TD
          Waterhouse
 3.1**    Form of Amended and Restated Certificate of Incorporation of
          TD Waterhouse
 3.2**    Form of By-laws of TD Waterhouse
 4.1**    Specimen common stock certificate
 4.2**    Form of Support and Exchange Agreement between TD
          Waterhouse, TD Waterhouse Canada, TD Bank, Waterhouse
          Investor Services, Inc. and TD Securities Inc.
 4.3**    Form of Exchangeable Preference Share Terms of TD Waterhouse
          Canada
 4.4**    Form of Certificate of Designation creating Special Voting
          Preferred Stock of TD Waterhouse
 4.5**    Specimen Special Voting Preferred stock certificate
 5.1**    Opinion of Simpson Thacher & Bartlett as to validity of
          common stock
 8**      Opinion of Simpson Thacher & Bartlett regarding certain tax matters (included in Exhibit 5.1)
10.1**    Form of 1999 TD Waterhouse Stock Incentive Plan
10.2**    The Toronto-Dominion Bank 1993 Stock Option Plan
10.3**    Form of Master Services Agreement between TD Waterhouse and
          TD Bank
10.4**    Form of Tax Sharing Agreement between TD Waterhouse and
          Waterhouse Investor Services, Inc.
21.1**    List of subsidiaries
23.1*     Consent of PricewaterhouseCoopers LLP
23.2**    Consent of Simpson Thacher & Bartlett (included in Exhibit
          5.1)
27.1**    Financial Data Schedule
99.1**    Consent of Nominee Director
99.2**    Consent of Nominee Director
99.3**    Consent of Nominee Director
99.4**    Consent of Nominee Director


---------------

*   Filed herewith.

**  Previously filed.

     (b) All other schedules are omitted as the required information is included in the Registrant's consolidated financial statements or the related notes or such schedules are not applicable.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 22nd day of June, 1999.


                                          TD WATERHOUSE GROUP, INC.

                                          By:    /s/ STEPHEN D. MCDONALD
                                            ------------------------------------
                                            Name: Stephen D. McDonald
                                            Title: Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed on June 22, 1999 by the following persons in the capacities indicated.


                     SIGNATURE                                             TITLE
                     ---------                                             -----
              /s/ STEPHEN D. MCDONALD                Chief Executive Officer and Deputy
---------------------------------------------------  Chair of the Board of Directors
                Stephen D. McDonald                  (Principal Executive Officer)

                         *                           Executive Vice-President and Chief Financial
---------------------------------------------------  Officer
                  B. Kevin Sterns                    (Principal Financial and Accounting Officer)

                         *                           Chairman of the Board of Directors
---------------------------------------------------
                A. Charles Baillie

                         *                           Director
---------------------------------------------------
                 Frank J. Petrilli

                         *                           Director
---------------------------------------------------
                    John G. See

                         *                           Director
---------------------------------------------------
            Lawrence M. Waterhouse, Jr.

* By /s/ Stephen D. McDonald
     Name:  Stephen D. McDonald
     Title:   Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                        SEQUENTIAL
EXHIBIT                                                                    PAGE
NUMBER    DESCRIPTION                                                     NUMBER
-------   -----------                                                   ----------
 1*       Form of U.S. and International Underwriting Agreement
 2.1**    Form of Transfer and Assumption Agreement between TD Bank
          and TD Waterhouse Canada
 2.2**    Form of Transfer and Assumption Agreement between TD
          Securities Inc. and TD Waterhouse Canada
 2.3**    Form of Share Transfer Agreement between TD Bank and TD
          Waterhouse
 3.1**    Form of Amended and Restated Certificate of Incorporation of
          TD Waterhouse
 3.2**    Form of By-laws of TD Waterhouse
 4.1**    Specimen common stock certificate
 4.2**    Form of Support and Exchange Agreement between TD
          Waterhouse, TD Waterhouse Canada, TD Bank, Waterhouse
          Investor Services, Inc. and TD Securities Inc.
 4.3**    Form of Exchangeable Preference Share Terms of TD Waterhouse
          Canada
 4.4**    Form of Certificate of Designation creating Special Voting
          Preferred Stock of TD Waterhouse
 4.5**    Specimen Special Voting Preferred stock certificate
 5.1**    Opinion of Simpson Thacher & Bartlett as to validity of
          common stock
 8**      Opinion of Simpson Thacher & Bartlett regarding certain tax matters (included in Exhibit 5.1)
10.1**    Form of 1999 TD Waterhouse Stock Incentive Plan
10.2**    The Toronto-Dominion Bank 1993 Stock Option Plan
10.3**    Form of Master Services Agreement between TD Waterhouse and
          TD Bank
10.4**    Form of Tax Sharing Agreement between TD Waterhouse and
          Waterhouse Investor Services, Inc.
21.1**    List of subsidiaries
23.1*     Consent of PricewaterhouseCoopers LLP
23.2**    Consent of Simpson Thacher & Bartlett (included in Exhibit
          5.1)
27.1**    Financial Data Schedule
99.1**    Consent of Nominee Director
99.2**    Consent of Nominee Director
99.3**    Consent of Nominee Director
99.4**    Consent of Nominee Director


---------------

*   Filed herewith.

**  Previously filed.